SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2006

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g32 (b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities. Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements. For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies. There can be no assurance that actual outcomes will not differ materially from the forwardlooking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited
(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature		)*

Date 27 April 2006

* Print the name and title of the signing officer under his signature.

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Strong performance from the major divisions

Division	Mar-06 v Mar-05 (%)
Personal	**16**
Institutional	**8**
New Zealand Bus	**14**
Corporate	**16**
Esanda	**(20)**
Asia Pacific*	**18**

NPAT ($m)
542
486
335
212
53
46
NPAT increase
NPAT decrease
Mar-05 NPAT

ANZ
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2006-2007
Build position in Australia
2007-2010
&
Benefit from NZ investment
2010+
&
&
Longer-term growth from Asia

Improved results from New Zealand

ANZ

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Welcome to IFRS!

1 October 2005
AASB **139**, 132 & 4 come into play

	Mar 2005	Sep 2005	Mar 2006
Statutory IFRS Accounts 2005 not restated for AASB 139, 132, and 4	2005	2005	2006
Fully Comparable IFRS Accounts We have applied all standards to 2005 to generate meaningful cash earnings comparatives	2005	2005	2006

Lack of comparability HOH a real issue eg:

ANZ 7

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Very strong headline growth; 10.4% underlying growth

Cash EPS 9.7%
Underlying growth (pcp)
NPAT
$m
1,555
15
(19)
17
1,568
163
1,731
13
67
1,811
AIFRS adjustments
Hedging fair value gains
Significant items
Underlying growth
Hedging fair value gains
Significant items
Mar-05
Mar-05 Cash
Mar-06 Cash
Mar-06
10.4%
16.5%

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Good underlying business momentum

Strong income growth, continued investment
(Cash Earnings)
$m
1,568
228
7.3%
156
11.1%
(132)
6.2%
16
(6.7%)
(105)
17.2%
1,731
10.4%
10.4%
Profit before provisions
Mar-05
Cash
Net Interest
Income
Other
income
Expenses
Provisions
Tax & OEI
Mar-06
Cash

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Net Interest Income# Drivers 1H06 v 2H05
Personal
$62m
-$7m
$55m
5.6%
(0.7%)
4.9%
Institutional@
$75m
-$16m
$59m
14.9%
(3.3%)
11.6%
Corporate
$31m
-$17m
$14m
7.1%
(4.0%)
3.1%
NZ Businesses^
(NZD)
$58m
-$27m
$31m
7.6%
(3.6%)
4.0%
Esanda
$7m
-$12m
-$5m
3.3%
(5.7%)
(2.4%)
Group
$234m
-$107m
$127m
7.3%
(3.4%)
3.9%
Legend
AIEA growth
Margin
Net Interest Income

	End of Period+
Personal	6.2%
Institutional@	6.8%
Corporate	5.0%
NZ Businesses^ (NZD)	6.9%
Esanda	1.3%
Group	5.8%

+growth in net loans & advances, including acceptances, fx adjusted

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Competitive impacts on overall margin moderating slightly*

Includes 1.5bp impact from higher trading securities etc, which drove higher non-interest income bps
235.7
(3.7)
(2.3)
1.8
(4.1)
2.1
229.5
Funding Mix
Asset Mix
Wholesale Rate
Competition
Other
Sep-05
Mar-06
(6.2bps)

Competition reflected mainly in product migration

(competition impact on Group Margin 2H05 – 1H06)

bps
-1.3
-0.7
-0.7
-0.7
-0.6
-0.1
NZ Product Migration
Aust. Product Migration
Aust. Inst./Corp
Asset Finance
Aust. Mortgages
Other

ANZ 11

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Non Interest Income highly seasonal, but good momentum

Series break due to IFRS
7.7%
0.8%
7.7%
0.6%
8.6%
2.2%
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06

ANZ 12

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Total Markets Revenue ($m)
Looking at Trading Income in isolation is misleading, given interplay with NII and FX revenue
21%
280
40
184
56
300
3
187
110
338
14
179
145
1H05
2H05
1H06
Net Interest Income
Other Income (mainly FX)
Profit on Trading Securities

ANZ VaR remains significantly below peers
(Ave period VaR 99% confidence level)
$m
1.9
2.1
2.3
2.5
11.0
2H04
1H05
2H05
1H06
Peer Ave.^

ANZ 13

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Revenue/Cost 'Jaws' reopening

10%
8%
6%
4%
2%
0%
JAWS
1H04
2H04
1H05
2H05
1H06
Revenue Growth (pcp)
Cost Growth (pcp)

Cost to Income reduced^
Impacted by IFRS restatements

50%
48%
46%
44%
42%
40%
Series break
AIFRS
AGAAP
FY01
FY02
FY03
FY04
FY05
1H06

183
45
-114
38
17
52
Integration savings key driver. 64 frontline FTE added in the half
Personal
Inst
NZ Bus
Corp
Esanda
Asia

ANZ

^Adjusted for AIFRS 2005 adjustments and non core items

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Portfolio credit quality remains strong

Increase in Non Accrual loans driven by two accounts

$m
#
700
600
500
400
300
200
100
0
45
40
35
30
25
20
15
10
5
0
Sep-04
Mar-05
Sep-05
Mar-06
New Non Accrual Loans (LHS)
New Non Accrual Loan Accounts >$1m (RHS)

Delinquencies remain low
(60+ day delinquencies)

2.4%
2.0%
1.6%
1.2%
0.8%
0.4%
0.0%
Mortgages
Credit Cards
Normal seasonal up-tick
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06

0.33%
0.19%
0.13%
0.17%
0.15%
Mar-03
Mar-04
Mar-05
Sep-05
Mar-06

*annualised

ANZ
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Major divisions driving improved revenue growth

Divisional Revenue^ Growth Matrix
Revenue Growth
> 9%
7-9%
< 7%
Group Target
Institutional (12%)
Asia Pac (11%)
Personal (11%)
Corporate (7%)
New Zealand (5%)*
Esanda (-5%)
1H05 (pcp)
1H06 (pcp)

ANZ

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Australian Geographic margin down 2bps

Competition key driver of margin decline
Includes benefit of TTS provision release, FX revenue hedge and reduced broker impact
233.5
(0.6)
(1.5)
0.6
(4.1)
3.3
231.2
Funding Mix
Asset Mix
W'sale Rate
Competition
Other
Sep-05
Mar-06
(2.3bps)

ANZ 25

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Shift in funding mix offset by capital investment earnings

Transfer of capital from UK to NZ
236.2
(4.6)
(3.2)
2.9
(5.1)
5.7
231.9
Funding Mix
Asset Mix
W'sale Rate
Competition
Other (incl. Capital Invst)
Sep-05
Mar-06
(10.0bps)
(4.3bps)

ANZ
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ACE capital position relatively stable over the half

6.00
5.75
5.50
5.25
5.00
4.75
4.50
4.25
5.07
0.82
(0.47)
(0.30)
(0.07)
0.05
0.03
(0.12)
(0.02)
(0.02)
0.01
4.98
Earnings#
Dividends
RWA Growth
Buyback
DRP/BOP
Employee Shares
INGA & Assoc
AIFRS
FX
Other
Target
Sep-05
Mar-06

#Includes non-core earnings of 4bps

ANZ
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shares
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
$27.00
$26.00
$25.00
$24.00
$23.00
$22.00
$21.00
$20.00
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Weekly buyback volume (LHS)
ANZ Weekly VWAP (RHS)
Mkt Weekly VWAP (RHS)
Total buyback VWAP ($22.26)
Total mkt VWAP ($22.60)

ANZ

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Trying to making your life easier!

ILLUSTRATIVE

Profit before provisions

Revenue Growth

Expense growth (2H / FY)	2H / FY	-3.7% / 4%	-1.8% / 5%	0.0% / 6%	1.9% / 7%	3.8% / 8%	5.7% / 9%	7.6% / 10%
	7.5% / 8%	-13% / 1%	-10% / 2%	-6% / 4%	-3% / 6%	1% / 8%	4% / 10%	8% / 12%
	5.6% / 7%	-12% / 1%	-8% / 3%	-5% / 5%	-1% / 7%	2% / 9%	6% / 11%	9% / 13%
	3.6% / 6%	-10% / 2%	-6% / 4%	-3% / 6%	0% / 8%	4% / 10%	7% / 12%	11% / 13%
Expense growth	1.7% / 5%	-8% / 3%	-5% / 5%	-1% / 7%	2% / 9%	6% / 11%	9% / 12%	13% / 14%
	-0.2% / 4%	-7% / 4%	-3% / 6%	0% / 8%	4% / 10%	7% / 11%	11% / 13%	14% / 15%
	-2.1% / 3%	-5% / 5%	-2% / 7%	2% / 9%	5% / 10%	9% / 12%	12% / 14%	16% / 16%
	-4.0% / 2%	-3% / 6%	0% / 8%	4% / 9%	7% / 11%	10% / 13%	14% / 15%	17% / 17%

Cash Profit

PBP Growth

Provisioning	2H / FY	-1.1% / 7%	0.7% / 8%	2.6% / 9%	4.4% / 10%	6.3% / 11%	8.2% / 12%	10.0% / 13%
$ 454 / $ 678	103% / 20%	-11% / 4%	-9% / 5%	-7% / 6%	-5% / 7%	-3% / 8%	-1% / 9%	1% / 10%
$ 398 / $ 622	77% / 10%	-9% / 5%	-7% / 6%	-5% / 7%	-3% / 8%	-1% / 9%	1% / 10%	3% / 11%
$ 341 / $ 565	52% / 0%	-7% / 6%	-5% / 7%	-3% / 8%	-1% / 9%	1% / 11%	3% / 12%	5% / 13%
$ 285 / $ 509	27% / -10%	-5% / 7%	-3% / 8%	-1% / 10%	1% / 11%	4% / 12%	6% / 13%	8% / 14%
$ 228 / $ 452	2% / -20%	-2% / 9%	0% / 10%	2% / 11%	4% / 12%	6% / 13%	8% / 14%	10% / 15%
$ 172 / $ 396	-23% / -30%	0% / 10%	2% / 11%	4% / 12%	6% / 13%	8% / 14%	10% / 15%	12% / 17%
$ 115 / $ 339	-49% / -40%	2% / 11%	4% / 12%	6% / 13%	8% / 14%	10% / 16%	12% / 17%	14% / 18%

Assumes slightly higher tax rate in second half.

ANZ

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Net Individual Provision charge down 8.5%

Net Individual Provisions by Geography
300
250
200
150
100
50
0
-50
-100
$248m
$151m
$207m
$188m
Sep-04
Mar-05
Sep-05
Mar-06
Aust
NZ
UK/US
Asia
Other

Net Individual Provisions By Size 1H06
>$30m
1 Customer
1 Customer
>$10m - $30m
2 Customers
>$5m - $10m
<$5m

ANZ 32

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Group risk grade profile largely unchanged

Group – Outstandings
$206bn
$236bn
$248bn
$257bn*
AAA to BBB
BBB-
BB+ to BB
BB-
>BB-
11.3%
10.9%
11.1%
11.2%
56.7%
58.2%
58.3%
58.3%
15.6%
15.6%
16.6%
16.1%
14.1%
13.3%
12.1%
12.6%
2.3%
2.0%
1.9%
1.8%
Mar-04
Mar-05
Sep-05
Mar-06

Investment Grade lending as at Mar-06 is $178bn or 69.5% of the portfolio

	Mar-04	Mar-05	Sep-05	Mar-06
B+ to CCC	1.8%	1.7%	1.6%	1.5%
Non Accrual	0.5%	0.3%	0.3%	0.3%

*Excludes Kingfisher securitisation amount of $1.5bn

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Institutional risk grade profile continues to improve

Institutional – Outstandings

$43bn
$46bn
$47bn
$49bn
AAA to BBB
BBB-
BB+ to BB
BB-
>BB-
48.6%
49.6%
50.9%
51.0%
19.5%
21.1%
19.5%
22.4%
19.0%
17.1%
17.7%
13.5%
9.7%
10.5%
10.3%
11.5%
3.2%
Mar-04
Mar-05
Sep-05
Mar-06

	Mar-04	Mar-05	Sep-05	Mar-06
B+ to CCC	1.8%	1.1%	1.1%	0.9%
Non Accrual	1.4%	0.6%	0.5%	0.7%

Investment Grade lending as at Mar-06 is $36bn or 73.4% of the portfolio

ANZ

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Credit quality robust in Mortgages Australia

Strong LVR profile
80%
70%
60%
50%
40%
30%
20%
10%
0%
LVR at origination Sep-05
LVR at origination Feb-06
Dynamic LVR Sep-05
Dynamic LVR Feb-06
0-60%
61-75%
76-80%
81%-90%
91%+

Network vs Brokers 60+ day Delinquencies
0.6%
0.4%
0.2%
0.0%
Network
Brokers
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06

Portfolio by product – Mortgages Australia (incl Origin)
31%
4%
65%
32%
5%
63%
32%
8%
60%
32%
10%
58%
32%
10%
58%
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06
Home Loans
Equity Loans
RILs

ANZ
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Credit Cards: Risk Mix shift towards Proprietary Cards

Consumer Cards Outstandings (A$b)
1.2
2.75
1.45
2.72
1.83
2.87
2.62
3.09
Mar-03
Mar-04
Mar-05
Mar-06
Loyalty
Proprietary (including Low Rate & White Label)

Credit Cards Australia 60+Days arrears impacted by seasonality
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Proprietary
Loyalty
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06

Personal Loans Australia arrears improving following seasonal up-tick
1.8%
1.6%
1.4%
1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
> 90 Days
> 60 Days
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06

ANZ

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NZ consumer credit quality – putting it in perspective

NZ Home Loan arrears in line with same period last year
60+ day arrears
0.30%
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06

NZ Credit Card arrears well down on same period last year
60+ day arrears
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06

Income growth likely to absorb higher repayment costs from refinancing at higher interest rates, even for those coming off best in market offers
Change in customer repayments
25%
20%
15%
10%
5%
0%
Average income growth over two years
Higher income offsets higher repayments
Current 2yr fixed rates
Higher repayments greater than higher income
7.0%
7.5%
8.0%
8.5%
9.0%
9.5%
Best 2yr rate on offer during price war was 6.89% by TSB
Interest rate at time of refinancing

Estimated Effective Rate on fixed borrowings across all tenors
%
7.8
7.6
7.4
7.2
7.0
6.8
6.6
Today
7.7% peak?
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07

* *Based on 20 year loan period*

Sources: Reserve Bank; ANZ National Bank

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Industry exposures – Australia & New Zealand

Lending Assets (AUD)
% of Portfolio (RHS scale)
% in High Risk (RHS scale)
% in Non Accrual (RHS scale)
Health & Community Services
Cultural & Recreational Services
Forestry & Fishing
Mining
Personal & Other Services
Communication Services
25bn
20bn
15bn
10bn
5bn
0bn
9.0%
6.0%
3.0%
0.0%
Sep-03
Sep-04
Sep-05
Mar-06

ANZ 38

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Industry exposures – Australia & New Zealand

Lending Assets (AUD)
% of Portfolio (RHS scale)
% in High Risk (RHS scale)
% in Non Accrual (RHS scale)
Finance - Other
Transport & Storage
Utilities
Finance – Banks, Building Soc etc.
Accommodation, Clubs, Pubs etc.
Construction
25bn
20bn
15bn
10bn
5bn
0bn
9.0%
6.0%
3.0%
0.0%
Sep-03
Sep-04
Sep-05
Mar-06

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Industry exposures – Australia & New Zealand

Lending Assets (AUD)
% of Portfolio (RHS scale)
% in High Risk (RHS scale)
% in Non Accrual (RHS scale)
Real Estate Operators & Dev.
Retail Trade
Agriculture
Manufacturing
Wholesale Trade
Business Services
25bn
20bn
15bn
10bn
5bn
0bn
9.0%
6.0%
3.0%
0.0%
Sep-03
Sep-04
Sep-05
Mar-06

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Leading major bank customer satisfaction
(Main Financial Institution*)

85
80
75
70
65
60
55
50
Closest major peer
Aug-96
Feb-97
Aug-97
Feb-98
Aug-98
Feb-99
Aug-99
Feb-00
Aug-00
Feb-01
Aug-01
Feb-02
Aug-02
Feb-03
Aug-03
Feb-04
Aug-04
Feb-05
Aug-05
Feb-06
ANZ
Peer Banks

Market Share Gap
4.4%
3.1%
2.5%
1.2%
9.9%
14.3%
11.1%
14.2%
10.7%
13.2%
11.4%
12.6%
Mar-03
Mar-04
Mar-05
Feb-06
ANZ
2 peer

Significantly increasing customer share of wallet
(traditional banking products*)

8.1%
2.4%
Tight peer range (Feb '06)
40.7%
44.0%
49.4%
50.6%
51.9%
49.2%
ANZ
Peer Ave.
Mar-04
Feb-06

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Personal: Convenience & Simplicity delivering for our staff and customers

Continuing to invest in distribution
(# branches and ATMs)

800
780
760
740
720
700
1,800
1,650
1,500
1,350
1,200
1,050
900
11 Branches & 134 ATMs added during 1H06
Sep-04
Mar-05
Sep-05
Mar-06
Branches (LHS)
ATMs (RHS)

Margins remain stable; some benefits from basis risk (bps)

219
216
216
1H05
2H05
1H06

Frontline staff engagement continues to improve
(branch manager engagement)

82%
86%
2004
2006

Strong growth in "Everyday Banking"* accounts in all states
(# new accounts)

'000
100
80
60
40
20
0
2H05
1H06
NSW
Vic/Tas
Qld
SA/WA

ANZ

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86.7
6%
91.5
6%
96.7
1H05
2H05
1H06

Balanced contribution from distribution network (% flows)

By FUM 1H06
18%
42%
41%
22%
41%
37%
22%
40%
38%
19%
46%
35%
1H05
2H05
1H06
Broker
Network
Specialist

1.2
1.1
1.0
0.9
0.8
0.7
0.94
1.13
0.86
0.88
0.99
0.93
ANZ
ANZ Retail
Peer 1
Peer 2
Peer 3
Peer 4

1.4
1.3
1.2
1.1
1.0
0.9
0.8
0.7
1.10
1.08
1.11
1.11
1.12
Basis Risk +2bps, Competition -1bp
1H04
2H04
1H05
2H05
1H06

#Margin before broker commissions

44

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Account numbers continue to grow solidly

11% increase in account numbers
3,434
3,625
3,820
1H05
2H05
1H06

Majority of new accounts part of "Everyday Banking" package (% of new accounts)

74%
26%
76%
24%
2H05
1H06
Everyday Banking Accounts*
Other Accounts

Good FUM growth in all products (A$b)

35.6
14.5
12.7
8.5
39.5
15.4
15.4
8.8
1H05
1H06
Transactions
Savings
Term Deposits

12.7
0.3
7.7
1.6
3.1
15.4
0.6
8.4
1.9
4.5
1H05
1H06
CMA
V2+
Progress Saver
Online Saver & Other

*includes Transaction and Progress Saver accounts, excl Visa Debit

45

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Increased low rate flows assisting FUM growth ($m)
4,694
12%
5,253
9%
5,714
447
1,378
2,869
880
1,390
2,983
1,168
1,454
3,092
1H05
2H05
1H06
Loyalty
Proprietary
Low Rate*

Growth in Low Rate cards moderating after strong launch (% growth of new accounts)
40%
28%
31%
57%
21%
22%
47%
28%
25%
1H05
2H05
1H06
Loyalty
Proprietary
Low Rate*

Proprietary and Low Rate income** and loss margin stable
(index Jan-05 Income = 100)
index
120
100
80
60
40
20
0
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
Income
Loss Rate

Income and loss margin steady for Loyalty products
(index Jan-05 Income = 100)
index
120
100
80
60
40
20
0
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
Income
Loss Rate

* Low Rate includes White Label

**excludes Annual Fees

46

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Investment & Insurance: Direct Businesses building momentum

Direct Businesses

% NPAT contribution
Gen Insr.
12%
Trustees
14%
50%
Fin'al Planning
Margin Lending
24%
43%
25%
20%
18%
Fin'al Planning
Margin Lending
Trustees
Gen Insur.

...driven by solid FUM growth

1H06 FUM
$9.5b
$1.1b
$2.1b
22%
11%
8%
Fin'al Planning
Margin Lending
Trustees

Indirect Businesses

12.8
11.5
9.5
9.4
2.4
2.5
8.3
9.0
One Answer
Other Personal
Mezzanine
Employer Super

ANZ Financial Planners continue to perform well (% flows)

Other
25%
50%
ANZFP
Direct
7%
18%
IFA's (aligned to INGA)

ANZ
47

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11%
13%
20%
-7%
Focus on reducing reliance on debt product
TTS
Markets
C&SF
DPG

Strong market driven RWA growth (hoh RWA growth*)

12%
10%
8%
6%
4%
2%
0%
2H04
1H05
2H05
1H06

% Inst. FTE
32
29
7
-17
DPG
15%
Markets
26%
45%
TTS
14%
C&SF
TTS
Markets
C&SF*
DPG

Reducing credit spreads continue to impact Institutional margins

60
50
40
30
20
10
0
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
BBB+ 1 year credit spread
12 mnth Rolling Ave.

*continuing businesses

48

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New Zealand: Good underlying momentum in both retail businesses

7.1%
8.1%
0.7%
ANZ
NBNZ
-5.4%
2H05
1H06

ANZ Mortgage growth accelerated in Mar-06 half
15.4%
7.6%
10.5%
3.3%
ANZ
NBNZ
Lending
Deposits

NBNZ maintains customer satisfaction lead, ANZ improving#

85%
75%
65%
55%
45%
35%
01q4
02q4
03q4
04q4
05q4
72%
71%
65%
59%
58%
ANZ
ASB
BNZ
NBNZ
Westpac
Kiwibank

11,978
12,503
12,976
2,158
727
2,448
6,645
2,102
1,425
2,268
6,708
2,094
1,860
2,085
6,937
Mar-05
Sep-05
Mar-06
Term Deposits
Call (incl On-Line)
Savings
Transaction & Other

49

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38%
3%
5%
5%
1%
-8%
2H05
1H06
Inst.*
Corp.
Rural

% 1H06 Inst. PBP
DPG
C&SF
TTS
Markets
16%
15%
47%
23%

6%
10%
70%
60%
DPG
TTS
Markets
C&SF*

Corporate: Continued strong volume growth, credit quality remains sound

NZ$b
12
10
8
6
~19% CAGR
1.0%
0.7%
0.4%
0.1%
-0.2%
2H04
1H05
2H05
1H06
Net Lending Assets $b (LHS)
Ind. Provisions** as % of NLA's (RHS)

Rural: Ongoing solid FUM growth offset by margin contraction

NZ$b
Index
(2H04 = 100)
12
10
8
6
~13% CAGR
150
130
110
90
70
50
2H04
1H05
2H05
1H06
Net Lending Assets $b (LHS)
NIM (RHS)

ANZ

*Continuing Businesses
**Specific Provisions pre AIFRS

50

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Corporate: Solid FUM growth partially offset by increased competition

Net Lending Assets
Small Bus.
1%
Business
44%
55%
Corporate
6.8%
16.2%
2.8%
4.8%
5.9%
Corp
Bus. Bank
Small Bus.
-2.2%
2H05
1H06

Deposits
Small Bus.
12%
Business
43%
44%
Corporate
7.0%
10.2%
4.9%
6.7%
2.9%
4.0%
Corp
Bus. Bank
Small Bus.
2H05
1H06

Investment in Small Business paying dividends

All Key Customer Metrics improved*
3.5%
2.0%
Customers less likely to switch
-2.0%
Mkt Share
Cust Sat.
Prop. to Switch

Private Equity pipeline continues to build

trans'n
Asset ($m)
80
60
40
20
0
220
190
160
130
100
70
40
10
1H03
2H03
1H04
2H04
1H05
2H05
1H06
Total Cumulative # of Deals Entered (LHS)
Value Private Equity

Increasing competition impacting Net Interest Margin

Competition - 4.5bps Lending, 3.6bps Deposits
369.0
(3.0)
366.0
(4.5)
(2.6)
(1.0)
2.1
360.0
2H05
Corporate
Business
Small Bus.
Portfolio Mix
Mar-05
Sep-05
Mar-06

*TNS Business Finance Monitor Mar-06 v Oct-04

ANZ
51

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Net Lending Assets ($bn) & New Business Margin (Indexed)

2.1
2.0
1.8
1.6
100
99
94
91
11.6
11.9
12.6
12.9
2H04
1H05
2H05
1H06
Australia
NZ
NBM

Impact of oil price on used car values

A$k
WTI
US$/Barrel
18
17
16
15
14
65
55
45
35
25
15
Ave Used Vehicle Price (LHS)
Oil Price
00
01
02
03
04
05

New strategy to revitalise the business and achieve growth

ESANDA

ANZ

Source: ABS, Australian Automobile Association

52

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ANZ Network

33.4%
15.2%
Revenue Growth
Expense Growth

...assisted by significant improvements in staff engagement

Total Asia

41%
52%
2004
2006

Asian Network

41%
49%
2004
2006

Retail Partnerships

$m
21.1
16.1
12.0
1H05
2H05
1H06
Underlying Earnings
Provision add back
WHT writeback
One-off gain

CAGR's
Panin 17%
Metro 58%
211
221
283
246
524
300
1H04
1H05
1H06
Indonesia Cards
Metrocards (Phil.)

53

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Strong NPAT growth...

$m
31.8
49.6
11%
55.0
1H05
2H05
1H06

2H05
1H06
12.4%
12.9%
14.4%
4.2%
Lending
Deposits

% 1H06 NPAT
50%
28%
13%
6%
15%
24%
12%
28%
PNG
Fiji
Vanuatu
Samoa

Continued customer account growth across the region

,000
24% CAGR
374.9
416.7
469.6
516.5
2H04
1H05
2H05
1H06

ANZ

54

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Strong progress on our Corporate Responsibility agenda

2005
Total Score
0 20 40 60 80 100
Average Global
ANZ Banking Group
Best company global
Economic Dimension
0 20 40 60 80 100
Social Dimension
0 20 40 60 80 100
Environmental Dimension
0 20 40 60 80 100
06
Sustainability Indexes

ANZ
55

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Searchable text section of graphics shown above

[GRAPHIC]

06

2006 Interim Results

Australia and New Zealand Banking Group Limited

27 April 2006

John McFarlane

Chief Executive Officer

www.anz.com	[LOGO]

A good first half

1H06 v 1H05

Statutory profit	16%

Cash* profit	10%

Cash* profit before provisions	10%

Cash* EPS	10%

Dividend	10%

		2006 guidance

Revenue Growth*	8%	7-9%

Expense Growth*	6%	5-7%

*adjusts headline numbers for AIFRS 2005 adjustments, significant items and incremental integration costs and fair value hedge gains/losses

[LOGO]

2

Strong performance from the major divisions

[CHART]

* Does not include Asia institutional business which is reported within Institutional

3

A clear strategy - advance domestically while developing long term growth options in Asia

•      Winning share in Australia

•      Good earnings momentum

•      Leading customer satisfaction

•      Leading staff engagement

•      Investing for tomorrow

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]
Build position in Australia	Benefit from NZ investment	Longer-term growth from Asia
	Improved results from New Zealand	Portfolio of low-risk Asian growth investments, where we can add value

4

A stronger foundation than ever for the future

•                  Years of investment (branches, customers, people, technology, community)

•                  Now engaged staff, satisfied customers, community respect,

•                  Specialisation strategy and unique culture key differentiators

•                  Growing in Australia, dominant in NZ, real Asian opportunity

•                  Reliable and consistent delivery and execution

ANZ – now a very different bank, for all stakeholders

5

[GRAPHIC]

06

2006 Interim Results

Australia and New Zealand Banking Group Limited

27 April 2006

Peter Marriott

Chief Financial Officer

www.anz.com	[LOGO]

Welcome to IFRS!

1 October 2004	1 October 2005
IFRS applies, except AASB 139/132/4. AASB 139 the most significant of new standards for a bank	AASB 139, 132 & 4 come into play

	Mar 2005	Sep 2005	Mar 2006

Statutory IFRS Accounts	2005	2005	2006
2005 not restated for	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]
AASB 139, 132, and 4

Fully Comparable IFRS Accounts	2005	2005	2006
We have applied all standards to	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]
2005 to generate meaningful
cash earnings comparatives

Lack of comparability HOH a real issue eg:

• Change in margin	3 bp (statutory)	7 bp (fully comparable)

• Other income growth	-14% (statutory)	2% (fully comparable)

[LOGO]

7

Very strong headline growth; 10.4% underlying growth

[CHART]

8

Good underlying business momentum

Strong income growth, continued investment

(Cash Earnings)

[CHART]

HOH Growth	4.2%	2.3%	2.1%	(31.1)%	12.4%	9.3%

Profit before Provisions			4.9%

9

Solid volume growth offset by margin pressure, particularly in Corporate and Esanda

[CHART]

@Continuing Businesses

#NII includes tax equivalent gross-up

^excludes non core items & shareholder functions

+growth in net loans & advances, including acceptances, fx adjusted

10

Competitive impacts on overall margin moderating slightly*

Lower competitive intensity in NZ, partly offset by increase in Australia	Competition reflected mainly in product migration
(competition impact on Group Margin
Includes 1.5bp impact from higher trading securities etc, which drove higher non-interest income	2H05 – 1H06)

[CHART]	[CHART]
• Offset by 2bp benefit from basis risk • Total Mortgages margin has increased by 1bp

* Competition impact in 2H05 was 5.4bp including impacts of product migration

11

Non Interest Income highly seasonal, but good momentum

Item	pcp growth	hoh growth

Fee Income	8%	flat

FX Earnings	3%	2%

Profit on Trading Secs.	large	56%

Other	16%	7%

Total	11%	2%

Non Interest Income is subject to seasonality, largely on fee line

(other income growth hoh*)

[CHART]

*Operating segments core OOI growth, 1H06 & 2H05 AIFRS, 1H05 & 2H04 AGAAP

12

Client flows driving increased Markets income, assisted by favourable conditions

Total Markets Revenue ($m)	ANZ VaR remains significantly below peers
(Ave period VaR 99% confidence level)
Looking at Trading Income in isolation is misleading, given interplay with NII and FX revenue

[CHART]	[CHART]

^NAB & WBC ave. for Sep-05 half, CBA ave. for Dec-05 half

13

Re-opening the ‘Jaws’ – increasing the gap between revenue and cost growth

Revenue/Cost ‘Jaws’ reopening

Revenue Growth v Cost Growth (hoh)*

1.1%	-2.2%	-1.3%	+0.1%	+2.2%

[CHART]

Cost to Income reduced^ Impacted by IFRS restatements

[CHART]

Continuing to invest in frontline capabilities

(1H06 FTE growth)

Integration savings key driver. 64 frontline FTE added in the half

[CHART]

*2H05 & 1H06 AIFRS, remainder AGAAP, Core revenue and expense growth, adjusted for NBNZ normalisation

^Adjusted for AIFRS 2005 adjustments and non core items

14

Portfolio credit quality remains strong

Increase in Non Accrual loans
driven by two accounts

[CHART]

Delinquencies remain low

(60+ day delinquencies)

[CHART]

Individual Provisions

maintained at low levels

(Ind. Provisions / Net Lending Assets*)

[CHART]

*annualised

15

Collective Provision driven by a reduction in risk offset by lending growth

Collective Provision Charge ($m)

[CHART]

Key Drivers	1H05	2H05	1H06

Portfolio growth & risk changes	8%+ portfolio growth and flat risk mix in continuing business	10%+ portfolio growth and flat risk mix in continuing business, except for Cards	11%+ portfolio growth and flat risk mix in continuing business, except for Cards & Esanda

Scenario impact	Introduction of Oil Provision due to increased volatility in oil price. Rundown of offshore risk provision	Increased Oil Provision due to spike in oil price. Rundown of offshore risk provision	Oil Provision reduction in line with modelled emergence pattern

Other	Reduction in risk as legacy assets, including offshore energy exposures matured or sold	Continuing risk reduction as legacy assets matured or sold	Final run-off of risk associated with legacy assets

+annualised

16

Capital management and other financial considerations

Capital Management

•                  Capital management initiatives will generally be considered when ACE capital is above the target range

•                  In the short-term, ACE capital generation needs to cover:

•                  Balance Sheet impact of market share gains driving above peer RWA growth

•                  Asian acquisitions

•                  Deductions - eg capitalised software

•                  Lower DRP flow back than peers

•                  APRA’s revised hybrid rules expected to allow access to cost effective non-innovative hybrid capital

Revenue Hedging

•                  Current revenue hedging policy is to remain unhedged unless the currency is perceived to be significantly overvalued

•                  Future foreign exchange hedging may be designated as a mixture of revenue (short term P&L) and capital hedges (Equity)

17

Group outlook

Item	Outlook	Drivers

Revenue	Slightly above mid point of 7% - 9% medium term target range	• Continued strong volume growth in both Aust & NZ, driving interest and fee income • Margin compression forecast to be slighter greater than long term trend

Expenses	Low end of 5%-7% 2006 guidance	• Ongoing investment particularly in Personal and increased people costs in Inst/Corp • Partly offset by continued efficiency gains across the Group

Provisions	Difficult to be prescriptive - no immediate concerns	• Uncertain - dependant on actual losses, asset growth and change in risk profile, but more likely to increase

Taxation	Higher tax rate than FY05	• Increased tax rate due to continued run-off of structured transactions. Likely to be higher in 2nd half

18

[GRAPHIC]

06

2006 Interim Results

Australia and New Zealand Banking Group Limited

27 April 2006

John McFarlane

Chief Executive Officer

www.anz.com	[LOGO]

A good first half

		1H06 v 1H05

Statutory profit		16%
Cash* profit		10%
Cash* profit before provisions		10%
Cash* EPS		10%
Dividend		10%

		2006 guidance

Revenue Growth*	8%	7%-9%

Expense Growth*	6%	5%-7%

*                 adjusts headline numbers for AIFRS 2005 adjustments, significant items and incremental integration costs and fair value hedge gains/losses

20

[GRAPHIC]

06

2006 Interim Results

Australia and New Zealand Banking Group Limited

27 April 2006

Additional Information

www.anz.com	[LOGO]

Profit & Cash EPS reconciliation

	1H06 ($m)	2H05 ($m)	1H05 ($m)	pcp change	hoh change
				(%)	(%)

Income	4,963	4,814	4,582	8.3	3.1
Expenses	(2,185)	(2,266)	(2,152)	(1.5)	3.6
Profit before Provisions	2,778	2,548	2,430	14.3	9.0
Provision for Credit Impairment	(224)	(296)	(284)	21.1	24.3
Tax & OEI	(743)	(632)	(591)	(25.7)	(17.6)
NPAT	1,811	1,620	1,555	16.4	11.8
AIFRS 2005 Adjustments	—	(46)	15
Non Core Items*	(67)	21	17
Fair Value Hedging Gains/Losses	(13)	(12)	(19)
Pref. Share Dividend	(12)	(12)	(6)
Adjusted Cash NPAT	1,719	1,571	1,562	10.1	9.4
Average Shares	1,828	1825	1823
Basic Cash EPS (cents)	94.0	86.1	85.7	9.7	9.2

*includes significant items & incremental integration costs

22

Cash EPS comparison – AGAAP v A-IFRS

			Share			Derivative	Hybrid
	Reported	Goodwill	based	Fee	Credit loss	accounting	financial
12 months ended 30/09/05 ($m)	AGAAP	amortisation	payments	revenue	provisioning	incl. hedging(1)	instruments	Other	AIFRS

Net interest income	5,798			622			(66)	17	6,371

Other operating income	3,552	45		(635)		43		(13)	2,992

Operating expenses	(4,515)	179	(80)					(2)	(4,418)

Provision for Credit Impairment	(580)				15				(565)

Income tax expense	(1,234)		17	3	(6)	(12)		(1)	(1,233)

Net profit attributable to minority interests	(3)								(3)

Net profit after tax attributable to shareholders of the Company	3,018	224	(63)	(10)	9	31	(66)	1	3,144

Goodwill amortisation	224	(224)							0

Significant items	38								38

Derivatives revaluation	0					(31)			(31)

“Cash” net profit after tax	3,280								3,151

Hybrid financial instruments	(84)						66		(18)

“Cash” earnings	3,196								3,133

Average shares (basic)	1,824								1,824

Cash EPS (cents per share)	175.2								171.8

(1) This excludes the effect of applying ‘bid’ or ‘offer’ prices rather than ‘mid’ prices and changes in the market value of counterparty risk included in the measurement of the fair value of derivatives

23

Major divisions driving improved revenue growth

Divisional Revenue^ Growth Matrix

[CHART]

2005 growth represents AGAAP Mar 05 v Mar 04, 2006 growth represents AIFRS Mar 06 v Mar 05

•                  Good momentum in major divisions

•                  Personal driven by strong FUM growth and stable margins

•                  Good growth in Markets, Trade, C&SF driving Institutional

•                  Solid volume growth & more favourable margin environment benefiting New Zealand

•                  Good performance from Pacific and growth in Asian Cards earnings driving Asia Pacific

•                  Solid volume growth offset by increased margin contraction impacting Corporate

•                  Esanda impacted by reduced margins, continued restructuring of UDC and impact of oil price on residual values

^Continuing business, excludes significant items

*New Zealand Businesses in NZ$, normalised for NBNZ

24

Australian Geographic margin down 2bps

Competition key driver of margin decline

Includes benefit of TTS provision release, FX revenue hedge and reduced broker impact

[CHART]

Competition impacts across the portfolio

(competition impact on Aust margin hoh)

Impact	1H06	2H05
	(bps)	(bps)

Mortgages	(0.9)	(1.3)

Inst. & Corp	(1.1)	(1.3)

Esanda	(0.6)	(0.5)

Card Product Mix	(0.7)	(0.3)

Deposit Product Mix	(0.3)	(0.4)

Other	(0.5)	(0.2)

Total	(4.1)	(4.0)

25

Reduced competition offset by increased funding impact in NZ Geographic margin

Shift in funding mix offset by capital investment earnings

Transfer of capital from UK to NZ

[CHART]

Fixed rate mortgage competition abated in 1H06

(competition impact on NZ margin hoh)

Impact	1H06	2H05
	(bps)	(bps)

Mortgage Product Mix	(1.9)	(3.3)

Fixed Rate Competition	(0.1)	(2.5)

Inst. & Corp	(0.2)	(1.2)

UDC	(1.1)	(0.4)

Deposit Product Mix	(3.1)	(2.5)

Other (incl. Liab’s)	1.3	(0.4)

Total	(5.1)	(10.3)

26

ACE capital position relatively stable over the half

ACE Capital conservatively managed during 1H06 awaiting final APRA rules

[CHART]

•                  ANZ continues to generate sufficient organic capital to fund business growth and capital initiatives

•                  Commitment for Tianjin partnership included in 1H06 ACE calculation

•                  APRA recently announced deferral of net AIFRS deductions (deferred pensions liabilities, capitalised software, derivative hedge accounting) to Jan 2008 coinciding with expected BASEL II implementation

#Includes non-core earnings of 4bps

27

NZ revenue hedges partially unwound as NZ$ weakens

A$/NZ$ weakened to long term average rate

[CHART]

NZ$ Revenue Hedging

	Mar-06		Sep-05

Notional Principal (NZ$b pre-tax)	2.91		4.35
Deferred Market Value (A$m post-tax)	143	#	29
• Expected 2HO6 Benefit	26
• Post 2006	117
Ave. exchange rate of open position (spot)	~ 1.095		~ 1.088

•                  Current revenue hedging policy is to remain unhedged unless the currency is perceived to be significantly overvalued.

•                  Post Sept 06, AIFRS requires revenue hedges to be MTM through P&L. ANZ will continue with its current hedging policy, however future hedging may be designated as a mixture of revenue (short term P&L) and capital hedges (Equity).

•                  At Sept 06, realised & unrealised profits taken to retained earnings

•                  During the half, NZ$0.7b of hedges matured against 1H06 earnings (cost $2m), and additional NZ$0.7b of hedges unwound as NZ$ weakened approaching longer term average (benefit locked in $26m).

•                  95% of 2H06 NZ earnings hedged at ~1.106.

#based on closing rate of 1.17

28

$350m on market share buyback completed in March 06

Summary
Total shares repurchased	15.7m
% of shares on issue	0.9%
Capital consumption	A$350m

[CHART]

29

Trying to making your life easier!	ILLUSTRATIVE

Revenue Growth

[CHART]

PBP Growth

[CHART]

Each 10% change in provisioning charge yoy equals 1.3% change in growth rate

Assumes slightly higher tax rate in second half.

30

Credit Quality

31

Net Individual Provision charge down 8.5%

•              Credit quality in New Zealand and Offshore continues to improve, with lower Net Individual Provisions.

•              Net Individual Provisions are up in Australia, due to the downgrade and provisioning of two Institutional accounts.

Net Individual Provisions by Geography	Net Individual Provisions By Size 1H06

[CHART]	[CHART]

32

Group risk grade profile largely unchanged

Group – Outstandings

[CHART]

*Excludes Kingfisher securitisation amount of $1.5bn

33

Institutional risk grade profile continues to improve

Institutional – Outstandings

[CHART]

34

Credit quality robust in Mortgages Australia

•             Dynamic LVR profile reflects strong migration into lower LVR buckets compared to time of origination

•             Owner Occupied dominates the portfolio, while the uptake of Equity products has stabilised

•             Broker and Network 60+ day arrears are marginally higher at Mar-06 than at Sep-05 due to seasonality, but in line with Mar-05

Strong LVR profile [CHART]

Network vs Brokers 60+ day Delinquencies	Portfolio by product – Mortgages Australia (incl Origin)

[CHART]	[CHART]

35

Credit Cards: Risk Mix shift towards Proprietary Cards

•             The Consumer Cards portfolio has traditionally been weighted towards Loyalty however this balance is progressively changing due to strong Proprietary growth through competitive products and focused marketing campaigns, including the very successful Zero % balance transfer

•             Proprietary products are higher risk than Loyalty products and while their arrears rate is higher, there is no deteriorating trend present in either product

Consumer Cards Outstandings (A$b) [CHART]

Credit Cards Australia 60+Days arrears impacted by seasonality	Personal Loans Australia arrears improving following seasonal up-tick

[CHART]	[CHART]

36

NZ consumer credit quality – putting it in perspective

NZ Home Loan arrears in line with same period last year	NZ Credit Card arrears well down on same period last year

[CHART]	[CHART]

Income growth likely to absorb higher repayment costs from refinancing at higher interest rates, even for those coming off best in market offers	Estimated Effective Rate on fixed borrowings across all tenors

[CHART]	[CHART]

Best 2yr rate on offer during price war was 6.89% by TSB

Interest rate at time of refinancing

* Based on 20 year loan period	Sources: Reserve Bank; ANZ National Bank

37

Industry exposures – Australia & New Zealand

Health & Community Services	Cultural & Recreational Services	Forestry & Fishing

[CHART]	[CHART]	[CHART]

Mining	Personal & Other Services	Communication Services

[CHART]	[CHART]	[CHART]

38

Finance - Other	Transport & Storage	Utilities

[CHART]	[CHART]	[CHART]

Finance – Banks, Building Soc etc.	Accommodation, Clubs, Pubs etc.	Construction

[CHART]	[CHART]	[CHART]

39

Real Estate Operators & Dev.	Retail Trade	Agriculture

[CHART]	[CHART]	[CHART]

Manufacturing	Wholesale Trade	Business Services

[CHART]	[CHART]	[CHART]

40

Divisional Performance

41

Personal: Record lead on customer satisfaction driving market share and share of wallet gains

Leading major bank customer satisfaction	Closing gap on number 2 market position
(Main Financial Institution*)	(share of traditional banking products*)
Market Share Gap
[CHART]
[CHART]

Significantly increasing customer share of wallet
(traditional banking products*)

[CHART]

*Source: Roy Morgan Research - Main Financial Institution, % Satisfied (Very or Fairly Satisfied), 6 monthly moving average	*Source: Roy Morgan Research - Traditional Banking 12 monthly moving average

42

Personal: Convenience & Simplicity delivering for our staff and customers

Continuing to invest in distribution	Margins remain stable; some
(# branches and ATMs)	benefits from basis risk (bps)

[CHART]	[CHART]

Frontline staff engagement continues to improve	Strong growth in “Everyday Banking”* accounts in all states
(branch manager engagement)	(# new accounts)

[CHART]	[CHART]

*Everyday Banking incl. Transaction Accounts and Progress Saver, excl. Visa Debit

43

Mortgages: Good performance driven by solid FUM growth and favourable margin environment

Mortgage growth continues at solid rate	Balanced contribution from distribution network
(FUM A$b excl securitised assets)	(% flows)

[CHART]	[CHART]

ANZ Retail* growing well above system,
Origin run-off impacting total growth	1H06 margins# benefited from basis risk,
(APRA Oct 05 – Feb-06)	partially offset by competition

[CHART]	[CHART]

*Source APRA incl ADIs only. ANZ Retail includes all channels expect Origin	#Margin before broker commissions

44

Banking Products: good growth in all products driving market share gains

Majority of new accounts part of
Account numbers continue to grow solidly	“Everyday Banking” package
(% of new accounts)

[CHART]	[CHART]

Good FUM growth in all	Solid growth in all Savings products
products (A$b)	(Savings a/c FUM A$b)

[CHART]	[CHART]

*includes Transaction and Progress Saver accounts, excl Visa Debit

45

Consumer Finance: Solid FUM growth, losses in line with long term trends

Increased low rate flows	Growth in Low Rate cards moderating after strong launch
assisting FUM growth ($m)	(% growth of new accounts)

[CHART]	[CHART]

Proprietary and Low Rate income** and loss margin stable	Income and loss margin steady for Loyalty products
(index Jan-05 Income = 100)	(index Jan-05 Income = 100)

[CHART]	[CHART]

* Low Rate includes White Label **excludes Annual Fees

46

Investment & Insurance: Direct Businesses building momentum

Direct Businesses	Indirect Businesses

Strong Growth in all Direct Businesses (1H06 NPAT growth)…	One Answer & Employer Super driving INGA FUM growth (Mar-06 A$b)

[CHART]	[CHART]

…driven by solid FUM growth	ANZ Financial Planners continue to perform well (% flows)

[CHART]	[CHART]

47

Institutional*: Solid lending growth, driven by buoyant market; High market liquidity still impacting margins

Specialist product businesses continuing to perform well (1H06 NPAT growth)	Strong market driven RWA growth (hoh RWA growth*)

[CHART]	[CHART]

Investment centred on growth business (FTE growth 1H06)	Reducing credit spreads continue to impact Institutional margins

[CHART]	[CHART]

*continuing businesses

48

New Zealand: Good underlying momentum in both retail businesses

Strong underlying business momentum in both retail brands (NZ$ profit before provisions*)	Solid asset growth in both brands, good deposit growth in ANZ brand (1H06 FUM growth annualised (NZ$))

[CHART]	[CHART]

NBNZ maintains customer satisfaction lead, ANZ improving#	Migration largely from Savings Accounts into ANZ Online Saver (Deposit FUM NZ$m)

[CHART]	[CHART]

*1H06 results adjusted for net Commerce Commission costs (NZ$5m for each Bank) and costs of domestic systems relocation in ANZ (NZ$5m)

# Source: ACNielsen© Consumer Finance Monitor; rolling 4 quarter average percentage of customers rating their main bank as ‘Excellent’ or ‘Very good’ in response to the question ‘How would you rate your (main) provider of financial services on its overall service?’

49

New Zealand: Institutional and Corporate performing well, Rural impacted by competition and seasonality

Strong growth in Institutional* and Corporate; Rural impacted by competition and seasonality (NZ$ profit before provisions)	% 1H06 Inst. PBP	Institutional*: Result driven by Markets performance given increased NZ$ volatility and strong sales volumes (1H06 profit before provisions growth (NZ$))

[CHART]	[CHART]	[CHART]

Corporate: Continued strong volume growth, credit quality remains sound		Rural: Ongoing solid FUM growth offset by margin contraction

[CHART]		[CHART]

*Continuing Businesses

**Specific Provisions pre AIFRS

50

Corporate: Solid FUM growth partially offset by increased competition

Strong Lending and Deposit growth in all business (average FUM growth)		Investment in Small Business paying dividends

Net Lending Assets	Deposits	All Key Customer Metrics improved*

[CHART]	[CHART]	[CHART]

Private Equity pipeline continues to build		Increasing competition impacting Net Interest Margin

[CHART]		[CHART]

*TNS Business Finance Monitor Mar-06 v Oct-04

51

Esanda and UDC: impacted by high oil prices and structural changes in NZ business

Lending growth in Australia partly offset by decline in NZ

•                  Solid growth in Australia

•                  NZ book growth impacted by restructure

•                  Steps in place to stabilise NZ asset levels to return to growth in 2007

•                  New Business Margin continued to decline in 1H06

•                  Actions taken in 2nd quarter have seen improvement in margin

Net Lending Assets ($bn) & New Business Margin (Indexed)

[CHART]

1H06 result impacted by lower used vehicle prices

•                  Since January 2004 used vehicle prices in Australia have been declining due in part to rising oil prices

•                  Lower used vehicle prices have impacted Esanda by:

•                  Higher trading losses on End of Lease vehicles

•                  Lower value on realised security when accounts default impacting Credit Loss Provision

Impact of oil price on used car values

[CHART]

New strategy to revitalise the business and achieve growth

Sharpen and Simplify Finance Company focus

Improve sales channel coverage

Upgrade finance company products

Faster & more efficient processes

Improve execution capabilities

Dynamic energetic culture

[LOGO]

Source: ABS, Australian Automobile Association

52

Asia: Asian Network performing well, supported by Card JV’s, Panin JV impacted by tough economic environment

ANZ Network		Retail Partnerships

Growing revenues faster than expenses… (1H06 v 1H05)		Panin earnings impacted by difficult economic environment partly offset by provisioning

[CHART]		[CHART]

…assisted by significant improvements in staff engagement		Solid growth in card numbers in both ANZ Panin and Metrobank partnerships

Total Asia	Asian Network

[CHART]	[CHART]	[CHART]

53

Pacific: Solid FUM growth and customer acquisition continues to drive momentum

Strong NPAT growth…	…driven by continued solid lending growth despite deposit growth moderating in 1H06, following strong 2H05

[CHART]	[CHART]

Profit growth driven by continued momentum in major markets (1H06 NPAT growth)	Continued customer account growth across the region

[CHART]	[CHART]

54

Strong progress on our Corporate Responsibility agenda

2005

[CHART]

•                  “Community Involvement” No.3 value evident in ANZ’s culture according to our staff (Profit and Customer Focus number 1 & 2 respectively)

•                  22% improvement in performance on 2005 Dow Jones Sustainability Index

•                  Member of FTSE4Good Global Index

•                  AA on Reputex Social Responsibility ratings

•                  Significant improvement on 2005 Corporate Responsibility Index

•                  Environmental management presents greatest opportunity for improvement

•                  Interim Corporate Responsibility Report released today

55

Strong progress on our Corporate Responsibility agenda

Putting our customers first

•                  ANZ has the most satisfied retail customers of the four major banks and St George according to Roy Morgan research. Customer satisfaction continues to improve - from 76.6% in September 2005 to 78.2% in February 2006.

•                  We have been managing and measuring our performance on each of the promises in our Customer Charter for five years now. The Charter was updated in November 2005 to include new responsible lending commitments and, since then, we have met or exceeded all but one of the revised performance indicators. Our monthly tracking reported three customer complaints about privacy, which have since been investigated and addressed.

•                  We have opened 11 new branches and installed 160 new ATMs across Australia in the past six months. Our new branches are located in Thirroul and Scone, NSW; Clarkson, Livingston, Melville and Falcon Dawesville, WA; Diamond Creek and Wyndham Village, Victoria; Chancellor Park and Miami in Qld and Gungahlin, ACT.

Leading and inspiring our people

•                  Employee engagement remains steady at 60%. Our engagement score remains the highest of all major corporations in Australia and ahead of the banking and financial services sector benchmark. Within these results, engagement in our Personal Division increased from 64 to 66%.

•                  Our Breakout program has been in place for six years now as part of our long-term commitment to creating a values-driven culture. This year, a major focus for the program is involving our people who serve our customers. Almost 3,000 employees from our Personal Division have completed the “Breakout to the Frontline” program since its commencement, including 2,025 participants in the past six months. A further 150 additional workshops are scheduled throughout the remainder of the year

•                  We achieved our goal to have 20% female representation in executive positions and completed our first organisation-wide Diversity survey.

•                  Our Lost Time Injury Frequency Rate (LTIFR) has declined from 4.2 in October 2005 to 4 and employee turnover remains steady at 11.6%.

56

Earning community trust

•                  We are expanding our Saver Plus financial literacy and matched savings program to include 18 sites nationally and 6,000 families over the next three years. The program will be implemented in partnership with The Smith Family, Brotherhood of St Laurence, Benevolent Society and Berry Street Victoria and six sites in Victoria, which will be delivered in partnership with the State Government.

•                  More than 4,150 people have participated in our MoneyMinded financial education program through group workshops and one-to-one meetings with financial counsellors and community educators across Australia. We have also launched MoneyMinded on-line, a non-branded, interactive financial education website for our employees, customers and the community.

•                  The MoneyBusiness financial literacy and inclusion program with Indigenous communities is in progress in six remote sites in the Northern Territory and Western Australia. This pilot program is being conducted in partnership with FaCSIA and community organisations such as Mission Australia (Katherine), Galiwinku Community Incorporated (Galiwinku), Geraldton Resource Centre (Geraldton), Kununurra Waringarri Aboriginal Corp (Kununnurra) and Centacare (Tennant Creek). Eighteen local staff have been appointed from within Indigenous communities to manage the program.

Integrating environmental and social considerations into our business practices

•                  We have developed and implemented our Environmental Management System, which will be independently verified by September 2006. A range of initiatives has commenced to assist in reducing our overall footprint including specific work at key commercial sites and branches to improve energy and operational efficiencies.

•                  Our Sustainable Procurement Policy, Sustainable Clauses and the Sustainability Self-Assessment Tool have been integrated into the templates for all new tenders and new and existing contracts with key strategic suppliers.

•                  Following the pilot phase of ANZ’s environmental and social issues screening process, full implementation has been agreed and initiated across our Institutional & Corporate lending activities. At 31 March 2006, 25% of Institutional divisions new transactions and annual reviews have been screened, along with a complete assessment of both Institutional and Corporate’s lending portfolios.

57

Summary of forecasts – Australia

	2005	2006	2007

GDP	2.3	2.8	3.8

Inflation	2.6	3.0	2.9

Unemployment	5.0	5.4	5.2

Cash rate	5.5	5.5	5.75

10 year bonds	5.4	5.4	5.3

$A/$US	0.76	0.69	0.67

Credit	13.4	12.4	10.2

- Housing	13.3	12.6	11.3

- Business	13.8	13.1	9.1

- Other	12.8	8.2	7.6

All Forecasts for Sept bank year

58

Summary of forecasts – New Zealand

	2005	2006	2007

GDP	2.6	1.4	2.1

Inflation	3.4	2.9	2.6

Unemployment	3.7	3.9	4.3

Cash rate	6.75	7.00	5.50

10 year bonds	5.7	6.0	6.0

$NZ/$US	0.70	0.60	0.54

Credit	15.2	11.3	8.9

- Housing	16.1	12.3	9.0

- Business (incl rural)	18.3	9.7	9.0

- Other (personal)	7.5	7.0	7.2

All Forecasts for Sept bank year

59

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins
Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4091   e-mail: higgins@anz.com

60

HIGHLIGHTS

Media Release

For Release: 27 April 2006

ANZ interim profit $1,811 million

All figures compared to March 2005 half year unless otherwise indicated

Profit after tax

• Statutory profit $1,811 million	up 16%
• Cash* profit $1,731 million	up 10%
• Cash* profit before provisions	up 10%

Earnings per share

• EPS 98.4 cents	up 18%
• Cash* EPS 94.0 cents	up 10%

Dividend

• Interim dividend 56 cents	up 10%

Ratios

•      Return on equity 20.9% (18.3%)

•      Adjusted common equity ratio stable at 5.0%

Business comment

•      Strong performance in Personal Banking, record lead in customer satisfaction

•      Good momentum in New Zealand and Institutional

•      Continued frontline investment with 1,231 additional FTE

•      Provision for credit impairment at cyclical low

•      Growth and Transformation program on track

•     Revenue* growth 8%          (target range 7% - 9%)

•     Cost-Income* ratio 45.8%  (1.0% improvement)

*      Adjusted for AIFRS 2005 adjustments and non-core items (including significant items, ANZ National Bank incremental integration costs and AIFRS mark to market of certain hedge gains/losses)

1

Australia and New Zealand Banking Group Limited (ANZ) today announced a record profit after tax of $1,811 million for the half-year ended 31 March 2006, up 16%. The headline result included a number of one-off gains including the National Housing Bank (NHB) insurance settlement and, adjusting for these, cash* earnings per share were up 10%.

The Interim Dividend was increased by 10% to 56 cents.

ANZ Chief Executive Officer Mr John McFarlane said: “This is a good result based on a strong underlying business performance.

“Revenue growth at 8% is the highest it has been in recent years and solidly within our target range of 7-9%. The cost to income ratio is down 1%, with expenses contained within our target range. Credit quality remains at its best level in more than a decade and at a cyclical low. While we remain vigilant to potential risks, we are yet to see any material credit issues emerging.

“In recent years we set out to make ANZ a very different bank. Against the trend we invested to create a real difference that others would find hard to replicate.

“We began a journey to create a distinctive culture and we have achieved high levels of staff engagement. We added around 4,000 people to serve our customers while others were cutting staff. We opened and refurbished, and restaffed our branches while others were closing. We invested in Asia at a time the market considered it unfashionable.

“This has been the right agenda but it has been tougher than we anticipated. Only now is the difference starting to be tangible, and beginning to change the face of banking in Australia and New Zealand.

“This result is good progress but still leaves a great deal to be done. We need to work hard in the years ahead to build the momentum in our Personal, Institutional and New Zealand divisions, to improve our cost-income ratio and advance our strategic agenda. Continuing to make ANZ a very different bank remains the core of our agenda,” Mr McFarlane said.

Divisional Performance

Personal continues to deliver very strong growth, with earnings up 16%. We continued our investment in future growth with the addition of 545 staff, 22 new branches, and 362 ATMs since the March 2005 half. All individual personal businesses recorded double-digit earnings growth, with Mortgages up 21% and Investment & Insurance Products up 18%. Personal also saw continued improvements in staff engagement and in customer satisfaction, where we now have a distinct lead over our peers.

Institutional grew 8% over the same period last year, adjusting for discontinued businesses exited to reduce risk. Institutional has invested in its businesses throughout the year, through the retention and recruitment of high quality staff, and has restructured its business model to recognise the changing requirements of our customer base. This has helped secure very high revenue growth of 12%. The performances of Trade and Transaction Services, Markets, Corporate and Structured Finance, and New Zealand were particularly strong.

*      Adjusted for AIFRS 2005 adjustments and non-core items (including significant items, ANZ National Bank incremental integration costs and AIFRS mark to market of certain hedge gains/losses)

2

New Zealand Businesses (which excludes Institutional) were up 14% on the same period last year in NZ dollar terms. On a full geographic basis New Zealand was up 16%. This was assisted by lower credit provision charges and, adjusting for this, profit before provisions was up 3% and up 5% on the previous half. The business is showing promising momentum, with robust credit growth and improved credit quality. Interest margin decline moderated and we are starting to see cost synergies flow from integration.

Corporate was up 16%, with improved credit quality offsetting the impact of increased competitive intensity. Lending and deposit growth were both up 11%. Expenses grew 8% from a 5% growth in staff numbers and the impact of annual salary increases, as we continued to invest in expanding our customer proposition. We expect expense growth to moderate in the second half, and income growth to improve as we generate returns from our earlier investment.

Asia Pacific was up 18%. Very strong growth in the Pacific and the network business in Asia were partly offset by lower equity accounted earnings in Panin Bank. Costs associated with developing our partnership business contributed to overall costs increasing 23%. Our Asian cards business had a 47% growth in earnings over the previous half. We advanced our strategic agenda in Asia, with the planned acquisition of a 19.9% stake in Tianjin City Commercial Bank. Discussions on other expansion options continued.

Esanda is receiving increased management attention and was the only division to have a disappointing half. Earnings were down 20% on the same period last year due to lower margins, the impact of higher petrol prices, higher credit losses from declining security values, and mark-to-market write-downs of residual asset values. UDC continues to be weak, although new management is focused on turning this around. Performance in the second half is expected to improve.

Looking forward

Commenting on the outlook for ANZ, Mr McFarlane said: “With a strong first half behind us and good momentum going into the second half, we are increasingly confident about the year as a whole. 2006 is expected to be a good year for ANZ.

“We are now seeing returns from the investment we made in recent years and this is likely to result in revenue growth above the mid-point of our medium term 7-9% target range in 2006. Expense growth is under control and likely to be towards the bottom end of our 5-7% target range for the year. While the credit environment remains benign, we envisage a modest increase in credit costs in the second half from a very low base.

“Over the past nine years, shareholders have seen good financial returns, and we are continuing to invest to underpin our future. Our agenda is to make ANZ a very different bank. This is now showing through in our relationships with our customers, our people, the community and our shareholders,” Mr McFarlane said.

For media enquiries, contact:	For analyst enquiries, contact:

Paul Edwards	Stephen Higgins
Head of Corporate Communications	Head of Investor Relations
Tel: 03-9273 6955 or 0409-655 550	Tel: 03-9273 4185 or 0417-379 170
Email: paul.edwards@anz.com	Email: higgins@anz.com

3

Australia and New Zealand

Banking Group Limited

ABN 11 005 357 522

Consolidated Financial Report
Dividend Announcement and
Appendix 4D

Half Year

31 March 2006

This Financial Report on the consolidated Group contains the information required by Appendix 4D of the Australian Stock Exchange Listing Rules, should be read in conjunction with the September 2005 Concise Annual and Financial Reports, and is lodged with the Australian Stock Exchange under listing rule 4.2A

RESULTS FOR ANNOUNCEMENT TO THE MARKET	APPENDIX 4D

Name of Company:	Australia and New Zealand Banking Group Limited
ABN 11 005 357 522

Report for the half year ended 31 March 2006

		A$million

Group operating revenue	8%* to	4,963

Operating profit after tax attributable to shareholders	16%* to	1,811

Proposed interim dividend per ordinary share, fully franked at 30% tax rate		56 cents

2005 interim dividend per ordinary share, fully franked at 30% tax rate		51 cents

Record date for the proposed interim dividend		19 May 2006

The proposed interim dividend will be payable to shareholders registered in the books of the Company at close of business on 19 May 2006. Transfers must be lodged before 5:00 pm on that day to participate.

Payment date for the proposed interim dividend		3 July 2006

* Compared to March 2005

This Financial Report on the consolidated Group contains the information required by Appendix 4D of the Australian Stock Exchange Listing Rules, should be read in conjunction with the September 2005 Concise Annual and Financial Reports, and is lodged with the Australian Stock Exchange under listing rule 4.2A

Highlights

All figures compared to March 2005 half year unless otherwise indicated

Profit after tax
• Statutory profit $1,811 million	up 16%
• Cash* profit $1,731 million	up 10%
• Cash* profit before provisions	up 10%

Earnings per share
• EPS 98.4 cents	up 18%
• Cash* EPS 94.0 cents	up 10%

Dividend
• Interim dividend 56 cents	up 10%

Ratios
• Return on equity 20.9% (18.3%)
• Adjusted common equity ratio stable at 5.0%

Business comment

•                  Strong performance in Personal Banking, record lead in customer satisfaction

•                  Good momentum in New Zealand and Institutional

•                  Continued frontline investment with 1,231 additional FTE

•                  Provision for credit impairment at cyclical low

•                  Growth and Transformation program on track

•                  Revenue* growth 8%            (target range of 7% - 9%)

•                  Cost-Income* ratio 45.8%    (1.0% improvement)

*      Adjusted for AIFRS 2005 adjustments and non-core items (including significant items, ANZ National Bank incremental integration costs and AIRFS mark to market of certain hedge gains /losses)

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED	ABN 11 005 357 522

CONSOLIDATED FINANCIAL REPORT, DIVIDEND ANNOUNCEMENT and APPENDIX 4D

Half year ended 31 March 2006

This Results Announcement has been prepared for Australia and New Zealand Banking Group Limited (the “Company”) together with its subsidiaries which are variously described as “ANZ”, “Group”, “ANZ Group”, “us”, “we” or “our”.

All amounts are in Australian dollars unless otherwise stated. The Company has a formally constituted Audit Committee of the Board of Directors. This report was approved by resolution of a Committee of the Board of Directors on 27 April 2006.

When used in this Results Announcement the words “estimate”, “project”, “intend”, “anticipate”, “believe”, “expect”, “should” and similar expressions, as they relate to ANZ and its management, are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Such statements constitute “forward-looking statements” for the purposes of the United States Private Securities Litigation Reform Act of 1995. ANZ does not undertake any obligation to publicly release the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

HIGHLIGHTS

Media Release

For Release: 27 April 2006

ANZ interim profit $1,811 million

All figures compared to March 2005 half year unless otherwise indicated

Profit after tax
• Statutory profit $1,811 million	up 16%
• Cash* profit $1,731 million	up 10%
• Cash* profit before provisions	up 10%

Earnings per share
• EPS 98.4 cents	up 18%
• Cash* EPS 94.0 cents	up 10%

Dividend
• Interim dividend 56 cents	up 10%

Ratios
• Return on equity 20.9% (18.3%)
• Adjusted common equity ratio stable at 5.0%

Business comment

•      Strong performance in Personal Banking, record lead in customer satisfaction

•     Good momentum in New Zealand and Institutional

•     Continued frontline investment with 1,231 additional FTE

•     Provision for credit impairment at cyclical low

•     Growth and Transformation program on track

•                  Revenue* growth 8%             (target range 7% - 9%)

•                  Cost-Income* ratio 45.8%    (1.0% improvement)

*                 Adjusted for AIFRS 2005 adjustments and non-core items (including significant items, ANZ National Bank incremental integration costs and AIFRS mark to market of certain hedge gains/losses)

Australia and New Zealand Banking Group Limited (ANZ) today announced a record profit after tax of $1,811 million for the half-year ended 31 March 2006, up 16%. The headline result included a number of one-off gains including the National Housing Bank (NHB) insurance settlement and, adjusting for these, cash* earnings per share were up 10%.

The Interim Dividend was increased by 10% to 56 cents.

ANZ Chief Executive Officer Mr John McFarlane said: “This is a good result based on a strong underlying business performance.

“Revenue growth at 8% is the highest it has been in recent years and solidly within our target range of 7-9%. The cost to income ratio is down 1%, with expenses contained within our target range. Credit quality remains at its best level in more than a decade and at a cyclical low. While we remain vigilant to potential risks, we are yet to see any material credit issues emerging.

“In recent years we set out to make ANZ a very different bank. Against the trend we invested to create a real difference that others would find hard to replicate.

“We began a journey to create a distinctive culture and we have achieved high levels of staff engagement. We added around 4,000 people to serve our customers while others were cutting staff. We opened and refurbished, and restaffed our branches while others were closing. We invested in Asia at a time the market considered it unfashionable.

“This has been the right agenda but it has been tougher than we anticipated. Only now is the difference starting to be tangible, and beginning to change the face of banking in Australia and New Zealand.

“This result is good progress but still leaves a great deal to be done. We need to work hard in the years ahead to build the momentum in our Personal, Institutional and New Zealand divisions, to improve our cost-income ratio and advance our strategic agenda. Continuing to make ANZ a very different bank remains the core of our agenda,” Mr McFarlane said.

Divisional Performance

Personal continues to deliver very strong growth, with earnings up 16%. We continued our investment in future growth with the addition of 545 staff, 22 new branches, and 362 ATMs since the March 2005 half. All individual personal businesses recorded double-digit earnings growth, with Mortgages up 21% and Investment & Insurance Products up 18%. Personal also saw continued improvements in staff engagement and in customer satisfaction, where we now have a distinct lead over our peers.

Institutional grew 8% over the same period last year, adjusting for discontinued businesses exited to reduce risk. Institutional has invested in its businesses throughout the year, through the retention and recruitment of high quality staff, and has restructured its business model to recognise the changing requirements of our customer base. This has helped secure very high revenue growth of 12%. The performances of Trade and Transaction Services, Markets, Corporate and Structured Finance, and New Zealand were particularly strong.

*                 Adjusted for AIFRS 2005 adjustments and non-core items (including significant items, ANZ National Bank incremental integration costs and AIFRS mark to market of certain hedge gains/losses)

New Zealand Businesses (which excludes Institutional) were up 14% on the same period last year in NZ dollar terms. On a full geographic basis New Zealand was up 16%. This was assisted by lower credit provision charges and, adjusting for this, profit before provisions was up 3% and up 5% on the previous half. The business is showing promising momentum, with robust credit growth and improved credit quality. Interest margin decline moderated and we are starting to see cost synergies flow from integration.

Corporate was up 16%, with improved credit quality offsetting the impact of increased competitive intensity. Lending and deposit growth were both up 11%. Expenses grew 8% from a 5% growth in staff numbers and the impact of annual salary increases, as we continued to invest in expanding our customer proposition. We expect expense growth to moderate in the second half, and income growth to improve as we generate returns from our earlier investment.

Asia Pacific was up 18%. Very strong growth in the Pacific and the network business in Asia were partly offset by lower equity accounted earnings in Panin Bank. Costs associated with developing our partnership business contributed to overall costs increasing 23%. Our Asian cards business had a 47% growth in earnings over the previous half. We advanced our strategic agenda in Asia, with the planned acquisition of a 19.9% stake in Tianjin City Commercial Bank. Discussions on other expansion options continued.

Esanda is receiving increased management attention and was the only division to have a disappointing half. Earnings were down 20% on the same period last year due to lower margins, the impact of higher petrol prices, higher credit losses from declining security values, and mark-to-market write-downs of residual asset values. UDC continues to be weak, although new management is focused on turning this around. Performance in the second half is expected to improve.

Looking forward

Commenting on the outlook for ANZ, Mr McFarlane said: “With a strong first half behind us and good momentum going into the second half, we are increasingly confident about the year as a whole. 2006 is expected to be a good year for ANZ.

“We are now seeing returns from the investment we made in recent years and this is likely to result in revenue growth above the mid-point of our medium term 7-9% target range in 2006. Expense growth is under control and likely to be towards the bottom end of our 5-7% target range for the year. While the credit environment remains benign, we envisage a modest increase in credit costs in the second half from a very low base.

“Over the past nine years, shareholders have seen good financial returns, and we are continuing to invest to underpin our future. Our agenda is to make ANZ a very different bank. This is now showing through in our relationships with our customers, our people, the community and our shareholders,” Mr McFarlane said.

For media enquiries, contact:	For analyst enquiries, contact:

Paul Edwards	Stephen Higgins
Head of Corporate Communications	Head of Investor Relations
Tel: 03-9273 6955 or 0409-655 550	Tel: 03-9273 4185 or 0417-379 170
Email: paul.edwards@anz.com	Email: higgins@anz.com

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FINANCIAL HIGHLIGHTS

Net Profit

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Net interest income	3,368	2,953	2,865	14%	18%
Other operating income	1,595	1,861	1,717	-14%	-7%
Operating income	4,963	4,814	4,582	3%	8%
Operating expenses	(2,185)	(2,266)	(2,152)	-4%	2%
Profit before credit impairment and income tax	2,778	2,548	2,430	9%	14%
Provision for credit impairment	(224)	(296)	(284)	-24%	-21%
Profit before income tax	2,554	2,252	2,146	13%	19%
Income tax expense	(742)	(630)	(590)	18%	26%
Minority interest	(1)	(2)	(1)	-50%	0%
Net profit attributable to shareholders of the Company	1,811	1,620	1,555	12%	16%

Profit on a fully comparable AIFRS basis

Net profit attributable to shareholders of the company has been amended as follows to arrive at profit on a fully comparable AIFRS basis.

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Net profit attributable to shareholders of the Company	1,811	1,620	1,555	12%	16%
AIFRS adjustments to bring prior periods onto a fully comparable basis(1)	N/A	(46)	15	n/a	n/a
Profit on a fully comparable AIFRS basis(1)	1,811	1,574	1,570	15%	15%

Cash profit

Profit on a fully comparable AIFRS basis has been adjusted to exclude the following non-core items to arrive at cash profit. Throughout this document figures and ratios that are calculated on a ‘cash’ basis have been shaded to distinguish them from figures calculated on a statutory AIFRS basis.

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Profit on a fully comparable AIFRS basis(1)	1,811	1,574	1,570	15%	15%
Non-core items
Significant items(2)
Gain on sale of NBNZ Life	—	14	—	n/a	n/a
Settlement of NBNZ warranty claims	14	—	—	n/a	n/a
Settlement of NHB insurance claim	79	—	—	n/a	n/a
Total significant items(2)	93	14	—	large	n/a
Fair value hedge gains/losses(3)	13	12	19	8%	-32%
NBNZ incremental integration costs after tax(2),(4)	(26)	(35)	(17)	-26%	53%
Total non-core items	80	(9)	2	large	large
Cash profit	1,731	1,583	1,568	9%	10%

(1)  ANZ has reduced the September 2005 profit after tax by $46 million (Mar 2005: $15 million increase) to bring the result for that period to an AIFRS basis that is fully comparable with March 2006 figures (refer pages 13 to 15), allowing readers to see the impact on 2005 results of accounting standards that have only been applied from 1 October 2005. No adjustment has been made to retrospectively designate derivatives hedging the Group’s funding on the basis of impracticability

(2)  In the March 2006 half ANZ has classified the $113 million ($79 million after tax) settlement of the National Housing Bank (NHB) insurance matter and the $14 million after tax settlement of warranty claims on Lloyds TSB plc (tax on warranty settlement: $nil) as significant items. In the September 2005 half ANZ classified $14 million after tax profit on the sale of NBNZ life and funds management businesses as a significant item (tax on gain on sale of NBNZ life and funds management businesses: $nil). ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 13)

(3)  In the March 2006 half ANZ has classified $13 million after tax profit (Sep 2005: $12 million; Mar 2005 $19 million) on derivatives entered into to manage interest rate and foreign exchange risk on funding instruments, not designated as accounting hedges, ineffective portions of cash flow hedges, profit or loss on disposal of investment securities, and fair value movement in bonds and notes designated at fair valueas a non-core item. ANZ excludes volatility associated with fair value movements on these transactions to provide a better indication of the core business performance (tax on hedge gains/losses $5 million (Sep 2005: $5 million; Mar 2005: $8 million))

(4)  In the March 2006 half ANZ has incurred $26 million after tax ANZ National Bank incremental integration costs (Sep 2005 half: $35 million; Mar 2005 half: $17 million). Tax on ANZ National Bank incremental integration costs is $13 million (Sep 2005: $18 million; Mar 2005: $8 million). ANZ National Bank incremental integration costs are excluded to better reflect the core cost base and assist analysis of the cost base following completion of the integration (refer page 13)

Analysis of Cash(1) profit by key line item:

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Net interest income	3,368	3,231	3,140	4%	7%
Other operating income	1,563	1,528	1,407	2%	11%
Operating income	4,931	4,759	4,547	4%	8%
Operating expenses	(2,259)	(2,213)	(2,127)	2%	6%
Profit before credit impairment and income tax	2,672	2,546	2,420	5%	10%
Provision for credit impairment	(224)	(325)	(240)	-31%	-7%
Profit before income tax	2,448	2,221	2,180	10%	12%
Income tax expense	(716)	(636)	(611)	13%	17%
Minority interest	(1)	(2)	(1)	-50%	0%
Cash(1) profit	1,731	1,583	1,568	9%	10%

Earnings per share

	Half year Mar 06	Half year Sep 05	Half year Mar 05	Movt Mar 06 v. Sep 05	Movt Mar 06 v. Mar 05
				%	%
Earnings per ordinary share (cents)
Basic	98.4	86.3	83.2	14%	18%
Diluted	96.1	84.3	80.6	14%	19%
Cash(1) (basic adjusted for non-core items)	94.0	86.1	85.7	9%	10%

(1)  ANZ has reduced the September 2005 profit after tax by $46 million (Mar 2005: $15 million increase) to bring the result for that period to an AIFRS basis that is fully comparable with March 2006 figures (refer pages 13 to 15), allowing readers to see the impact on 2005 results of accounting standards that have only been applied from 1 October 2005. No adjustment has been made to retrospectively designate derivatives hedging the Group’s funding on the basis of impracticability

In the March 2006 half ANZ has classified the $113 million ($79 million after tax) settlement of the NHB insurance matter and the $14 million after tax settlement of warranty claims on Lloyds TSB plc (tax on warranty settlement: $nil) as significant items. In the September 2005 half ANZ classified $14 million after tax profit on the sale of NBNZ life and funds management businesses as a significant item (tax on gain on sale of NBNZ life and funds management businesses: $nil). ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 13)

In the March 2006 half ANZ has classified $13 million after tax profit (Sep 2005: $12 million; Mar 2005 $19 million) on derivatives entered into to manage interest rate and foreign exchange risk on funding instruments, not designated as accounting hedges, ineffective portions of cash flow hedges, profit or loss on disposal of investment securities, and fair value movement in bonds and notes designated at fair value as a non-core item. ANZ excludes volatility associated with fair value movements on these transactions to provide a better indication of the core business performance (tax on hedge gains/losses $5 million (Sep 2005: $5 million; Mar 2005: $8 million))

In the March 2006 half ANZ has incurred $26 million after tax ANZ National Bank incremental integration costs (Sep 2005 half: $35 million; Mar 2005 half: $17 million). Tax on ANZ National Bank incremental integration costs is $13 million (Sep 2005: $18 million; Mar 2005: $8 million). ANZ National Bank incremental integration costs are excluded to better reflect the core cost base and assist analysis of the cost base following completion of the integration (refer page 13)

Balance Sheet

	As at Mar 06	As at Sep 05	As at Mar 05	Movt Mar 06 v. Sep 05	Movt Mar 06 v. Mar 05
	$M	$M	$M	%	%
Assets
Liquid assets	13,870	11,601	8,856	20%	57%
Due from other financial institutions	8,336	6,348	6,428	31%	30%
Trading and available for sale assets	22,008	16,327	15,694	35%	40%
Net loans and advances including acceptances	255,238	245,939	233,316	4%	9%
Other	19,911	17,889	18,490	11%	8%
Total assets	319,363	298,104	282,784	7%	13%
Liabilities
Due to other financial institutions	13,345	12,027	10,056	11%	33%
Deposits and other borrowings	196,850	190,322	185,177	3%	6%
Liability for acceptances	13,692	13,449	12,922	2%	6%
Bonds and notes	46,923	39,073	32,321	20%	45%
Other	29,757	23,695	23,381	26%	27%
Total liabilities	300,567	278,566	263,857	8%	14%
Total shareholders’ equity	18,796	19,538	18,927	-4%	-1%

Financial Ratios

	Half	Half	Half
	year	year	year
	Mar 06	Sep 05	Mar 05
	$M	$M	$M

Net profit attributable to shareholders of the Company	1,811	1,620	1,555
Cash(1) profit	1,731	1,583	1,568
EVA TM (2)	1,013	991	920
Profitability ratios
Return on:
Average ordinary shareholders’ equity(3),(4)	20.9%	18.3%	18.3%
Average ordinary shareholders’ equity(3),(4) (cash(1) earnings basis)	20.0%	19.0%	19.0%
Average assets	1.15%	1.10%	1.14%
Average risk weighted assets(4)	1.60%	1.50%	1.54%
Average risk weighted assets(4) (cash(1) earnings basis)	1.53%	1.47%	1.55%
Total income(4)	14.5%	14.1%	15.0%
Net interest margin	2.29%	2.26%	2.36%
Net interest margin (cash(1) earnings basis)	2.29%	2.36%	2.46%
Profit per average FTE ($)	58,202	53,097	53,161
Efficiency ratios
Operating expenses to operating income	44.0%	47.1%	47.0%
Operating expenses to average assets	1.39%	1.54%	1.57%
Operating expenses to operating income (cash(1) earnings basis)	45.8%	46.5%	46.8%
Operating expenses to average assets (cash(1) earnings basis)	1.44%	1.50%	1.55%
Credit impairment provisioning
Collective/general provision charge ($M)	36	90	133
Individual/specific provision charge ($M)	188	206	151
Total provision charge ($M)	224	296	284
Total provision charge (on fully comparable AIFRS basis)	224	325	240
Collective provision charge (fully comparable AIFRS basis)	36	119	89
Individual provision charge (fully comparable AIFRS basis)	188	206	151
Ordinary share dividends (cents)
Interim - 100% franked (Mar 05: 100% franked)	56	n/a	51
Final - 100% franked	N/A	59	n/a
Ordinary share dividend payout ratio(5)	56.9%	68.4%	61.3%
Cash(1) ordinary share dividend payout ratio(5)	59.6%	68.6%	59.5%
Preference share dividend
Dividend paid ($M)(6)	12	46	38
Dividend paid ($M)(7) (on fully comparable AIFRS basis)	12	12	6

(1)            Adjusted for AIFRS 2005 adjustments and non-core items. Refer footnote 1 page 6

(2)            EVATM refers to Economic Value Added, a measure of shareholder value. See page 23 for a reconciliation of EVATM to reported net profit and a discussion of EVATM and an explanation of its usefulness as a performance measure

(3)            Average ordinary shareholders’ equity excludes minority interest

(4)            Excludes preference share dividend

(5)            Dividend payout ratio is calculated using the proposed interim dividend as at 31 March 2006 and the 30 September 2005 and 31 March 2005 dividends

(6)            2005 includes distributions on ANZ StEPS (Sep 2005: $34 million; Mar 2005: $32 million). Under AIFRS, distributions on ANZ StEPS are reported as interest expense in March 2006

(7)            Represents dividends paid on Euro Hybrid

	As at Mar 06	As at Sep 05	As at Mar 05	Movt Mar 06 v. Sep 05	Movt Mar 06 v. Mar 05
				%	%
Net Assets
Net tangible assets(1) per ordinary share ($)	8.00	7.77	7.38	3%	8%
Net tangible assets(1) attributable to ordinary shareholders ($M)	14,622	14,199	13,443	3%	9%
Total number of ordinary shares (M)	1,828.7	1,826.4	1,822.7	0%	0%

Capital adequacy ratio (%)
Tier 1	6.8%	6.9%	7.0%
Tier 2	4.0%	3.9%	3.6%
Total capital ratio	10.4%	10.5%	10.3%
Adjusted common equity ratio(2)	5.0%	5.1%	5.1%

Impaired assets
Collective/general provision ($M)	1,903	2,167	2,080	-12%	-9%
Collective/general provision as a % of risk weighted assets	0.83%	0.99%	0.99%
Collective/general provision(3) on fully comparable AIFRS basis ($M)	1,903	1,879	1,768	1%	8%
Collective/general provision(3) on fully comparable AIFRS basis as a% of risk weighted assets	0.83%	0.86%	0.84%
Gross impaired loans ($M)	726	642	640	13%	13%
Individual provisions on impaired loans(4) ($M)	(305)	(256)	(314)	19%	-3%
Net impaired loans	421	386	326	9%	29%
Individual provision(3) as a % of total impaired loans	42.0%	39.9%	49.1%
Gross impaired loans as % of net advances	0.28%	0.26%	0.27%
Net impaired loans as a % of net advances	0.16%	0.16%	0.14%
Net impaired loans as a % of shareholders’ equity(5)	2.2%	2.0%	1.7%

Other information
Full time equivalent staff (FTEs)	31,063	30,976	29,832	0%	4%
Assets per FTE ($M)	10.3	9.6	9.5	7%	8%
Market capitalisation of ordinary shares ($M)	48,461	43,834	37,584	11%	29%

(1)            Equals Shareholders’ equity less preference share capital, minority interest and unamortised intangibles

(2)            Adjusted common equity is calculated as Tier 1 capital less preference shares at current rates and deductions from total capital. This measure is commonly used to assess the adequacy of common equity held. See page 30 for a reconciliation to Tier 1 capital

(3)            Refer footnote 1 page 6

(4)            Excludes individual provision on unproductive facilities

(5)            Includes minority interest

Net profit by business unit

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Net profit after income tax
Personal Banking Australia	542	485	468	12%	16%
Institutional	486	461	450	5%	8%
New Zealand Businesses	335	265	295	26%	14%
Corporate Australia	212	194	182	9%	16%
Esanda and UDC	53	55	66	-4%	-20%
Asia Pacific	46	44	39	5%	18%
Non-continuing businesses	30	63	63	-52%	-52%
Group Centre	27	16	5	69%	large
Cash(1) profit	1,731	1,583	1,568	9%	10%
AIFRS 2005 adjustments1 and non-core items(1)	80	37	(13)	large	large
Net profit	1,811	1,620	1,555	12%	16%

(1)            Refer footnote 1 page 6

Net loans and advances including acceptances by business unit

	As at Mar 06	As at Sep 05	As at Mar 05	Movt Mar 06 v. Sep 05	Movt Mar 06 v. Mar 05
	$M	$M	$M	%	%
Personal Banking Australia	112,212	105,681	99,681	6%	13%
Institutional	46,344	43,404	40,168	7%	15%
New Zealand Businesses(1)	55,441	55,152	52,094	1%	6%
Corporate Australia	23,941	22,793	21,655	5%	11%
Esanda and UDC	14,365	14,186	13,749	1%	4%
Asia Pacific	2,069	1,777	1,615	16%	28%
Non-continuing businesses	822	1,584	3,091	-48%	-73%
Group Centre	44	35	428	26%	-90%
	255,238	244,612	232,481	4%	10%
AIFRS 2005 adjustments(2)	N/A	1,327	835	n/a	n/a
Net loans and advances including acceptances	255,238	245,939	233,316	4%	9%

(1)            New Zealand businesses growth rates in NZD terms were 7% and 14% on September 2005 and March 2005 respectively

(2)            Refer pages 13 to 15 for explanation of AIFRS 2005 adjustments

Deposits and other borrowings by business unit

	As at Mar 06	As at Sep 05	As at Mar 05	Movt Mar 06 v. Sep 05	Movt Mar 06 v. Mar 05
	$M	$M	$M	%	%
Personal Banking Australia	46,261	43,773	41,750	6%	11%
Institutional	36,205	32,403	31,886	12%	14%
New Zealand Businesses(1)	42,127	46,078	46,470	-9%	-9%
Corporate Australia	18,987	18,091	17,070	5%	11%
Esanda and UDC	13,409	12,907	12,167	4%	10%
Asia Pacific	6,032	5,602	5,305	8%	14%
Other	33,829	31,367	29,802	8%	14%
Non-continuing businesses	—	36	647	-100%	-100%
	196,850	190,256	185,097	3%	6%
AIFRS 2005 adjustments(2)	N/A	65	81	n/a	n/a
Deposits and other borrowings	196,850	190,322	185,177	3%	6%

(1)            New Zealand businesses growth rates in NZD terms were -3% and -3% on September 2005 and March 2005 respectively

(2)            Refer pages 13 to 15 for explanation of AIFRS 2005 adjustments

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CHIEF FINANCIAL OFFICER’S REVIEW

March 2006 half year compared to September 2005 half year

ANZ recorded a profit after tax of $1,811 million for the half year ended 31 March 2006, an increase of 12% over the September 2005 half year. After adjusting for AIFRS 2005 adjustments(1) and non-core items(1) referred to on pages 13 to 15, cash(1) profit increased 9% to $1,731 million. Earnings per share increased 14.0% to 98.4 cents over the September 2005 half. After adjusting AIFRS 2005 adjustments and non-core items(1) Cash EPS increased 9.2% to 94.0 cents.

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Net profit attributable to shareholders of the Company	1,811	1,620	1,555	12%	16%
AIFRS 2005 Adjustments(1)	N/A	(46)	15	n/a	n/a
Profit on a fully comparable AIFRS basis	1,811	1,574	1,570	15%	15%
Less: Non-core items(1)	(80)	9	(2)	large	large
Cash(1) profit	1,731	1,583	1,568	9%	10%

Cash(1) profit

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Net interest income	3,368	3,231	3,140	4%	7%
Other operating income	1,563	1,528	1,407	2%	11%
Operating income	4,931	4,759	4,547	4%	8%
Operating expenses	(2,259)	(2,213)	(2,127)	2%	6%
Profit before credit impairment and income tax	2,672	2,546	2,420	5%	10%
Provision for credit impairment	(224)	(325)	(240)	-31%	-7%
Profit before income tax	2,448	2,221	2,180	10%	12%
Income tax expense	(716)	(636)	(611)	13%	17%
Minority interest	(1)	(2)	(1)	-50%	0%
Cash(1) profit	1,731	1,583	1,568	9%	10%

Profit growth

Cash profit increased 9% to $1,731 million. Core(1) revenue increased 4% with volume growth partly offset by reduced margins (-7 basis points). Operating expense growth was contained to 2%.

Cash profit in Australia increased 6% over the September 2005 half year with strong growth in Personal (12%) and Corporate (9%). Profit in Esanda reduced 9%.

Cash profit in New Zealand increased 31% (32% in NZD terms) with higher lending volumes, a strong performance in the Markets business in Institutional, lower provisions in Corporate Banking and increased earnings on additional equity capital. These increases were partly offset by reduced earnings in UDC and lower earnings in non-continuing businesses from certain structured finance transactions which have been exited. Profit in Asia Pacific increased 7%, driven by volume growth in Fiji, PNG and the Indonesian cards business being partly offset by lower earnings from PT Panin Bank.

Profit in the UK and US decreased driven by reduced profit in non-continuing businesses with the sale of the London headquartered project finance business in 2005 and repatriation of capital.

(1)  ANZ has reduced the September 2005 profit after tax by $46 million (Mar 2005: $15 million increase) to bring the result for that period to an AIFRS basis that is fully comparable with March 2006 figures (refer page 13), allowing readers to see the impact on 2005 results of accounting standards that have only been applied from 1 October 2005. No adjustment has been made to retrospectively designate derivatives hedging the Group’s funding on the basis of impracticability

In the March 2006 half ANZ has classified the $113 million ($79 million after tax) settlement of the NHB insurance matter and the $14 million after tax settlement of warranty claims on Lloyds TSB plc (tax on warranty settlement: $nil) as significant items. In the September 2005 half ANZ classified $14 million after tax profit on the sale of NBNZ life and funds management businesses as a significant item (tax on gain on sale of NBNZ life and funds management businesses: $nil). ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 13)

In the March 2006 half ANZ has classified $13 million after tax profit (Sep 2005: $12 million; Mar 2005 $19 million) on economic hedges as a non-core item. ANZ excludes volatility associated with fair value movements on these transactions to provide a better indication of the core business performance (tax on hedge gains/losses $5 million (Sep 2005: $5 million; Mar 2005: $8 million))

In the March 2006 half ANZ has incurred $26 million after tax ANZ National Bank incremental integration costs (Sep 2005 half: $35 million; Mar 2005 half: $17 million). Tax on ANZ National Bank incremental integration costs is $13 million (Sep 2005: $18 million; Mar 2005: $8 million). ANZ National Bank incremental integration costs are excluded to better reflect the core cost base and assist analysis of the cost base following completion of the integration (refer page 13)

Profit drivers

Profit after tax increased 12% over the September 2005 half year. Cash(1) profit increased 9% over the September 2005 half. For a discussion of the impact of non-core items and AIFRS 2005 adjustments refer pages 13 to 15.

Significant influences on profit are shown below. Explanations are on cash profit adjusted for AIFRS 2005 adjustments and non-core items:

Net interest 14% - Adjusted for AIFRS 2005 adjustments and non-core items(1) 4%:

Net interest income was driven by growth of 6% in interest earning assets, particularly in Institutional (13%), Personal (6%) largely in Mortgages, New Zealand businesses (5%) and Asia Pacific (29%), and deposit growth in Personal (4%), Corporate (5%) and Asia Pacific (9%). Volume growth was partly offset by a 7 basis point decline in margin.

Other income 14% - Adjusted for AIFRS 2005 adjustments and non-core items(1) 2%:

Other income growth was driven by volume-related growth in fees and higher profit on trading securities with a strong March half result in New Zealand. These increases were partly offset by reduced foreign exchange income, lower equity accounted income in PT Panin and reduced income in Esanda largely from a reduction in residual values of leased vehicles. Other income is seasonally weaker in the September half.

Operating expenses 4% - Adjusted for AIFRS 2005 adjustments and non-core items(1) 2%:

Operating expenses increased slightly reflecting a 2% increase in average staff numbers, largely in Personal and Institutional, offset by reduced costs in the Group Centre.

Provision for credit impairment 24% - Adjusted for AIFRS 2005 adjustments and non-core items(1) 31%:

The reduction in Provision for credit impairment reflected the Group’s strengthening risk profile. Individual provisions reduced $18 million with a lower number of large single name losses and low levels of default in New Zealand. This was partly offset by the September 2005 half including several large write-backs and recoveries. Collective provisions reduced $83 million, with a lower provision for oil price shock risk.

Income tax 18% - Adjusted for AIFRS 2005 adjustments and non-core items(1) 13%:

The increase in tax expense is driven by growth in profit before tax and a 0.6% increase in the effective tax rate following the run-off of certain structured financing transactions and higher earnings in higher tax rate jurisdictions.

Exchange rates 1%

The depreciation of the AUD has resulted in a $5 million increase in the contribution from earnings denominated in foreign currencies, principally New Zealand (net of profit on contracts put in place to hedge USD and NZD revenues). Whilst the average NZD exchange rate moved by only 1%, the closing rate had depreciated by 6% with a corresponding impact on the balance sheet.

(1)          Refer footnote 1 on page 11

March 2006 half year compared to March 2005 half year

The Group recorded a profit after tax of $1,811 million for the half year ended 31 March 2006, an increase of 16% over the March 2005 half. Cash profit increased 10% over the March 2005 half.

Basic earnings per share increased 18% (15.2 cents) to 98.4 cents. Cash earnings per share (refer page 22) increased 10% (8.3 cents) to 94.0 cents.

Revenue increased 8%. After adjusting for AIFRS 2005 adjustments and non-core items, net interest increased 7% with a 14% increase in average interest earning asset volumes partly offset by a 17 basis point reduction in margin. Other operating income increased 11% with a strong performance in Institutional. Operating costs increased 6% driven by investment in staff principally in 2005.

After adjusting for AIFRS 2005 adjustments and non-core items, cash profit in Australia increased 9%, driven by 16% growth in Personal and 16% growth in Corporate. Cash profit in New Zealand increased 16% in NZD terms including 8% as a result of a lower credit impairment charge. Profit increased by 14% in New Zealand Businesses, 8% in Institutional and higher earnings on capital offset reduced profit in UDC and non-continuing businesses. Cash profit in the Asia Pacific geographies increased 26% with volume related growth and lower credit impairment provisioning. Other geographies reduced 10% reflecting the sale of the London headquartered project finance business in 2005.

Non-core items

ANZ has adjusted the income statement for non-core items, as outlined below, to assist readers in understanding the core business performance by removing the volatility in reported results created by one-off significant items, ANZ National Bank incremental integration costs which will not be incurred going forward, the timing differences in the recognition of fair value gains in profit on hedging contracts and the move to the Australian equivalents of International Financial Reporting Standards (AIFRS) which has resulted in different recognition criteria in the March 2006 half than used in the 2005 financial year.

Non-core items in the profit and loss

	Half year Mar 06	Half year Sep 05	Half year Mar 05	Movt Mar 06 v. Sep 05	Movt Mar 06 v. Mar 05
	$M	$M	$M	%	%
Significant items
Gain on sale of NBNZ Life	—	14	—	-100%	n/a
Settlement of NBNZ warranty claims	14	—	—	n/a	n/a
Settlement of NHB insurance claim	79	—	—	n/a	n/a
Total significant items	93	14	—	large	n/a
Fair value hedge gains/losses	13	12	19	8%	-32%
NBNZ incremental integration costs after tax	(26)	(35)	(17)	-26%	53%
Non-core items	80	(9)	2	large	large

•                  Significant items

Significant items in the profit and loss are those items that management believe do not form part of the core business by virtue of their magnitude and infrequent nature and, as such, should be removed from profit when analysing the core business performance. The following are considered significant items:

•                  Settlement of the NHB insurance claim (March 2006 half year)

During the March 2006 half ANZ settled its $130 million claim with a number of reinsurers over the 1992 and 2002 National Housing Bank (NHB) matter. ANZ has reported the $113 million ($79 million after tax) cost recovery as a significant item in 2006. $1 million was received in 2005 and not treated as significant as it was immaterial.

•                  Settlement of ANZ National Bank warranty claims (March 2006 half year)

As part of the purchase of the National Bank of New Zealand on 1 December 2003, Lloyds TSB provided ANZ with certain warranties. A claim was made under these warranties in relation to the accounting treatment in the Completion Accounts of the provision for retirement gratuities. As a result of the mediation of this claim, ANZ National Bank received in the March 2006 half $14 million pre-tax revenue ($14 million after tax) on final settlement of the claim.

•                  Sale of NBNZ Life and Funds Management (September 2005 half year)

On 30 September 2005 ANZ National Bank sold NBNZ Life and Funds Management businesses into a joint venture with ING. Profit after tax on sale of $14 million was recognised.

•                  ANZ National Bank incremental integration costs

Expenditure on the integration of ANZ National Bank includes both the reallocation of existing resources to integration and incremental integration costs. Incremental costs are those costs that will not recur once integration is complete and thus do not form part of the core ongoing cost base. During the March 2006 half year $26 million after tax (Sep 2005 half: $35 million; Mar 2005: $17 million) or $39 million before tax (Sep 2005 half: $53 million; Mar 2005 half: $25 million) of incremental integration costs were incurred. This program is now complete.

•                  Fair Value hedging gains

As at 1 October 2005, the Group has designated certain fair value hedges and financial liabilities as fair value through profit and loss. Any hedge ineffectiveness will result in volatility through the Income Statement. ANZ has separately reported the impact of volatility due to hedge ineffectiveness as a non-core item as the profit reported on hedge transactions will reverse over time and as such is not part of the core operating performance. During the March 2006 half year $13 million (Sep 2005: $12 million; Mar 2005: $19 million) after tax or $18 million (Sep 2005: $17 million; Mar 2005: $27 million) before tax profit has been reported as a non-core item.

AIFRS 2005 adjustments

The Group implemented accounting policies in accordance with AIFRS on 1 October 2004, except for those relating to financial instruments and insurance contracts, which were implemented on 1 October 2005. The 2005 comparatives for these standards have not been restated in the statutory accounts. To assist readers understand the core business performance on a comparable basis, ANZ has adjusted the 2005 figures to be comparable with the March 2006 half year result within the Chief Financial Officer’s and Business Performance Reviews. The major adjustments are to the provision for credit impairment and recognition of fees as effective yield adjustments to net interest. No adjustment has been made to retrospectively designate derivatives hedging the Group’s funding on the basis of impracticability and as there is no impact on cash. Ineffectiveness on these hedges was trivial on the March 2006 half year.

Summary of major AIFRS impacts

The following table reconciles fully comparable AIFRS values with equivalents calculated under previous AGAAP.

	Half year Mar 06	Half year Sep 05	Half year Mar 05	Movt Mar 06 v. Sep 05	Movt Mar 06 v. Mar 05
	$M	$M	$M	%	%
Net interest income (previous AGAAP)	3,069	2,945	2,853	4%	8%
Fees recognised as an adjustment to yield(1)	318	313	309	2%	3%
Reclassified hybrid financial instruments(2)	(33)	(34)	(32)	-3%	3%
Securitisation and SPVs	16	9	12	78%	33%
Amortisation of StEPS issue costs	(2)	(2)	(2)	0%	0%
Net interest income (fully comparable AIFRS basis)	3,368	3,231	3,140	4%	7%

Other operating income (previous AGAAP)	1,872	1,848	1,704	1%	10%
Fees recognised as an adjustment to yield1	(300)	(326)	(309)	-8%	-3%
Derivatives and hedging(3)	18	17	27	6%	-33%
Notional goodwill amortisation in joint ventures and associates(4)	22	22	23	0%	-4%
Securitisation and SPVs	(11)	(8)	(11)	38%	0%
Accounting for INGA	(6)	6	large	n/a
Other operating income (fully comparable AIFRS basis)	1,595	1,559	1,434	2%	11%

Operating income (previous AGAAP)	4,941	4,793	4,557	3%	8%
Total AIFRS income adjustments	22	(3)	17	large	29%
Operating income (fully comparable AIFRS basis)	4,963	4,790	4,574	4%	9%

Operating expenses (previous AGAAP)	(2,233)	(2,315)	(2,200)	-4%	2%
Goodwill amortisation(5)	90	92	87	-2%	3%
Share based payments expense(6)	(38)	(41)	(39)	-7%	-3%
Other	(4)	(2)	100%	n/a
Operating expenses (fully comparable AIFRS basis)	(2,185)	(2,266)	(2,152)	-4%	2%

Profit before credit impairment and income tax (previous AGAAP)	2,708	2,478	2,357	9%	15%
Total AIFRS adjustments (net total of identified above)	70	46	65	52%	8%
Profit before credit impairment and income tax (fully comparable AIFRS basis)	2,778	2,524	2,422	10%	15%

Provision for credit impairment (previous AGAAP)	(334)	(296)	(284)	13%	18%
Movement in credit impairment provisioning7	110	(29)	44	large	large
Provision for credit impairment (fully comparable AIFRS basis)	(224)	(325)	(240)	-31%	-7%

Profit before income tax (previous AGAAP)	2,374	2,182	2,073	9%	15%
Total AIFRS profit before income tax adjustments	180	17	109	large	65%
Profit before income tax (fully comparable AIFRS basis)	2,554	2,199	2,182	16%	17%

Income tax expense and minority interest (previous AGAAP)	(709)	(639)	(598)	11%	19%
Tax on AIFRS adjustments	(34)	14	(14)	large	large
Income tax expense and minority interest (fully comparable AIFRS basis)	(743)	(625)	(612)	19%	21%

Net profit (previous AGAAP)	1,665	1,543	1,475	8%	13%
AIFRS net profit adjustments	146	31	95	large	54%
Net profit (fully comparable AIFRS basis)	1,811	1,574	1,570	15%	15%

(1)       Reclassification of fees and commissions against interest income and measured on the effective yield basis

(2)       Reclassification of interest expense on reclassification of ANZ StEPS from equity to debt

(3)       Measuring derivatives on a fair value basis and the reclassification of interest expense on non-hedged derivatives to other income

(4)       Reversal of notional goodwill amortisation reflected in the take-up of equity accounted earnings of associates and joint ventures

(5)       Reversal of goodwill amortisation, goodwill now subject to impairment testing

(6)       Share based payments expense recognised for the period covering all share based remuneration, including deferred shares and options

(7)       Restatement of credit loss provisions from an expected economic loss basis to an incurred basis

The following table reconciles comparative AIFRS (statutory) numbers with equivalent figures on a fully comparable AIFRS basis, including the impact of AASB 139.

	Half year Sep 05	Half year Mar 05
	$M	$M
Net interest income (statutory basis)	2,953	2,865
Fees recognised as an adjustment to yield(1)	313	309
Reclassified hybrid financial instruments(2)	(34)	(32)
Other	(1)	(2)
Net interest income (fully comparable AIFRS basis)	3,231	3,140

Other operating income (statutory basis)	1,861	1,717
Fees recognised as an adjustment to yield(1)	(326)	(309)
Derivatives and hedging(3)	17	27
Other	7	(1)
Other operating income (fully comparable AIFRS basis)	1,559	1,434

Operating income (statutory basis)	4,814	4,582
Total AIFRS income adjustments	(24)	(8)
Operating income (fully comparable AIFRS basis)	4,790	4,574

Operating expenses (statutory basis)	(2,266)	(2,152)
Other	—	—
Operating expenses (fully comparable AIFRS basis)	(2,266)	(2,152)

Profit before credit impairment and income tax (statutory basis)	2,548	2,430
Total AIFRS adjustments (net total of identified above)	(24)	(8)
Profit before credit impairment and income tax (fully comparable AIFRS basis)	2,524	2,422

Provision for credit impairment (statutory basis)	(296)	(284)
Movement in credit impairment provisioning(4)	(29)	44
Provision for credit impairment (fully comparable AIFRS basis)	(325)	(240)

Profit before income tax (statutory basis)	2,252	2,146
Total AIFRS profit before income tax adjustments	(53)	36
Profit before income tax (fully comparable AIFRS basis)	2,199	2,182

Income tax expense and minority interest (statutory basis)	(632)	(591)
Tax on AIFRS adjustments	7	(21)
Income tax expense and minority interest (fully comparable AIFRS basis)	(625)	(612)

Net profit (statutory basis)	1,620	1,555
AIFRS net profit adjustments	(46)	15
Net profit (fully comparable AIFRS basis)	1,574	1,570

(1)       Reclassification of fees and commissions against interest income and measured on the effective yield basis

(2)       Reclassification of interest expense on reclassification of ANZ StEPS from equity to debt

(3)       Measuring derivatives on a fair value basis and the reclassification of interest expense on non-hedged derivatives to other income

(4)       Restatement of credit loss provisions for an ELP basis under previous AGAAP

Income and expenses

Net Interest

	Half year Mar 06	Half year Sep 05	Half year Mar 05	Movt Mar 06 v. Sep 05	Movt Mar 06 v. Mar 05
	$M	$M	$M	%	%
Net interest income ($M)	3,368	2,953	2,865	14%	18%
Average interest earning assets ($M)	294,364	261,414	244,906	13%	20%
Net interest margin (%)	2.29	2.26	2.36	1%	-3%
Net interest income (adjusted for AIFRS 2005 adjustments(1))	3,368	3,231	3,140	4%	7%
Average interest earning assets(2) ($M) (adjusted for AIFRS 2005 adjustments(1))	294,364	274,309	257,606	7%	14%
Net interest margin (adjusted for AIFRS 2005 adjustments(1))	2.29	2.36	2.46	-3%	-7%

(1)       Refer footnote 1 on page 11

(2)  AIFRS 2005 adjustments include the reclassification of customers liability for acceptance from non-interest earning to interest earning (Sep 2005: $13.3 billion; Mar 2005: $13.1 billion) to be consistent with the classification of commercial bill fees as interest. Average balance sheets adjusted for AIFRS 2005 adjustments are included as Supplementary Information on pages 118 to 121

March 2006 half year compared to September 2005 half year

Net interest income at $3,368 million was 14% ($415 million) higher than the September 2005 half. After adjusting for non-core items and AIFRS 2005 adjustments, core net interest was 4% ($137 million) higher than the September 2005 half.

Volume

Average interest earning assets increased 13%. After adjusting for AIFRS 2005 adjustments, interest earning assets increased 7%:

•                  Average net advances grew by $12.6 billion (5%). Growth in net advances in Australia was attributable to Personal Banking Australia ($5.8 billion or 6% with $4.7 billion in Mortgages or 5%) and Corporate Australia ($1.4 billion or 6%). New Zealand’s average net advances increased by $3.1 billion (5%) with exchange rate impacts (-$0.3 billion). Average net advances grew by $0.6 billion (7%) in Overseas Markets.

•                  Other interest earning assets increased $7.6 billion (23%), driven by higher levels of liquid assets, trading securities, available-for-sale assets and interbank lending.

Average deposits and other borrowings grew $11.0 billion (6%) with growth in Treasury ($2.3 billion or 13%) to fund asset growth, Personal Banking Australia ($2.2 billion or 5%) and Corporate Australia ($1.3 billion or 7%). Average deposits and other borrowings increased in New Zealand ($0.8 billion or 1%) with exchange rate impacts ($0.3 billion). Average deposits and other borrowings grew ($4.5 billion or 23%) in Overseas Markets, with exchange rate impacts $0.4 billion.

Margin

Net interest average margin increased by 3 basis points, however, core net interest margin adjusted for AIFRS 2005 adjustments reduced 7 basis points from the September 2005 half year:

•                  AIFRS 2005 adjustments (+10 basis points)

Changes predominantly reflect the inclusion of certain fees as net interest income, partially offset by interest expense on Hybrid securities, reported as debt instruments under AIFRS and inclusion of acceptances in average interest earning assets.

•                  Funding mix (-4 basis points)

Changes in the funding mix reduced the net interest margin due to substitution of wholesale funding for customer deposits (2 basis points) and a decrease in net non-interest bearing items (2 basis points).

•                  Asset mix (-2 basis point)

Movements in the composition of assets in the portfolio negatively impacted the net interest margin by 2 basis points, reflecting an increase in the proportion of lower yielding non-lending liquid assets in Group Treasury and Institutional.

•                  Competition (-4 basis points)

Competitive pressures were most marked in Australian Mortgages (1 basis point), Corporate Australia and Institutional (1 basis point), plus migration of customers to lower yielding credit cards and New Zealand fixed rate mortgages (1 basis point) and high yielding deposits (1 basis point).

•                  Wholesale rates (+2 basis points)

Wholesale rate movements benefited margins from lower basis risk in variable rate mortgages and credit cards plus increased earnings on the investment of capital and rate insensitive deposits (2 basis points), with minimal changes in Treasury mismatch earnings.

•                  Other items (+1 basis point) include:

•                  a reduction in retail broker payments and higher earnings from foreign exchange revenue hedging (+1 basis point)

•                  release of a provision relating to prior year income in Institutional (+2 basis points)

•                  reduced effective yield fee income decreased margins (-1 basis point)

•                  other impacts including decreases from change in interest not recognised on impaired loans, discontinued businesses and cash flow impacts on derivatives (-1 basis point)

•                  March 2006 half year compared to March 2005 half year

Net interest increased $503 million (18%) over the March 2005 half, or $228 million (7%) after adjusting for AIFRS 2005 adjustments.

Volume

Average interest earning assets increased 20%. After adjusting for AIFRS 2005 adjustments, interest earning assets increased 14%:

•                  Average net advances grew by $25.3 billion (11%). Growth in net advances in Australia was attributable to Personal Banking Australia ($12.0 billion or 12% with Mortgages contributing $9.8 billion or 12%), Institutional ($3.3 billion or 11%) and Corporate Australia ($2.2 billion or 10%). New Zealand’s average net advances increased by $6.6 billion (11%) with exchange rate impacts (-$0.5 billion). Average net advances increased by $0.1 billion (1%) in Overseas Markets.

•                  Other interest earning assets increased $11.6 billion (40%), driven by higher levels of liquid assets, trading securities, available-for-sale assets and interbank lending.

Average deposits and other borrowings increased $17.3 billion (10%) from growth in Personal Banking Australia ($3.5 billion or 9%), Institutional ($1.9 billion or 10%) and Corporate Australia ($1.9 billion or 11%). Average deposits and other borrowings increased in New Zealand ($1.3 billion or 3%) with exchange rate impacts (-$0.4 billion). Average deposits and other borrowings grew ($5.3 billion or 28%) in Overseas Markets with exchange rate impacts $0.3 billion.

Margin

Net interest average margin reduced by 7 basis points whilst core net interest margin adjusted for AIFRS 2005 adjustments reduced 17 basis points from the March 2005 half:

•                  AIFRS 2005 adjustments (+10 basis points)

Changes predominantly reflect the inclusion of certain fees as net interest income, partially offset by interest expense on Hybrid securities, reported as debt instruments under AIFRS and inclusion of acceptances in average interest earning assets.

•                  Funding mix (-7 basis points)

Higher proportions of more expensive wholesale and customer liabilities (-4 basis points) within the portfolio and falling levels of net non-interest bearing interest items (-3 basis points).

•                  Asset mix (-4 basis points)

Lower proportions of higher yielding assets in Asset Finance and Corporate and Structured Financing reduced margin by 2 basis points and an increase in the proportion of lower yielding non-lending liquid assets in Group Treasury and Institutional (2 basis points)

•                  Competition (-10 basis points)

Competitive pressures reduced margins, with this impact arising mainly in Mortgages (Australian mortgages 2 basis points, New Zealand mortgages 1 basis points) and Institutional lending with slight margin reductions in Corporate Banking, Business Banking and Rural portfolios. In addition customer migration to lower yielding credit cards and New Zealand fixed rate mortgages reduced the net interest margin (-2 basis points), together with migration into high yielding customer deposits (-2 basis points).

•                  Wholesale rates (+3 basis points)

Increased income on the investment of capital and rate insensitive deposits (+2 basis points) and less basis risk in variable rate mortgages and credit cards (+1 basis point).

•                  Other items (+1 basis point) include:

•                  Funding costs associated with unrealised trading gains increased as a result of movements in the AUD. This decrease in interest income is reflected in the net interest margin, however it is directly offset by an equivalent increase in trading income (-3 basis points)

•                  Release of revenue relating to prior year income in Institutional (+2 basis points)

•                  Benefit from mix impacts on discontinued businesses (+2 basis points)

Other Operating Income

	Half year Mar 06	Half year Sep 05	Half year Mar 05	Movt Mar 06 v. Sep 05	Movt Mar 06 v. Mar 05
	$M	$M	$M	%	%
Other operating income
Total fee income	1,029	1,027	953	0%	8%
Foreign exchange earnings	227	233	221	-3%	3%
Profit on trading instruments	144	93	39	55%	large
Other	163	176	194	-7%	-16%
Core other operating income	1,563	1,529	1,407	2%	11%
AIFRS 2005 adjustments(1)	N/A	301	283	n/a	n/a
Fair value hedging gains	18	17	27	6%	-33%
Significant items(1)	14	14	—	0%	n/a
Total other income	1,595	1,861	1,717	-14%	-7%

(1)  Refer footnote 1 on page 11

•                  March 2006 half year compared to September 2005 half year

Other operating income decreased $266 million (14%). After adjusting for AIFRS 2005 adjustments and non-core items, core other operating income increased $34 million (2%) (refer pages 13 to 15 for details). The following explanations are based on core other operating income:

•                      Fee income increased $2 million.

•                  Lending fee income increased $7 million (3%):

•                  Personal Banking Australia increased $5 million (7%) with a seasonal increase and higher volumes in Banking Products ($3 million or 8%) with a higher number of transaction accounts and Mortgages increasing $2 million (12%) driven by lending growth.

•                  New Zealand increased $5 million (15%).

•                  Institutional decreased $4 million (6%) with a $7 million reduction in Corporate and Structured Financing due to large deals in the Structured Debt portfolio closing in the second half of 2005 offset by a $4 million increase in Trade and Transaction Services as a result of an improved performance in Trade Finance.

•                  Non-lending fee income decreased $5 million (1%):

•                  Institutional decreased $18 million with Corporate and Structured Financing decreasing $16 million related to a reduction in advisory and syndication fees and coming off a particularly strong September 2005 half.

•                  Personal Banking Australia increased $12 million (4%) with a $7 million (12%) increase in Investment Insurance Products primarily due to increased volume in commissions from INGA as a result of strong market conditions and funds under management growth, and Banking Products increasing $2 million (4%) related to the continuing strong growth in the transaction banking account base.

•                  Foreign exchange earnings decreased $6 million (3%) entirely in Institutional where lower foreign exchange swap and spot earnings were offset by increased profit on trading instruments ($24 million, see below). In New Zealand, there was an increase of $28 million in foreign exchange earnings driven by greater currency volatility in the first half of2006.

•                  Profit on trading instruments increased $51 million with Institutional increasing $35 million driven by strong growth in New Zealand associated with increased activity and positioning to take advantage of interest rate and currency volatility as well as the profit offsetting the foreign exchange loss referred to above. In addition the six months to September 2005 included the $16 million cost from the hedge of capital investment earnings in INGA which ceased in October 2005.

•                  Other operating income decreased $13 million (7%):

•                  Esanda and UDC decreased $17 million due to a $6 million impact from the fall in second-hand car prices and the inclusion of a $7 million gain in the September 2005 half year resulting from the alignment of revenue recognition on leases in the New Zealand Fleet business with Group accounting policies.

•                  Group Centre decreased $14 million mainly due to the timing of recognition of gains in ANZ’s share of INGA capital investment earnings with the move to available-for-sale classification (high level of realisation of gains in the September 2005 half).

•                  Non-continuing businesses increased $18 million as a result of a $12 million gain from settlement of the sale warranties relating to the sale of the London headquartered project finance business and a $4 million gain on sale of power assets.

•                  Movements in average exchange rates over the September 2005 half year were immaterial.

•                  March 2006 half year compared to March 2005 half year

Other operating income decreased $122 million (7%). Core other operating income increased $156 million (11%) after excluding AIFRS 2005 adjustments and non-core items (refer pages 13 to 15 for details). The following explanations exclude AIFRS 2005 adjustments and non-core items:

•                  Fee income increased $76 million (8%).

•                  Lending fee income increased $18 million (9%). Institutional increased $16 million of which $9 million in Corporate and Structured Financing was largely in project financing fees and $6 million was driven by Trade and Transaction Services reflecting an improvement in performance in Trade Finance.

•                  Non-lending fee income increased $58 million (8%):

•                  Personal Banking Australia increased $41 million (13%), of which $17 million in Consumer Finance was driven by volume growth and cross sell initiatives. Investment & Insurance Products increased $12 million due to an increase in income generated by financial planners. Banking Products increased $7 million driven by increased account and transaction numbers.

•                  New Zealand increased $8 million (4%) driven by card fees and interchange fees from credit card purchases.

•                  Asia Pacific increased $5 million (21%) primarily due to increased card fees in Indonesia.

•                  Corporate Australia increased $5 million (13%), which included an increase in advisory fees and ANZ Online fee income.

•                  Foreign exchange earnings increased $6 million (3%). Trade and Transaction Services increased as a result of continued growth particularly from international payments revenue. There was also growth in Markets in New Zealand driven by positioning for currency volatility in the first half of 2006 and a $10 million increase in the Pacific mainly due to growth in PNG assisted by major mining deals. This was offset by a reduction in Australia where reduced foreign exchange earnings on swap and spot positions were offset in profit on trading instruments.

•                  Profit on trading instruments increased $105 million:

•                  Markets grew by $89 million due primarily to strong growth in New Zealand ($22 million) associated with increased activity and positioning to take advantage of interest rate and currency volatility and a $28 million increase due to revenue growth underpinned by increased frontline staff and initiatives following the restructure in the first half of 2005. Increased profit on swap and spot foreign exchange contracts ($24 million) offset the foreign exchange reduction referred to above. Total income in Markets increased $58 million.

•                  Group Centre also increased with the March 2005 half including a $16 million cost as a result of the hedge of capital investment earnings in INGA. Hedging of capital investment earnings ceased in October 2005.

•                  Other operating income decreased $31 million (16%):

•                  Group Centre decreased $18 million due mainly to lower share of INGA capital investment earnings following the capital repatriation in 2005 and the timing of profit recognition on the available-for-sale accounting basis.

•                  Esanda and UDC decreased $13 million due largely to the impact of a fall in second-hand car prices.

•                  Institutional reduced $10 million with the March 2005 half including a $10 million gain on sale of Sydney Futures Exchange shares.

•                  Asia Pacific decreased $7 million due to reduced equity accounted earnings from PT Panin Bank as the first half of 2006 has seen increased pressure on margins from interest rates, increased costs relating to the branch expansion project and reduced bond income.

•                  Non-continuing Businesses increased $11 million due to the gain from the settlement of warranties relating to the sale of the London headquartered project finance business as well as the gain on sale of power assets. This was offset by the $4 million profit on sale of the London based headquartered project finance business in the first half of 2005.

•                  Personal Banking Australia increased $6 million with Mortgages increasing $4 million as a result of increased insurance premiums driven by higher sales of LMI loans.

•                  Movements in average exchange rates over the March 2005 half year were immaterial

Expenses

	Half year Mar 06	Half year Sep 05	Half year Mar 05	Movt Mar 06 v. Sep 05	Movt Mar 06 v. Mar 05
	$M	$M	$M	%	%
Operating expenses
Personnel expenses	1,341	1,286	1,207	4%	11%
Premises expenses	205	197	193	4%	6%
Computer expenses	258	281	260	-8%	-1%
Other expenses	433	427	440	1%	-2%
Restructuring costs	22	22	27	0%	-19%
Core operating expenses	2,259	2,213	2,127	2%	6%
NBNZ incremental integration costs(1)	39	53	25	-26%	56%
Significant items - settlement of NHB insurance claim	(113)	—	—	n/a	n/a
Total operating expenses	2,185	2,266	2,152	-4%	2%
Total employees	31,063	30,976	29,832	0%	4%

(1)       These costs are personnel costs of $22 million (Sep 2005 half: $23 million; Mar 2005 half: $13 million), computer costs of $6 million (Sep 2005 half: $15 million; Mar 2005 half: $2 million), and other costs of $11 million (Sep 2005 half: $15 million; Mar 2005 half: $10 million).

•                  March 2006 half year compared to September 2005 half year

Operating expenses decreased $81 million (4%) over the September 2005 half year due largely to the $113 million pre-tax settlement of the NHB insurance claim. After adjusting for non-core items, core operating expenses increased $46 million (2%) (refer page 13 for details of non-core items). The following explanations exclude non-core items:

•                  Personnel expenses increased $55 million (4%) as a result of annual salary increases and growth in staff numbers; especially in the September 2005 half.

•                  Premises costs increased $8 million (4%) driven largely by rental expense reflecting additional space requirements.

•                  Computer costs decreased $23 million (8%). The reduction was mainly in Operations, Technology and Shared Services due to an $11 million reduction in computer contractors resulting from the completion of business systems integration in New Zealand, a $7 million reduction in depreciation principally as a result of asset write-downs in the second half of2005 and assets fully depreciating. Lower software licence costs also contributed to the reduction ($3 million).

•                  Other expenses increased $6 million with non-lending losses increasing $14 million in Institutional and New Zealand (the latter including a NZD10 million Commerce Commission settlement impact and NZD5 million cost of operating relocated domestic systems as part of integration) offset by a $6 million reduction in indirect taxes in Esanda.

•                  Movements in average exchange rates over the September 2005 half year were immaterial.

•                  March 2006 half year compared to March 2005 half year

Operating expenses increased $33 million (2%) or $132 million (6%) adjusting for non-core items including the $113 million pre-tax settlement of the NHB insurance claim and ANZ National Bank incremental integration costs (refer page 13 for details). The following explanations exclude non-core items:

•                  Personnel costs were up $134 million (11%) due to annual salary increases and a 4% increase in staff numbers mainly in the following business units:

•                  Personal Banking Australia increased 6%. Retail Banking increased 5% due to frontline increases primarily as a result of new branch staffing and network initiatives. Consumer Finance increased by 5% following the introduction of the 24 hour call centre in April 2005, increased sales staffing and the introduction of the white-labelling capability.

•                  Institutional increased 8% mainly due to a 15% increase in Trade and Transaction Services reflecting business expansion particularly in the Trade Finance and Custodian Services businesses.

•                  Asia Pacific increased 10% related mainly to the formation of the ANZ Royal Bank joint venture in Cambodia and the broader partnership agenda as well as business growth and the launch of initiatives in the Pacific mainly in Amerika Samoa, Solomon Islands and PNG.

•                  Premises costs increased $12 million (6%) with a $7 million increase in rental expense reflecting additional space requirements and a $4 million rise in the cost of security services.

•                  Computer costs decreased $2 million (1%). A $4 million decrease due to timing of software purchases was offset by a $5 million increase in computer repairs.

•                  Other expenses were $7 million (2%) lower. This was due to a reduced charge for non-lending losses ($4 million) as the first half of 2005 included a $15 million charge for cheque conversion losses. This was offset by a NZD10 million increase in New Zealand in the first half of 2006 as a result of the Commerce Commission settlement. In addition, there was a $4 million reduction in professional fees due to a decrease in AIFRS and Sarbanes Oxley project costs and a $6 million decline in indirect taxes in Esanda. These were offset by increased travel costs of $11 million.

•                  Movements in exchange rates reduced cost growth by $5 million.

Income Tax Expense

	Half year Mar 06	Half year Sep 05	Half year Mar 05	Movt Mar 06 v. Sep 05	Movt Mar 06 v. Mar 05
	$M	$M	$M	%	%
Income tax expense on profit	742	630	590	18%	26%
Effective tax rate	29.1%	28.0%	27.5%
Income tax expense on cash profit(1)	716	636	611	13%	17%
Effective tax rate (cash profit(1))	29.2%	28.6%	28.0%

(1)  Refer footnote 1 on page 11

•                  March 2006 half year compared to September 2005 half year

The Group’s income tax expense increased by $112 million to $742 million resulting in an effective tax rate of 29.1%, an increase of 1.1% from the September 2005 half year. The March 2006 half year included the settlement of an ANZ National Bank warranty claim, which was non-taxable, and the September 2005 half year included the non-taxability of profit on sale of NBNZ Life and Funds Management businesses.

Adjusted for AIFRS 2005 adjustment and non-core items, income tax expense increased by $80 million resulting in an effective tax rate of 29.2% an increase of 0.6% from the September 2005 half year. This increase reflects the run-off of certain New Zealand and Australian structured financing transactions and proportionately higher earnings in higher tax rate jurisdictions, predominately New Zealand.

•                  March 2006 half year compared to March 2005 half year

The Group’s effective tax rate for the March 2006 half year increased 1.6% from the March 2005 half year.

Adjusted for AIFRS 2005 adjustment and non-core items, the effective tax rate increased 1.2% from the March 2005 half year. This increase reflects the run-off of certain New Zealand and Australia structured financing transactions, lower equity accounted earnings from INGA and PT Panin Bank and proportionately higher earnings in higher tax rate jurisdictions, predominantly New Zealand. The March 2005 half year included the non-taxable profit on sale of Sydney Futures Exchange shares.

Earnings per share

	Half year Mar 06	Half year Sep 05	Half year Mar 05	Movt Mar 06 v. Sep 05	Movt Mar 06 v. Mar 05
				%	%
Earnings per share(1) (cents)
Basic	98.4	86.3	83.2	14%	18%
Diluted	96.1	84.3	80.6	14%	19%

Cash earnings per share
Net profit attributable to shareholders of the Company ($M)	1,811.0	1,620.0	1,555.0	12%	16%
Less: non-core items included in profit after tax(2) ($M)	(80)	9	(2)	large	large
AIFRS 2005 Adjustments(2) ($M)	N/A	(46)	15	n/a	n/a
Cash Profit ($M)	1,731	1,583	1,568	9%	10%
Preference share adjustments(3) ($M)	(12)	(12)	(6)	0%	100%
Earnings adjusted for non-core items and AIFRS 2005 adjustments ($M)	1,719	1,571	1,562	9%	10%
Weighted average number of ordinary shares (M)	1,828.4	1,824.7	1,822.7	0%	0%
Cash earnings per share (cents)	94.0	86.1	85.7	9%	10%

(1)       Refer Note 6 for full calculation

(2)       Refer page 11

(3)       The EPS calculation excludes the Euro preference shares

Earnings per share increased 14.0% (12.1 cents) to 98.4 cents on the September 2005 half. Cash EPS for the Group increased 9.2% or 7.9 cents on the September 2005 half. The main drivers of the increase in cash EPS on the September 2005 half are:

•                  Growth in continuing business profit before provisions contributed 5.4%

•                  Reduction in the continuing businesses provision charge contributed 6.5%

•                  Partly offset by headwinds, including non-continuing businesses (2.5%) and the dilution by the issuance of shares (-0.2%)

Earnings per share increased 18.3% (15.2 cents) on the March 2005 half. Cash EPS for the Group increased 9.7% or 8.3 cents on the March 2005 half. The main drivers of the increase in cash EPS on the March 2005 half are:

•                  Growth in continuing business profit before provisions contributed 10.3%

•                  Reduction in the continuing businesses provision charge contributed 2.3%

•                  Partly offset by headwinds, including non-continuing businesses (2.6%) and the dilution by the issuance of shares (0.3%)

Dividends

	Half year Mar 06	Half year Sep 05	Half year Mar 05	Movt Mar 06 v. Sep 05	Movt Mar 06 v. Mar 05
				%	%
Dividend per ordinary share (cents)
Interim (fully franked)	56	n/a	51	n/a	10%
Final (fully franked)	n/a	59	n/a	n/a	n/a

Ordinary share dividend payout ratio (%)	56.9%	68.4%	61.3%
Net profit after tax ($M)	1,811	1,620	1,555	12%	16%
Non-core items(1) and AIFRS 2005 adjustments ($M)	(80)	(37)	13	large	large
Cash(1) profit ($M)	1,731	1,583	1,568	9%	10%
Dividend payout ratio of cash(1) profit (%)	59.6%	68.6%	59.5%	—13%	0%

(1)       Refer footnote 1 on page 11

The Directors propose that an interim dividend of 56 cents be paid on each ordinary share, up 5 cents (9.8%) on the 2005 interim dividend broadly in line with the growth in Cash EPS (adjusted for non-core items and AIFRS 2005 adjustments). The proposed interim dividend will be fully franked.

The Group has a dividend reinvestment plan and a bonus option plan. Participation in these plans is limited to 50,000 shares in each plan. Election notices for these plans must be received by 5.00 pm (AEST) on the record date, namely, 19 May 2006. It is proposed that the interim dividend will be payable on 3 July 2006. Dividends payable to shareholders with a registered address in Great Britain (including the Channel Islands and the Isle of Man) and New Zealand will be converted to their local currency at ANZ’s daily forward exchange rate at the close of business on the record date for value on the payment date.

The Group expects current timing differences will generate future franking credits and therefore the Group expects it will be able to maintain full franking for the foreseeable future.

EVA Reconciliation

One measure of shareholder value is EVATM (Economic Value Added) growth relative to prior periods. EVATM for the half year ended 31 March 2006 at $1,013 million was up $22 million on the half year ended 30 September 2005, and up $93 million on the March 2005 half.

	Half year Mar 06	Half year Sep 05	Half year Mar 05	Movt Mar 06 v. Sep 05	Movt Mar 06 v. Mar 05
	$M	$M	$M	%	%
EVATM
Net profit after tax	1,811	1,620	1,555	12%	16%
AIFRS 2005 adjustments and non-core items(1)	(80)	(37)	13	large	large
Cash Profit	1,731	1,583	1,568	9%	10%
Credit cost adjustment	(74)	22	(26)	large	large
Economic profit	1,657	1,605	1,542	3%	7%
Imputation credits	313	308	286	2%	9%
Adjusted economic profit	1,970	1,913	1,828	3%	8%
Cost of ordinary capital	(945)	(910)	(902)	4%	5%
Cost of preference share capital	(12)	(12)	(6)	0%	100%
EVATM	1,013	991	920	2%	10%

(1)       Refer footnote 1 on page 11

EVATM is a measure of risk adjusted accounting profit used for evaluating business unit performance and is a key factor in determining the variable component of remuneration packages. It is based on operating profit after tax, adjusted for non-core items, credit costs, the cost of capital, and imputation credits (measured at 70% of Australian tax). Of these, the major component is the cost of capital, which is calculated on the risk adjusted or economic capital at a rate of 11%. At the Group level, total capital is used so the cost of capital reflects the full resources provided by shareholders. The credit cost adjustment replaces the credit provision charge with economic loss provision after tax at the rate applicable in the relevant geography.

At ANZ, economic capital is equity allocated according to a business unit’s inherent risk profile. It is allocated for several risk categories including: credit risk, operating risk, interest rate risk, basis risk, mismatch risk, investment risk, trading risk deferred acquisition costs risk and other risk. The methodology used to allocate capital to business units for risk is designed to help drive appropriate risk management and business strategies.

Credit Risk

Individual provision charge

The individual provision charge was $188 million, down $18 million over the September 2005 half. This reduction results from lower single name provisions, especially in New Zealand as well as Esanda and UDC, partially offset by two larger single name provisions in Institutional. This was a strong result given the September 2005 half benefited from large write-backs in non-continuing businesses, due to sales and realisations of non-performing ‘Power’ assets.

	Half year Mar 06	Half year Sep 05	Half year Mar 05	Movt Mar 06 v. Sep 05	Movt Mar 06 v. Mar 05
	$M	$M	$M	%	%
Individual provision charge
Personal Banking Australia	86	87	60	-1%	43%
Institutional	38	11	12	large	large
New Zealand Businesses	6	65	26	-91%	-77%
Corporate Australia	20	18	23	11%	-13%
Esanda and UDC	35	48	24	-27%	46%
Asia Pacific	6	7	17	-14%	-65%
Non-continuing businesses	(3)	(30)	(11)	-90%	-73%
Individual provision charge	188	206	151	-9%	25%
AIFRS 2005 adjustments(1)	N/A	—	—	n/a	n/a
Individual/specific provision charge	188	206	151	-9%	25%

Collective (general) provision charge

Collective (general) provision charges were $36 million, down $54 million over the September 2005 half or $83 million on a comparable basis after AIFRS 2005 adjustments. The reduction over the half was largely driven by improved risk profiles in Institutional, Corporate and New Zealand, a benign credit environment, as well as a partial unwind across all business units of non-customer specific provisions held for oil price risk. Partially offsetting this was some increase for growth and the strategic risk mix change in Personal Banking Australia towards lower rate cards and declining secondhand car prices in Esanda. The increase in the September 2005 half was driven by growth and a $68 million top up for non-customer specific oil price risk, partially offset by a modest improvement in the Group’s overall profile.

	Half year Mar 06	Half year Sep 05	Half year Mar 05	Movt Mar 06 v. Sep 05	Movt Mar 06 v. Mar 05
	$M	$M	$M	%	%
Collective (general) provision charge
Personal Banking Australia	31	46	43	-33%	-28%
Institutional	(5)	19	9	large	large
New Zealand Businesses	(3)	24	26	large	large
Corporate Australia	2	28	22	-93%	-91%
Esanda and UDC	14	19	18	-26%	-22%
Asia Pacific	2	6	4	-67%	-50%
Non-continuing businesses	(5)	(23)	(33)	-78%	-85%
Collective provision charge	36	119	89	-70%	-60%
AIFRS 2005 adjustments(1)	N/A	(29)	44	n/a	n/a
Collective (general) provision charge	36	90	133	-60%	-73%

(1)       Refer footnote 1 on page 11

Collective (general) provision balance

The collective provision balance at 31 March 2006 was $1,903 million (0.83% of risk weighted assets), a decrease of $264 million from the general provision balance of $2,167 million (0.99% of risk weighted assets) at 30 September 2005. This represents a surplus of $237 million over the APRA minimum guideline. The reduction in balance results from the first time adoption of AIFRS on 1 October 2005.

	Half year Mar 06	Half year Sep 05	Half year Mar 05	Movt Mar 06 v. Sep 05	Movt Mar 06 v. Mar 05
	$M	$M	$M	%	%
Provision for credit impairment charge
Personal Banking Australia	117	133	103	-12%	14%
Institutional	33	30	21	10%	57%
New Zealand Businesses	3	89	52	-97%	-94%
Corporate Australia	22	46	45	-52%	-51%
Esanda and UDC	49	67	42	-27%	17%
Asia Pacific	8	13	21	-38%	-62%
Non-continuing businesses	(8)	(53)	(44)	-85%	-82%
Core provision for credit impairment charge	224	325	240	-31%	-7%
AIFRS 2005 adjustments(1)	—	(29)	44	-100%	-100%
Provision for credit impairment charge	224	296	284	-24%	-21%

(1)       Refer footnote 1 page 11

Economic loss provisions (ELP)

With effect from 1 October 2005 the Group has adopted an incurred loss approach to credit loss provisioning as required by AASB 139: ‘Financial Instruments: Recognition and Measurement’. Prior to that date the Group had adopted an economic loss provisioning (ELP) methodology that recognised an expense for credit losses based on the expected long term loss ratio for each part of the loan portfolio.

Management believe that disclosure of ELP data will assist readers in determining the longer term expected loss rates on the lending portfolio as ELP removes the volatility in reported earnings created by the use of an incurred loss methodology. ANZ will continue to use the ELP methodology internally for economic value added (EVA) reporting and as another factor when determining the dividend payout ratio.

The Group economic loss provision charge (ELP) was $334 million, an increase of $38 million (13%) over the half year to September 2005. This increase was driven by growth and the strategically planned ‘risk mix’ shift in Consumer Finance and slightly higher expected losses in Esanda due to a decrease in the realisable value of motor vehicles in default.

	% of Group Net Advances	Half year Mar 06	Half year Sep 05	Half year Mar 05

ELP rates by segment(1)
Personal Banking Australia	44%	0.22%	0.21%	0.19%
Institutional	18%	0.32%	0.30%	0.31%
New Zealand Businesses	22%	0.17%	0.17%	0.18%
Corporate Australia	9%	0.32%	0.32%	0.32%
Esanda and UDC	6%	0.49%	0.44%	0.45%
Asia Pacific	1%	1.58%	1.38%	1.40%
Non-continuing businesses	0%	0.46%	0.18%	0.26%
Total	100%	0.26%	0.25%	0.26%
ELP charge ($million)		334	296	284

(1)       ELP rate = Annualised economic loss provisioning divided by average net lending assets

Gross impaired loans

Gross impaired loans increased to $726 million, up $84 million from $642 million as at 30 September 2005. This increase was largely driven by two new accounts in Institutional and a small increase in Mortgages. Offsetting this were strong realisations and a falling exchange rate in New Zealand, plus strong realisations in non-continuing businesses.

The default rate (new impaired loans/average gross lending assets) has increased 1 basis point since September 2005 half. This increase was also largely the result of higher new impaired loans in Institutional, offset by lower new impaired loans in New Zealand.

	As at Mar 06	As at Sep 05	As at Mar 05	Movt Mar 06 v. Sep 05	Movt Mar 06 v. Mar 05
	$M	$M	$M	%	%

Gross impaired loans
Personal Banking Australia	57	48	37	19%	54%
Institutional	352	189	215	86%	64%
New Zealand Businesses	116	162	81	-28%	43%
Corporate Australia	90	85	120	6%	-25%
Esanda and UDC	82	79	78	4%	5%
Asia Pacific	21	35	36	-40%	-42%
Non-continuing businesses	8	44	73	-82%	-89%
Total gross impaired loans	726	642	640	13%	13%

Net impaired loans

Net impaired loans are $421 million (Sep 2005: $386 million; Mar 2005: $326 million) representing 2.2% of shareholders’ equity as at 31 March 2006 (Sep 2005: 2.0%; Mar 2005: 1.7%). The Group has an individual provision coverage ratio of 42%.

	As at Mar 06	As at Sep 05	As at Mar 05	Movt Mar 06 v. Sep 05	Movt Mar 06 v. Mar 05
	$M	$M	$M	%	%

Net impaired loans
Personal Banking Australia	24	19	15	26%	60%
Institutional	249	123	114	large	large
New Zealand Businesses	64	101	35	-37%	83%
Corporate Australia	30	38	54	-21%	-44%
Esanda and UDC	39	40	43	-3%	-9%
Asia Pacific	8	21	14	-62%	-43%
Non-continuing businesses	7	45	52	-84%	-87%
AIFRS 2005 adjustments	—	(1)	(1)	-100%	-100%
Total net impaired loans	421	386	326	9%	29%
Individual provision coverage	42%	40%	49%

Market Risk

Below are aggregate Value at Risk (VaR) exposures at 97.5% and 99% confidence levels covering both physical and derivatives trading positions for the Bank’s principal trading centres. Figures are converted from USD at closing exchange rates.

97.5% confidence level 1 day holding period

	As at Mar 06	High for period Mar 06	Low for period Mar 06	Ave for period Mar 06	As at Sep 05	High for period Sep 05(1)	Low for period Sep 05(1)	Ave for period Sep 05(1)
	$M	$M	$M	$M	$M	$M	$M	$M
Value at risk at 97.5% confidence
Foreign exchange	1.1	1.9	0.4	0.9	0.8	1.7	0.3	1.0
Interest rate	1.3	2.3	0.5	1.2	1.2	1.8	0.2	0.9
Credit Spread	1.6	1.7	0.8	1.2	0.8	1.5	0.6	1.0
Diversification benefit	(2.3)	n/a	n/a	(1.5)	(1.2)	n/a	n/a	(1.2)
Total VaR	1.7	3.2	0.9	1.8	1.6	2.7	0.8	1.7

99% confidence level 1 day holding period

	As at Mar 06	High for period Mar 06	Low for period Mar 06	Ave for period Mar 06	As at Sep 05	High for period Sep 05(1)	Low for period Sep 05(1)	Ave for period Sep 05(1)
	$M	$M	$M	$M	$M	$M	$M	$M
Value at risk at 99% confidence
Foreign exchange	1.3	2.2	0.3	1.1	0.9	2.1	0.3	1.1
Interest rate	1.7	2.6	0.5	1.4	1.7	2.7	0.2	1.3
Credit Spread	2.9	3.1	1.4	2.3	1.4	2.4	1.0	1.6
Diversification benefit	(3.5)	n/a	n/a	(2.3)	(1.8)	n/a	n/a	(1.7)
Total VaR	2.4	4.0	1.2	2.5	2.2	3.5	1.0	2.3

(1)       Numbers are based on half year period

The table below shows all outstanding revenue hedges, interest income earned and fair value of these hedges.

Revenue related cash flow hedges

	31 March 2006			30 September 2005(2)
	Notional Principal Amount	Amount taken to Income	Unrealised Gains / (Losses)	Notional Principal Amount	Amount taken to Income	Unrealised Gains / (Losses)
	$M	$M	$M	$M	$M	$M
USD Revenue Hedges	—	—	—	—	8	—
NZD Revenue Hedges(1)	3,776	(3)	204	3,957	(16)	41
Total	3,776	(3)	204	3,957	(8)	41

(1)       Notional principal amount for March 2006 is $3,131 million purchased and $645 million sold contracts from partial close out of hedge. The net open position is $2,486 million. Revenue hedges are treated as cash flow hedges

(2)       Numbers are based on half year period

The Group uses a variety of derivative instruments to hedge against the adverse impact on future offshore revenue streams from exchange rate movements. As at 31 March 2006 ANZ had net $2.5 billion (Sep 2005: $4.0 billion; Mar 2005: $3.9 billion) hedge contracts in place.

Movements in average exchange rates resulted in an increase of $5 million in the Group’s profit after tax (net of profit and loss on revenue hedges). Earnings from revenue hedges increased by $5 million (before tax) from the September half. Hedge revenue is booked in the Group Centre as interest income.

Balance Sheet

Total assets increased by $21.3 billion (7%) since 30 September 2005 to $319.4 billion. Exchange rate movements accounted for a net reduction of $3.6 billion consisting of a reduction of $4.7 billion in New Zealand partly offset by a $1.2 billion increase in Overseas Markets. Excluding the impact of exchange rate movements, total assets increased $17.3 billion (9%) in Australia, $8.3 billion (11%) in New Zealand, $1.2 billion (12%) in Asia Pacific and $0.2 billion (2%) in other geographies.

The explanations in the table below describe movements in the major asset classes.

Liquid assets  20% (Excl Exchange Rates  19%)

Liquid assets increased by $2.3 billion to $13.9 billion at 31 March 2006.

Australia increased $1.1 billion mainly in Group Treasury. New Zealand increased $0.7 billion, despite the weakening NZD, with increased liquidity held by Treasury. Overseas Markets increased $0.5 billion due to a weakening AUD (+$0.3 billion) and increased liquid assets in China and the Treasury operations in New York.

Due from other financial institutions  31% (Excl Exchange Rates  31%)

Due from other financial institutions increased by $2.0 billion to $8.3 billion at 31 March 2006 due largely to increase in volume of interbank lending, bank overdrafts, securities borrowing volumes in Institutional Australia and interbank lending in the Treasury operations in Singapore, New Zealand and the United States.

Derivatives  101% (Excl Exchange Rates  104%)

Derivative assets increased $3.8 billion to $7.5 billion at 31 March 2006 driven principally by increased volatility in exchange rates, notably the significant depreciation in the AUD and NZD during March 2006 and increased trading activity. Derivative liabilities increased 45%, also driven by exchange rates.

Trading securities  39% (Excl Exchange Rates  40%)

Trading securities volumes increased $2.4 billion to $8.7 billion at 31 March 2006 due largely to more active trading in Institutional in Australia ($1.8 billion) and New Zealand ($0.5 billion).

Available-for-sale assets  32% (Excl Exchange Rates  31%, excl Exchange Rates and AIFRS 2005 Adjustment  18%)

Available-for-sale assets include assets previously classified as investment securities and loans and advances and other assets that are available-for-sale. These assets are measured at fair value. Available-for-sale asset volumes increased $3.2 billion to $13.3 billion at 31 March 2006 due to the reclassification of $1.1 billion assets from net loans and advances and other assets on 1 October 2005 on adoption of AIFRS and an increase in available-for-sale loans in Institutional Australia. Increased liquidity holdings in overseas markets have offset reduced levels of available-for-sale securities in New Zealand where a greater proportion of the liquidity portfolio were reported as trading securities.

Net loans and advances  4% (Excl Exchange Rates  5%)

Net loans and advances increased $9.1 billion since September 2005 to $241.5 billion. Excluding the impact of exchange rate movements (-$3.2 billion) and the impact of adopting AIFRS (-$1.3 billion resulting from changes in credit provisioning and the reclassification to available-for-sale), the increase was $13.6 billion (6%).

Growth in Australia was 5% ($8.6 billion). After adjusting 2005 to a fully comparable AIFRS basis growth was $9.5 billion (6%) largely the result of increases in the following businesses:

•                  Personal Banking Australia (6% or $6.5 billion), predominantly in Mortgages ($5.4 billion) as a result of growth in housing loans. Consumer Finance increased $0.6 billion, reflecting the success of the low rate MasterCard product, and Regional Commercial and Agribusiness Products grew $0.3 billion.

•                  Institutional Australia (6% or $1.5 billion) largely in Corporate and Structured Financing ($0.9 billion) due to increased project finance and structured debt activity. Debt Products Group increased $0.3 billion driven by increased demand for funding of mergers and acquisition activity, and volumes in Trade and Transaction Services increased $0.2 billion as a result of growth in overdrafts.

•                  Corporate Australia (5% or $1.1 billion) largely in Business Banking ($0.6 billion) driven by continued investment in frontline staff and process simplification, the industry specialisation approach to customers and a competitive customer service proposition, and Corporate banking ($0.5 billion).

•                  Esanda (3% or $0.4 billion) with solid new business writings partly offset by the natural run-off of assets.

New Zealand reduced by $0.2 billion; however, after excluding the impact of exchange rates and impact of adopting AIFRS, growth was $3.7 billion, or 6%, with increases in National Bank Retail ($1.1 billion), ANZ Retail ($1.0 billion), Rural Banking ($0.6 billion), Institutional ($0.2 billion) and Corporate Banking ($0.9 billion) partly offset by a $0.3 billion reduction in non-continuing businesses. Overseas Markets grew by $0.6 billion (7%). After excluding the impact of exchange rate movements and the impact of adopting AIFRS on 1 October 2005 growth was $0.4 billion (5%) in Asia Pacific ($0.2 billion) and the north west Institutional operations ($0.2 billion).

Customer’s liability for acceptance  2% (Excl Exchange Rates  2%)

Customer’s liability for acceptance increased by $0.2 billion to $13.7 billion at 31 March 2006 with growth in Institutional Australia ($0.1 billion) and Asia ($0.1 billion).

All other assets  12% (Excl Exchange Rates  10%)

Other assets reduced $1.7 billion due mainly to lower trade dated asset volumes in Institutional.

Total liabilities increased by $22.0 billion (8%) from 30 September 2005. Exchange rate movements accounted for a net reduction of $2.6 billion consisting of a $4.1 billion reduction in New Zealand offset by a $1.5 billion reduction in Overseas Markets.

The explanations in the table below describe movements in the major liability classes.

Due to other financial institutions  11% (Excl Exchange Rates  10%)

Due to other financial institutions increased $1.3 billion to $13.3 billion at 31 March 2006.

Volumes in Australia increased $1.9 billion principally in the Markets business in Institutional with increased interbank repo activity. Excluding exchange rate movements New Zealand reduced $0.6 billion largely in Structured Finance.

Deposits and other borrowings  3% (Excl Exchange Rates  5%)

Deposits and other borrowings increased $6.5 billion to $196.9 billion at 31 March 2006. Exchange rate movements reduced deposits and other borrowings by $2.1 billion with a $3.3 billion reduction in New Zealand partly offset by a $1.2 billion reduction in Overseas Markets. Excluding exchange rate movements:

Australia increased $2.7 billion (2%) largely as a result of increases in the following businesses:

•                  Treasury funding reduced $1.9 billion with a reduced requirement for short-term domestic funding with increased term debt issuance and higher offshore commercial paper funding.

•                  Personal Banking Australia increased $2.6 billion mainly due to growth in high yielding term deposit and cash management account products.

•                  Institutional increased $0.5 billion with increased funding in Markets, Corporate and Structured Financing and Debt Product group, partly offset by a slight reduction in corporate deposits in Trade and Transaction Services.

•                  Corporate Australia increased $0.9 billion, with strong growth across all segments.

•                  Esanda increased $0.6 billion to fund asset growth.

New Zealand increased $1.5 billion (3%), largely in Institutional ($2.7 billion), National Bank retail ($0.6 billion) ANZ Retail ($0.4 billion) and Corporate Banking ($0.6 billion) partly offset in Treasury (-$2.8 billion) with increased term funding allowing a reduction in shorter term commercial paper and certificate of deposit funding.

Overseas Markets increased by $4.9 billion largely due to increased commercial paper issuance by ANZ Delaware ($3.4 billion) and the requirement to fund balance sheet growth.

Payables and other liabilities  27% (Excl Exchange Rates  30%)

Payables and other liabilities increased $2.1 billion (27%) to $9.7 billion at 31 March 2006 with an increase in securities lending volumes in Institutional.

Derivatives  45% (Excl Exchange Rates  49%)

Derivative liabilities increased $1.9 billion to $6.1 billion at 31 March 2006. The increase is driven by increased volatility in exchange rates, principally the significant movement in the NZD during March and increased trading activities. The movement is consistent with the movement in Derivative assets

Bonds and Notes  20% (Excl Exchange Rates  14%)

Bonds and notes increased $7.9 billion to $46.9 billion at 31 March 2006. Excluding exchange rate movements, bonds and notes increased by $5.5 billion in response to increased term funding requirements.

Loan Capital  22% (Excl Exchange Rates  18%)

Loan capital increased $2.0 billion to $11.1 billion at 31 March 2006 in response to term funding requirements and the reclassification of ANZ StEPS from equity to debt on adoption of AIFRS on 1 October 2005.

Capital Management

	As at Mar 06	As at Sep 05	As at Mar 05
Tier 1	6.8%	6.9%	7.0%
Tier 2	4.0%	3.9%	3.6%
Deductions	(0.4)%	(0.3)%	(0.3)%
Total	10.4%	10.5%	10.3%
ACE	5.0%	5.1%	5.1%
RWA $m	230,653	219,573	209,524

ACE Ratio

The ACE ratio at 5.0% remains at the upper end of the Group’s targeted capital range. During the period, ACE ratio declined 9 basis points principally due to:

•                  net profit excluding preference share dividends of $1.8 billion (+82 basis points);

•                  ordinary share dividend commitments of $1.0 billion (-47 basis points);

•                  buy-back of ordinary equity of $146 million (-7 basis points) being offset by share issues of $179 million (+8 basis points) through the Bonus Option Plan, Dividend Reinvestment Plan, option conversions and issues to staff;

•                  increase in risk weighted assets, excluding the impact of exchange rate movements (-30 basis points);

•                  increase in investment/profit retention in funds management businesses and associates (-12 basis points); and

•                  exchange rate movements and opening AIFRS adjustments had an immaterial impact.

Hybrid Capital and Tier 1 Capital

The Group raises hybrid capital to supplement the Group’s ACE capital to further strengthen the Group’s capital base and ensure compliance with APRA’s prudential capital requirements, principally its Tier 1 capital requirements.

At 31 March 2006 the Group had three Hybrid Capital instruments on issue:

Hybrid Capital details

	ANZ StEPS	US Stapled Trust Security	Euro Hybrid
Amount (in issue currency)	$1,000 million	USD1,100 million	€500 million
Accounting classification	Debt	Debt	Equity
Regulatory (APRA) classification	Tier 1	Tier 1	Tier 1
March 2006 balance	$1,000 million	$1,536 million	$871 million
Interest rate	BBSW +1.00%	Tranche 1 Coupon: 4.48%	Euribor +0.66%
Tranche 2 Coupon: 5.36%

On adoption of AIFRS on 1 October 2005 the ANZ StEPS issue was reclassified from equity to debt, however, it continues to be classified as Tier 1 capital for regulatory purposes.

Buy-Back of Ordinary Equity

The Group commenced an on-market buy-back of $350 million of ordinary equity on 10 January 2005. The buy-back was completed 14 March 2006 with the Group repurchasing 15.7 million shares at an average cost of $22.26 per share. Shares repurchased for the current half-year was 6.1 million shares at an average cost of $24.02 per share, totalling $146 million.

Prudential Issues - APRA’s proposals on AIFRS changes and Tier 1 hybrid capital

APRA has recently released several announcements concerning the development of the prudential capital standards that will be adopted on 1 July 2006 post the adoption of AIFRS. The final format and content of these standards are still subject to on-going discussions between APRA and the financial industry.

AIFRS and capital deductions

In November 2005, APRA issued draft prudential standards and guidance notes outlining the proposed prudential capital treatment of various adjustments arising from the adoption of AIFRS. This statement was supplemented in March 2006 with the issue of a statement dealing with Capitalised Software Costs. Based upon these statements and discussions to date with APRA, the issues that most affect ANZ are:

•                  APRA introduced transition rules requiring ADIs to report their prudential capital ratios up until 1 July 2006 based upon AGAAP existing at 30 September 2005, unless otherwise agreed with APRA. ANZ has agreed alternative arrangements with APRA and is reporting capital ratios based upon its financial statements subject to reversing the impact of recognising deferred pension liabilities, deferred fee revenue and cash flow hedge accounting of derivatives. At 1 October 2005 the impact on ACE capital of the various AIFRS adjustments, net of the transitional rules, was a reduction of $48 million.

•                  Effective 1 July 2006:

•                  The transitional rules agreed with APRA will cease and a deduction for the pension liability ($91 million as at 31 March 2006) will be required to be taken; and

•                  Capitalised Software Costs are classified as an intangible asset under AIFRS and APRA has indicated that they be taken as a Tier 1 deduction. At 31 March 2006 ANZ had $384 million of capitalised software costs (before tax).

•                  APRA introduced further transitional rules in their April 2006 statement on Tier 1 Capital and Securitisation, where ADIs will calculate the impact of AIFRS on their capital base at 1 July 2006, and this amount, the ‘IFRS transitional adjustment’, will be added back to an ADIs capital base between 1 July 2006 and 1 January 2008. The ‘IFRS transitional adjustment’ will effectively defer any adverse impact from adopting AIFRS accounting until introduction of BASEL II. ANZ is in discussion with APRA on this issue; based upon the items outlined above, ANZ would anticipate an add back to capital of approximately $500 million as an ‘IFRS transitional adjustment’.

Tier 1 Capital and Securitisation

In April 2006, APRA issued draft prudential standards and guidance notes outlining what instruments and items will qualify for Tier 1 and Tier 2 capital, including sub-categories therein for hybrid Tier 1, Lower and Upper Tier 2. Material changes from the existing prudential standards are:

•                  Introduction of a sub-category of Tier 1 capital being ‘Fundamental Tier 1’ which includes most components of shareholders equity, excluding hybrid Tier 1 instruments. This sub-category must be at least 75% of net Tier 1, which effectively reduces the level of hybrid Tier 1 capital (‘Residual Tier 1’) to 25% of net Tier 1 - previously it was 25% of Tier 1 before deductions.

•                  Splitting hybrid Tier 1 into two sub-categories, ‘Innovative’ and ‘Non-Innovative’ Tier 1, with limits of 15% and 10% of net Tier 1 respectively. Transition rules will be available to ADI’s up until January 2010 if the ADI is above these limits when first measured on 1 January 2008 based upon hybrid Tier 1 instruments on issue at 31 August 2005 (subject to certain conditions being met).

•                  The ‘Non-Innovative’ category is a new classification covering instruments that have the characteristics of ‘non-cumulative, irredeemable preference shares without innovative capital features’.

•                  ANZ believes that its existing hybrid Tier 1 instruments will be classified as ‘Innovative’ and as such ANZ expects that it will be applying for the transitional relief contemplated in the draft standard.

ANZ National Bank - Integration

The integration program that began in 2004 has been completed during the half. The key achievements in this half have been:

•                  Transfer from Australia to New Zealand of the location and operation of ANZ Retail and related systems and functions to complete compliance with Reserve Bank of New Zealand (RBNZ) Conditions of Registration 13(i)

•                  Completion of the successful migration to ANZ Group systems in Institutional, and Corporate Banking

•                  Transition of all New Zealand processes and systems to Business-As-Usual management.

The integration objectives have been successfully achieved:

•                  Business integration is complete. This has delivered integration of organisational and management structures, processes, systems, and premises for Institutional, Corporate Banking, Rural Banking, Retail Banking support functions, head office and central support functions which has facilitated:

•                  establishing a common platform for future growth initiatives and further transformation of support services

•                  growing our Institutional businesses under the ANZ brand

•                  maintaining separately branded Retail and Corporate Banking businesses

•                  strengthening our Rural banking business primarily under National Bank brand

•                  merging and rationalising head office and support functions

•                  aligning, to the extent possible, ANZ National and ANZ technology systems and functions.

•                  Compliance with RBNZ Conditions of Registration 13(i) relating to location and operation of “domestic” systems in New Zealand. This delivered the transfer of ANZ Retail, HR/Payroll, and General Ledger systems to New Zealand, the augmentation of New Zealand-based IT support staff, and establishment of certain “new” New Zealand-based business functions

•                  Customer satisfaction and retention targets have been achieved - revenue attrition relating to integration activities has continued to track favourably against estimates

•                  Staff engagement has been achieved, and a single enterprise agreement has been established

•                  Realisation of integration synergies has tracked in line with expectations.

Integration has successfully delivered a major program for ANZ National Bank:

•                  30 workstreams comprising approximately 150 individual projects have progressed successfully in line with plans

•                  Around 1300 system changes have been successfully implemented

•                  At its peak over 600 staff were contributing to the program

•                  126 property relocations were implemented

•                  Project execution has been completed substantially by the ambitious target of December 2005, with the final major deliverables completed in February 2006.

The RBNZ finalised its Outsourcing Policy in January 2006. The Policy addresses the location and management of so called core functions requiring ANZ National Bank to maintain continuity of core functions - settlement, clearance, payment and risk position management - particularly in a stress or failure situation. Discussions continue with the RBNZ on outlining ANZ National Bank’s approach to compliance with the Policy.

As the full impact of RBNZ requirements under the Conditions of Registration were clarified, the total cost of integration increased. The total cost of integration has been NZD239 million, in line with the estimate of NZD240 million advised in October 2005 and a modest increase on the original estimate of NZD220 million. Of this amount, approximately 5% has been met by a restructuring charge included in the calculation of goodwill; a further 10% relates to expenditure on equipment that has been capitalised and 22% relates to the cost of existing resources. Integration costs of NZD9 million were incurred in 2004, with the majority of integration costs of NZD139 million incurred in 2005. Expenditure of NZD51 million was incurred in this first half of 2006. These costs related primarily to systems and technology integration and non-branch expenses, with NZD46 million incurred in meeting RBNZ requirements, NZD19 million expenditure on integrating essential technology infrastructure and NZD174 million expenditure on the core business program of integration.

Revenue attrition relating to integration activities has continued to track favourably against expectations, with little attrition evident, and has stabilised at NZD34 million per annum. The cost synergies and revenue benefits, net of NZD12 million cost increase impact of RBNZ requirements, have increased to an estimated NZD120 million in 2007 (cost synergies NZD70 million and revenue synergies NZD50 million, with additional cost synergies identified.

ING Australia performance

The results in the table below show the performance of INGA on a fully comparable AIFRS basis, other than the half year to March 2005 which adopts AIFRS from 1 January 2005 (i.e. commencement of INGA’s financial year). In addition, the results have been restated to exclude net profits from the New Zealand business that INGA sold in September 2005; these are included in New Zealand Businesses.

					Movt	Movt
		Half	Half	Half	Mar 0 6	Mar 0 6
		year	year	year	v . Sep	v . Mar
	Note	Mar 0 6	Sep 0 5	Mar 0 5	05	05
		$M	$M	$M	%	%

Funds management income		208	191	177	9%	18%
Life Risk Income
- planned margin		89	85	83	5%	7%
- experience variation	1	33	25	27	32%	22%
		122	110	110	11%	11%
Total Income		330	301	287	10%	15%
Funds management expenses		(136)	(125)	(128)	9%	6%
Life risk expenses		(64)	(39)	(45)	64%	42%
Remediation Expenses	2	(24)	(23)	(15)	4%	60%
Tax on operating profit	3	(18)	(32)	(15)	-44%	20%
Operating profit after tax , before capital investment earnings		88	82	84	7%	5%
Capital investment earnings after tax		28	63	70	-56%	-60%
Profit after tax		116	145	154	-20%	-25%

ANZ’s Share of INGA earnings @ 49%		57	71	76	-20%	-25%

ANZ’s Share of INGA earnings @ 49%
JV operating profit		43	40	41	8%	5%
JV capital investment earnings		14	31	35	-55%	-60%
		57	71	76	-20%	-25%
ANZ capital Hedges		—	(10)	(11)
Net Funding		1	—	2
Net Return to ANZ	4	58	61	67	-5%	-13%
Performance measures
Carrying value of investment ($M)	5	1,407	1,392	1,404
ANZ return on investment	5	8.1%	10.2%	10.8%
Available for Sale reserve (ANZ share) ($M)		14	8	12
Value of new business	6	34	33	29
Cost to Income	7	60%	58%	59%
Funds management
Retail & mezzanine funds under management (c/bal $M)		33,731	31,696	29,390	6%	15%
Net retail & mezzanine flows ($M)		415	216	259	92%	60%
Life risk
Total in -force ($M)		536	496	482	8%	11%
New premiums ($M)		65	62	53	5%	23%

			In	Out-	Other
Funds management growth (Retail & mezzanine)		Mar 0 6	flows	flows	Flows	Sep 0 5
OneAnswer	8	12,861	1,890	(1,080)	597	11,454
Other Personal Investment		9,381	247	(837)	482	9,489
Mezzanine		2,466	249	(316)	108	2,426
Employer Super		9,023	837	(574)	433	8,327
Total		33,731	3,223	(2,807)	1,620	31,696

(1)       Experience gains or losses arise where actual outcomes differ from valuation methods and assumptions

(2)       Remediation expenses represent costs incurred in rectifying historical unit pricing errors and fully compensating customers

(3)       Transitional tax relief for life insurance companies discontinued with effect from 1 July 2005

(4)       On 30 September 2005 ING Australia sold its New Zealand based businesses to a joint venture between ING Group and ANZ National Bank (further details are contained on page 13). As a result, prior period profits relating to the sold operations (Sep 2005: $4 million; Mar 2005: $4 million) are now reflected in the ING NZ joint venture

(5)       ANZ adopts the equity method of accounting for its 49% interest in INGA. The carrying value of the investment in INGA has been tested for impairment by comparing the carrying value with the recoverable amount of INGA. The Group engaged Ernst & Young ABC Limited (EY ABC) to provide an independent valuation of INGA for 31 March 2006 assessment purposes (the recoverable amount). The independent economic valuation was based on a discounted cash flow approach, with allowance for the cost of capital. Based on the results of this valuation, no change is required to the carrying value of the investment in INGA

(6)       Value of new business represents the present value of future profits arising from the new business written over the periods less the present value of the cost of capital applying to that new business. Consistent value factors are applied across all reporting periods

(7)       Cost to Income ratio is management expenses (excluding Remediation Expenses) / Total Income

(8)       Other Flows includes investment income net of taxes, fees and charges

March 2006 half year compared to September 2005 half year

Highlights of the March 2006 half year included the launch of INGA’s new retail risk product, “OneCare” and a marked improvement in net inflows of retail and mezzanine funds management products, up 92%. The increase was driven by strong inflows into INGA’s flagship platform product, OneAnswer, and lower outflows across INGA’s wealth management products. INGA also acquired majority ownership of Oasis Asset Management, a rapidly growing provider of badged platform products to non-aligned advisers.

Considerable progress was made in remediation of products and systems. This work is now separated from INGA’s core business and is scheduled for completion by 31 December 2006.

INGA has maintained its market share rankings over the period. In Funds Management the improvement in net flows over the year has lifted INGA’s ranking to 6th position as reported by Plan For Life. INGA maintained its 3rd place ranking in the employer super mastertrust segment as measured by DEXX&R. INGA’s rankings in the life risk market for both new business (3rd) and Inforce premiums (4th) as measured by Plan for Life remained unchanged.

A core component of INGA’s strategy is to grow the number of aligned advisers. Following the acquisition of the Synergy dealer group in December 2005 the total number of INGA ‘aligned advisers’ grew to 1,093. According to the latest Money Management Survey, INGA would rank 4th in terms of number of advisers, up from 7th position in the previous half.

Profit after tax decreased by 20% on the September 2005 half year. Operating profit after tax was 7% higher, but more than offset by lower capital investment earnings. Significant factors affecting the result were:

•                  Funds management income increased by 9% based on higher average funds under management underpinned by strong investment markets, and improved net flows in both personal investments and employer super businesses. The increased fee revenue driven by these factors was partly offset by reduced margins arising from higher commission payments.

•                  Risk income increased by 11%. Operating margins relating to INGA’s life risk business increased by 6% following better client retention and improved claims experience.

•                  Funds management expenses increased by 9% due to higher spend on customer service. Life risk expenses increased due to costs incurred in developing the new OneCare product and other non-recurring items. Remediation expenses are at similar levels to the September 2005 half and should be completed by the end of the calendar year.

•                  Tax on operating profit decreased 44% due to favourable prior period tax adjustments in the current half, partially offset by the loss of transitional tax relief for life companies from 1 July 2005.

•                  Capital investment earnings after tax declined 56% from the strong September 2005 half due to lower average capital employed in the business together with lower average yields. In 2005, ANZ partially hedged against volatility in this income stream and, as a result, gains in capital investment earnings were partially offset by hedge losses. ANZ ceased hedging capital investment earnings from 1 October 2005.

Adviser Numbers

(by Dealer Group)

	Mar 06	Mar 05	Mvmt
ANZ Financial Planners	348	305	14%
Retire Invest	214	214	0%
Tandem	84	79	6%
Millenium 3	446	350	27%
ING Financial Planners	21	2	large
Other
Total	1,113	950	17%

Sales by Channel

(12 months)

	Retail Funds Management		Life Insurance
	Mar 06	Mar 05	Mar 06	Mar 05

ANZ Bank	47%	50%	12%	10%
IFAs aligned to ING	17%	18%	8%	9%
Direct	7%	7%	49%	41%
Other	29%	25%	31%	39%
Total	100%	100%	100%	100%

March 2006 half year compared to March 2005 half year

Profit after tax decreased by 25% compared to the same period last year. Operating profit after tax was 5% higher, but more than offset by lower capital investment earnings. Significant factors impacting the result were:

•                  Funds management income increased by 18% based on higher average funds under management underpinned by strong investment markets, and improved net flows.

•                  Risk income increased by 11% due to ongoing favourable claims experience in the March 2006 half, supported by continued strong sales of life insurance products through the ANZ network and direct marketing initiatives.

•                  Expenses increased due to higher spend on customer service in funds management together with additional costs associated with the new OneCare product and other non-recurring items in the life risk business. Remediation expenses increased by 60% as activity increased.

•                  Tax on operating profit increased by 20% due to the loss of transitional tax relief for life companies from 1 July 2005, and was partially offset by lower favourable prior period tax adjustments booked in the current half.

ING New Zealand joint venture

In September 2005 ANZ National Bank Limited entered into a joint venture with ING Insurance International Limited (INGII). The joint venture, ING (NZ) Holdings Ltd (INGNZ), is 49% owned by ANZ National Bank Limited and 51% owned by INGII.

The Group adopts the equity method of accounting for its 49% interest in INGNZ. As at 31 March 2006, the equity accounted value was NZD156 million (Sep 2005: NZD145 million). The change since September 2005 reflects the equity accounted profit for the half year.

The carrying value is subject to a recoverable amount test to ensure that this does not exceed its recoverable amount at the reporting date. The Group obtained an independent valuation at 31 March 2006 to ensure the carrying value did not exceed the recoverable amount. The valuation supported the carrying value and accordingly no write-down was made.

In the March 2006 half INGNZ contributed NZD12 million in equity accounted earnings. This was a NZD3.1 million reduction on the September 2005 half in which a total of NZD15.2 million (Mar 2005: NZD14.1 million) was reported between INGA (Sep 2005: NZD4 million; Mar 2005: NZD 4 million) and the New Zealand Businesses (Sep 2005: NZD11 million; Mar 2005: NZD10 million), prior to the establishment of the joint venture.

Deferred acquisition costs and deferred income

The Group recognises assets that represent deferred acquisition costs relating to the acquisition of interest earning assets, and liabilities that represent deferred income relating to income received in advance of services performed.  Deferred acquisition costs - at 31 March 2006 the Group’s assets included $549 million (Sep 2005: $524 million; Mar 2005: $492 million) in relation to costs incurred in acquiring interest earning assets. During the half year, amortisation of $138 million (Sep 2005 half: $135 million; Mar 2005 half: $123 million) was recognised as an adjustment to the yield earned on interest earning assets.

Deferred income - at 31 March 2006, the Group’s liabilities included $426 million (Sep 2005: $92 million; Mar 2005: $130 million) in relation to income received in advance. At March 2006, this includes $5 million (Sep 2005: $3 million; Mar 2005 $4 million) deferred service type fees. These fees are deferred and will be amortised over the period of service under the AIFRS standard AASB 118: ‘Revenue’.

At March 2006, fee income of $364 million that is integral to the yield of an originated financial instrument, net of any direct incremental costs, has been capitalised. This income is deferred and recognised against net loans and advances over the expected life of the financial instrument under the AIFRS standard AASB 139: ‘Financial Instruments: Recognition and Measurement’.

The balances of deferred acquisition costs and deferred income at period end were:

	Deferred Acquisition Costs(1)			Deferred Income
	Mar 06	Sep 05	Mar 05	Mar 06	Sep 05	Mar 05
	$M	$M	$M	$M	$M	$M
Personal Banking Australia	155	153	151	90	32	24
Esanda	294	284	260	52	—	—
New Zealand Businesses	67	61	49	39	15	26
Institutional	5	6	10	162	27	30
Other(2)	28	20	22	83	18	50
Total	549	524	492	426	92	130

(1)       Deferred acquisition costs largely include the amounts of brokerage capitalised and amortised in the three Business segments: Personal Banking Australia, Esanda and the New Zealand businesses. Deferred acquisition costs also include capitalised debt raising expenses

(2)       Includes Group Centre, Corporate Australia, INGA and Asia Pacific

Deferred acquisition costs analysis:

	March 2006		September 2005 half
	Amortisation	Capitalised	Amortisation	Capitalised
	Costs	Costs(1)	Costs	Costs(1)
	$M	$M	$M	$M
Personal Banking Australia	34	36	31	33
Esanda	87	97	86	110
New Zealand Businesses	13	24	13	23
Institutional	1	—	2	(2)
Other(2)	3	11	3	3
Total	138	168	135	167

(1)       Costs capitalised during the half exclude brokerage trailer commissions paid, relating to the acquisition of mortgage assets

(2)  Includes Group Centre, Corporate Australia, INGA and Asia Pacific

Software capitalisation

At March 2006, the Group’s intangibles included $384 million (Sep 2005: $381 million; Mar 2005: $401 million) in relation to costs incurred in acquiring and developing software. During the March 2006 half year, amortisation expense of $56 million (Sep 2005 half: $64 million; Mar 2005 half: $57 million) was recognised.

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Balance at start of period	381	401	430	-5%	-11%
Software capitalised during the period	60	51	45	18%	33%
Amortisation during the period	(56)	(64)	(57)	-13%	-2%
Software written-off	(1)	(8)	(16)	-88%	-94%
Other	—	1	(1)	-100%	-100%
Total software capitalisation	384	381	401	1%	-4%

BUSINESS PERFORMANCE REVIEW

Profit and Loss (including effect of movements in foreign currencies)

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Net profit after income tax
Personal Banking Australia	542	485	468	12%	16%
Institutional	486	461	450	5%	8%
New Zealand Businesses	335	265	295	26%	14%
Corporate Australia	212	194	182	9%	16%
Esanda and UDC	53	55	66	-4%	-20%
Asia Pacific	46	44	39	5%	18%
Non-continuing businesses	30	63	63	-52%	-52%
Group Centre	27	16	5	69%	large
Cash(1) profit	1,731	1,583	1,568	9%	10%
AIFRS 2005 adjustments and non-core items(1)	80	37	(13)	large	large
Net profit	1,811	1,620	1,555	12%	16%

Profit and Loss (prior period figures adjusted to remove the impact of exchange rate movements(2))

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Net profit after income tax
Personal Banking Australia	542	485	468	12%	16%
Institutional	486	461	450	5%	8%
New Zealand Businesses	335	263	293	27%	14%
Corporate Australia	212	194	182	9%	16%
Esanda and UDC	53	55	65	-4%	-18%
Asia Pacific	46	45	40	2%	15%
Non-continuing businesses	30	62	64	-52%	-53%
Group Centre	27	23	9	17%	large
Net profit (adjusted for non-core items)(1),(2)	1,731	1,588	1,571	9%	11%
AIFRS 2005 adjustments(1) and non-core items(2)	80	37	(13)	large	large
Net profit	1,811	1,625	1,558	12%	17%
FX impact on reported net profit(2)	—	(5)	(3)	-100%	-100%
Reported net profit	1,811	1,620	1,555	12%	16%

(1)       ANZ has reduced the September 2005 profit after tax by $46 million (Mar 2005: $15 million increase) to bring the result for that period to an AIFRS basis that is fully comparable with March 2006 figures (refer pages 13 to 15), allowing readers to see the impact on 2005 results of accounting standards that have only been applied from 1 October 2005. No adjustment has been made to retrospectively designate derivatives hedging the Group’s funding on the basis of impracticability. In the March 2006 half ANZ has classified the $113 million ($79 million after tax) settlement of the NHB insurance matter and the $14 million after tax settlement of warranty claims on Lloyds TSB plc (tax on warranty settlement: $nil) as significant items. In the September 2005 half ANZ classified $14 million after tax profit on the sale of NBNZ life and funds management businesses as a significant item (tax on gain on sale of NBNZ life and funds management businesses: $nil). ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 13). In the March 2006 half ANZ has classified $13 million after tax profit (Sep 2005: $12 million; Mar 2005 $19 million) on derivatives entered into to manage interest rate and foreign exchange risk on funding instruments, not designated as accounting hedges, ineffective portions of cash flow hedges, profit or loss on disposal of investment securities, and fair value movement in bonds and notes designated at fair value as a non-core item. ANZ excludes volatility associated with fair value movements on these transactions to provide a better indication of the core business performance (tax on hedge gains/losses $5 million (Sep 2005: $5 million; Mar 2005: $8 million)).  In the March 2006 half ANZ has incurred $26 million after tax ANZ National Bank incremental integration costs (Sep 2005 half: $35 million; Mar 2005 half:  $17 million). Tax on ANZ National Bank incremental integration costs is $13 million (Sep 2005: $18 million; Mar 2005: $8 million). ANZ National Bank incremental integration costs are excluded to better reflect the core cost base and assist analysis of the cost base following completion of the integration (refer page 13)

(2)       ANZ has removed the impact of exchange rate movements to provide readers with a better indication of the business unit performance in local currency terms. Retranslation is net of revenue hedge earnings

The Group from time to time modifies the organisation of its businesses to enhance the focus on delivery of specialised products or services to customers. Prior period numbers are adjusted for such organisational changes to allow comparability. The significant changes since 30 September 2005 have been:

•                  Non-Continuing Business - The Non-Continuing Business comprising the London headquartered project finance and certain structured finance transactions that ANZ has exited as part of its de-risking strategy has been removed from Institutional and reported as a separate business unit.

•                  Personal Banking - Within Personal banking Wealth Management has been renamed Investment Insurance Products.

•                  There were also a number of minor restatements as a result of customer segmentation, changes to internal transfer pricing methodologies and the realignment of support functions.

•                  ANZ has netted inter-business unit expenses and inter-business unit income and reported as an expense for business unit profitability purposes.

Personal Banking Australia

Brian Hartzer

• Rural Commercial and	• Consumer Finance
Agribusiness Products	• Investment Insurance Products
• Banking Products	• Other (1)
• Mortgages

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Net interest income	1,177	1,122	1,061	5%	11%
Other external operating income	509	483	452	5%	13%
Operating income	1,686	1,605	1,513	5%	11%
External operating expenses	(726)	(705)	(677)	3%	7%
Net inter business unit expenses	(88)	(90)	(82)	-2%	7%
Operating expenses	(814)	(795)	(759)	2%	7%
Profit before credit impairment and income tax	872	810	754	8%	16%
Provision for credit impairment	(117)	(133)	(103)	-12%	14%
Profit before income tax	755	677	651	12%	16%
Income tax expense and minority interest	(213)	(192)	(183)	11%	16%
Net profit attributable to shareholders of the Company	542	485	468	12%	16%

Consisting of:
Rural Commercial and Agribusiness Products	55	48	49	15%	12%
Banking Products	138	130	123	6%	12%
Mortgages	177	156	146	13%	21%
Consumer Finance	115	101	103	14%	12%
Investment and Insurance Products	60	52	51	15%	18%
Other(2)	(3)	(2)	(4)	50%	-25%
	542	485	468	12%	16%

Balance Sheet
Net loans & advances including acceptances	112,212	105,681	99,681	6%	13%
Other external assets	2,196	1,840	1,979	19%	11%
External assets	114,408	107,521	101,660	6%	13%
Deposits and other borrowings	46,261	43,773	41,750	6%	11%
Other external liabilities	2,500	2,268	2,058	10%	21%
External liabilities	48,761	46,041	43,808	6%	11%
Risk Weighted Assets	62,184	58,489	54,897	6%	13%

Ratios
Net interest margin	2.16%	2.16%	2.19%
Return on assets	0.98%	0.92%	0.95%
Return on risk weighted assets	1.81%	1.69%	1.77%
Operating expenses to operating income	48.3%	49.5%	50.2%
Operating expenses to average assets	1.47%	1.52%	1.54%
Individual provision charge	(86)	(87)	(60)
Individual provision charge as a % of average net advances	0.16%	0.17%	0.12%
Net impaired loans	24	19	15	26%	60%
Net impaired loans as a % of net advances	0.02%	0.02%	0.02%
Total employees	9,799	9,616	9,254	2%	6%

(1)       2005 figures include allocations to make them comparable with March 2006

(2)       Other includes the branch network, whose costs are fully recovered from product business units, Private Banking and marketing and support costs

Personal Banking Australia

Brian Hartzer

March 2006 half year compared to September 2005 half year

Profit after tax increased 12%, underpinned by strong loan and deposit growth (balances increased 6% in both categories) while maintaining a disciplined approach to pricing. Overall returns on risk adjusted assets increased, with margin growth in higher risk products offsetting the expected rise in bad debt costs.

Balance sheet growth drove the double digit earnings growth in Mortgages and Consumer Finance, while Rural Commercial and Agribusiness benefited from an improved credit environment. Banking Products continued to grow the deposit book above system levels. Investment & Insurance Products experienced strong growth from financial planner sales and other ‘direct’ investment businesses and benefited from a 7% increase in INGA income.

Significant aspects to the result were:

•                  Overall net interest income increased 5%. Mortgages and Rural Commercial and Agribusiness Products net interest income grew 6% in line with balance sheet growth as margins were held. Consumer Finance net interest income increased 6% with strong balance sheet growth of 10% partly offset by margin decline driven by strong growth in the lower rate MasterCard product. Banking Products net interest income increased by 3% with good deposit growth of 6% being partly offset by ongoing migration into lower margin products within the portfolio.

•                  Other operating income increased 5%. Mortgages grew other income 28%, while Consumer Finance was relatively flat. Banking Products grew other income by 5% from higher numbers of transaction accounts. Financial planning income was up 11% from higher sales volumes. The contribution from the INGA increased following strong funds management and life risk performances. The underlying momentum in this business remains sound as market conditions are favourable and the life business continues to experience low levels of claims.

•                  Operating costs increased 2% as the footprint expanded with 11 new branches and 134 more ATMs. This contributed to a 5% increase in premises costs and a 5% increase in personnel costs, with the latter also affected by annual salary rises. Computer costs fell as the previous half included charges for branch software now amortised fully.

•                  Credit costs reduced 12% overall as there was a $16 million beneficial adjustment in collective provisions due to a revision to oil price risk. Despite strong balance sheet growth individual provisions were flat reflecting seasonally lower March half year charges.

March 2006 half year compared to March 2005 half year

Profit after tax increased 16% with double digit profit growth recorded by all Personal businesses driven by a strong income performance.

Operating income increased 11% driven by strong volume growth across all businesses partly offset by margin contraction as higher growth was experienced in lower margin business. Double digit income growth was achieved by Mortgages (14%), Consumer Finance (13%) and Investment & Insurance Products. Sound revenue growth was achieved in Banking Products revenues (8%) and Rural Commercial and Agribusiness (7%). All businesses benefited from the investment in staff through the continued expansion of the footprint.

Operating expenses increased 7%, resulting from higher numbers of front line staff to service increased business volumes and ongoing investment in the branch network.

Credit impairment rose largely due to increases in overall lending volumes and the planned higher relative growth of Consumer Finance businesses, partly offset by a lower level of collective provisioning due to a revision to oil price risk.

Institutional

Steve Targett

• Client Relationship Group	• Corporate and Structured
• Trade and Transaction Services	Financing
• Markets	• Debt Product Group
• Other (1)

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Net interest income	568	509	544	12%	4%
Other external operating income	590	577	493	2%	20%
Operating income	1,158	1,086	1,037	7%	12%
External operating expenses	(339)	(324)	(310)	5%	9%
Net inter business unit expenses	(90)	(78)	(72)	15%	25%
Operating expenses	(429)	(402)	(382)	7%	12%
Profit before credit impairment and income tax	729	684	655	7%	11%
Provision for credit impairment	(33)	(30)	(21)	10%	57%
Profit before income tax	696	654	634	6%	10%
Income tax expense and minority interest	(210)	(193)	(184)	9%	14%
Net profit attributable to shareholders of the Company	486	461	450	5%	8%
Consisting of:
Trade & Transaction Services	115	104	101	11%	14%
Markets	144	128	117	13%	23%
Corporate and Structured Financing	79	66	65	20%	22%
Debt Product Group	199	213	218	-7%	-9%
Other(1)	(51)	(50)	(51)	2%	—
	486	461	450	5%	8%

Balance Sheet
Net loans & advances including acceptances	46,344	43,404	40,168	7%	15%
Other external assets	35,658	26,439	23,672	35%	51%
External assets	82,002	69,843	63,840	17%	28%
Deposits and other borrowings	36,205	32,403	31,886	12%	14%
Other external liabilities	31,389	22,712	20,660	38%	52%
External liabilities	67,594	55,115	52,546	23%	29%
Risk Weighted Assets	78,691	72,429	68,797	9%	14%

Ratios
Net interest margin	1.66%	1.70%	2.02%
Return on assets	1.28%	1.33%	1.50%
Return on risk weighted assets	1.28%	1.33%	1.39%
Operating expenses to operating income	37.0%	37.0%	36.8%
Operating expenses to average assets	1.13%	1.16%	1.27%
Individual provision charge	(38)	(11)	(12)	large	large
Individual provision charge as a % of average net advances	0.17%	0.05%	0.06%
Net impaired loans	249	123	114	large	large
Net impaired loans as a % of net advances	0.54%	0.28%	0.28%
Total employees	3,092	3,047	2,864	1%	8%

(1)       Other includes Executive, Infrastructure and Client Relationship Group costs, not all of which are allocated to the Institutional businesses

Institutional

Steve Targett

March 2006 half year compared to September 2005 half year

Profit after tax increased by $25 million (5%), as growth momentum established in the last half continued to strengthen. Strategic initiatives, aimed at tightening client focus and increasing solution driven sales, began to deliver improved results across the Institutional businesses this half.

Non-lending revenue increased reflecting the success of continuing efforts to move the mix of business from the debt product with disciplined use of capital and strong risk management. The Client Relationship Group actively leads the delivery of our client solutions.

Profit from Markets increased by 13% driven by a strong performance in New Zealand where currency and interest rate moves created favourable trading conditions, compared to the less volatile environment and softer corporate demand in the Australian market. Trade and Transaction Services increased 11% with high growth in the International Payments and Clearing Services business, strong offshore Trade Finance growth and the release of revenue that related to prior years. Corporate and Structured Financing profit increased 20% with a lower credit impairment charge resulting from the write-back of individual provisions during the half. Asset growth in the Debt Products Group was offset by competitive pressures and tighter credit spreads resulting in reduced margins and a 7% decrease in earnings. Credit quality remains sound.

Significant factors affecting the result were:

•                  Net interest income grew by $59 million (12%). Trade and Transaction Services increased $29 million including increased deposit volumes and the release of revenue that related to prior years, partly offset by reduced lending volumes in International Trade Finance. Markets increased $11 million, Debt Products Group increased by $7 million, with lending growth of 2% offset by tighter spreads and competition causing margin erosion and Corporate and Structured Financing increased $12 million.

•                  Overall loan volumes increased 7%, while deposit volumes increased 12%. Net interest margin decreased by 4 basis            points.

•                  Other operating income increased $13 million (2%). Markets increased $27 million (9%) on the back of a strong New Zealand result and Trade and Transaction Services increased $5 million. Corporate and Structured Financing other operating income reduced $13 million (14%), with strong contributions from structured finance and private equity offset by reduced advisory fees following the particularly strong September 2005 half. Other operating income reduced by $5 million in Debt Products Group, driven by competitive pricing pressure.

•                  Operating expenses have increased by 7%, reflecting the investment being made in new growth initiatives and higher non-lending losses. Salary expenses increased 4%, and staff numbers increased by 1%. Institutional is building its staff capabilities to facilitate greater penetration of new business opportunities.

•                  Provision for credit impairment increased by $3 million. The individual provision charge was $27 million higher, with two large new provisions in the half in Australia and New Zealand offset by recoveries. The collective provision charge reduced by $24 million with a reduction in the provision held for oil price risk, the impact of the increase in individual provisions resulting from the down-grade of two large exposures to non-accrual and a stable risk profile on our lending assets. Net impaired loans have increased by $126 million due largely to two corporate accounts in Australia and New Zealand.

March 2006 half year compared to March 2005 half year

Profit after tax increased by $36 million (8%).

Operating income increased by 12%. Revenue in Trade and Transaction Services increased $54 million on the back of stronger trade flows through Asia and the UK, increased International Payments foreign exchange revenue and the prior year income booked in the March 2006 half. Markets revenue increased $58 million with stronger client and trading activities in Australia, New Zealand, the Pacific and Asia. Debt Products Group increased 1% with higher revenue and lending volume growth offset by margin contraction.

Operating expenses increased 12%. Staff costs were higher, due to investment in people, new capabilities and systems.

Provision for credit impairment increased $12 million. Individual provisions increased reflecting the down-grade of two large accounts during the current half. Collective provision reduced reflecting the factors mentioned above.

New Zealand Businesses(1)

Graham Hodges

• ANZ Retail	• Corporate Banking
• National Bank Retail	• Central Support (including Treasury)
• Rural Banking	• Excludes Institutional, UDC,
integration and central funding

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	NZD M	NZD M	NZD M	%	%
Net interest income	811	780	774	4%	5%
Other external operating income	268	270	253	-1%	6%
Operating income	1,079	1,050	1,027	3%	5%
External operating expenses	(538)	(533)	(496)	1%	8%
Net inter business unit expenses	3	2	(4)	50%	large
Operating expenses	(535)	(531)	(500)	1%	7%
Profit before credit impairment and income tax	544	519	527	5%	3%
Provision for credit impairment	(3)	(97)	(56)	-97%	-95%
Profit before income tax	541	422	471	28%	15%
Income tax expense and minority interest	(175)	(134)	(151)	31%	16%
Net profit attributable to shareholders of the Company (NZD)	366	288	320	27%	14%
Net profit attributable to shareholders of the Company (AUD)	335	265	295	26%	14%

Consisting of:
ANZ Retail	98	92	99	7%	-1%
NBNZ Retail	128	109	110	17%	16%
Rural Banking	44	43	42	2%	5%
Corporate Banking	79	32	53	large	49%
Central Support	17	12	16	42%	6%
	366	288	320	27%	14%
Balance Sheet
Net loans & advances including acceptances	64,866	60,656	56,777	7%	14%
Other external assets	6,120	5,290	4,156	16%	47%
External assets	70,986	65,946	60,933	8%	16%
Deposits and other borrowings	49,288	50,676	50,648	-3%	-3%
Other external liabilities	10,265	8,083	5,308	27%	93%
External liabilities	59,553	58,759	55,956	1%	6%
Risk Weighted Assets	52,015	48,098	45,381	8%	15%

Ratios
Net interest margin	2.42%	2.49%	2.68%
Return on assets	1.07%	0.91%	1.09%
Return on risk weighted assets	1.47%	1.27%	1.46%
Operating expenses to operating income	49.6%	50.6%	48.7%
Operating expenses to average assets	1.57%	1.67%	1.71%
Individual provision charge	(7)	(70)	(28)	-90%	-75%
Individual provision charge as a % of average net advances	0.02%	0.24%	0.10%
Net impaired loans	75	111	38	-32%	97%
Net impaired loans as a % of net advances	0.12%	0.18%	0.07%
Total employees	8,466	8,580	8,437	-1%	0%

(1)       For a reconciliation of the New Zealand Businesses results to the New Zealand Geographic results refer page 55

New Zealand businesses

Graham Hodges

March 2006 half year compared to September 2005 half year

Profit after tax for the New Zealand Businesses increased NZD78 million (27%) over the September 2005 half, assisted by a NZD63 million after tax reduction in the Provision for credit impairment. Profit before provisions increased 5%.

ANZ Retail, National Bank Retail and Corporate Banking posted strong profit growth with increases of 7%, 17% and 147% respectively. Solid asset growth in these businesses was partly offset by lower net interest margins due to price competition, increased wholesale funding, and continued unfavourable product mix with switching from variable rate to fixed rate mortgages. Profit before provisions grew by 5% in National Bank Retail and 4% in Corporate Banking. Profit before provisions in ANZ Retail and Rural Banking was flat, reflecting the competitor-driven net interest margin reduction and a seasonally stronger second half in Rural Banking. The results of the Retail Banks also include the liability for costs and compensation to customers relating to a Commerce Commission action on disclosure of optional issuer fees (NZD10 million) and the cost of the operation of domestic systems relocated to New Zealand under the integration program (NZD5 million).

Key influences on the result include the following:

•                  Net interest income increased 4% (NZD31 million). Lending volumes increased 7% in NZD terms with growth in National Bank Retail (5%), ANZ Retail (8%), Corporate Banking (11%) and Rural (6%). NZD deposit volumes increased 5% in customer businesses with solid deposit growth in Corporate Banking (14%) and ANZ Retail (4%), where the On-line Call product was particularly successful. Deposits and other borrowings in Treasury reduced with other sources of wholesale funding increased to fund asset growth across the New Zealand businesses.

Net interest margins have reduced 7 basis points impacted by competition and customer migration from variable rate to fixed rate mortgages, increased requirement for wholesale funding, changes in deposit mix with growth in lower margin call (including ANZ On-line Call ) and term deposit products. Lending margins in Rural decreased slightly reflecting competition. These factors were partially offset by slightly stronger deposit margins.

•                  Other operating income reduced marginally. Other income in National Bank Retail increased 12% relating to transactional and credit card accounts. Other income in Corporate Banking reduced, mainly in fees, with these being ‘lumpy’ and seasonal in nature. Fees in Rural Banking were flat as were fees in ANZ Retail. Treasury other income reduced $2 million but was offset by an increase in net interest income.

•                  Operating expenses increased 1%. Salary increases, a small increase in numbers of front-line staff, and the cost of the Commerce Commission settlement (NZD10 million) were largely offset by a 6% reduction in the number of support staff and control of discretionary spend.

•                  Provision for credit impairment reduced by NZD94 million. The collective provision reduced by NZD31 million, with increased lending volumes being offset by a lower provision for oil price risk, and an improved credit risk profile (an increased proportion of low risk residential and rural lending). The individual provision charge reduced by NZD63 million largely as a result of provisioning for two isolated corporate accounts and exposures to the apple and pear export industry in the preceding September half. Net impaired loans reduced NZD36 million as a result of the generally benign credit conditions.

March 2006 half year compared to March 2005 half year

Profit after tax increased 14%, with growth in National Bank Retail (16%), Rural Banking (5%), and Corporate Banking (49%). Profit in ANZ Retail was flat. Profit before provisions grew by 3% overall with growth in National Bank Retail (6%), Corporate Banking (8%) and Rural Banking (5%), partly offset by a reduction in ANZ Retail (-5%)

•                  Net interest income increased 5%. Lending volumes increased 14% in NZD terms, with growth in all businesses, whilst deposits grew 8% in National Bank Retail and ANZ Retail. Interest margin has declined by 26 basis points reflecting the impact of competition, in particular the ‘mortgage price war’ in the March 2005 half, product switching from variable rate to fixed rate mortgages, and a change in funding mix to higher rate deposit and wholesale products.

•      Other operating income increased 6%. Other income in National Bank Retail increased 20%, relating to transactional and credit card accounts. Other income in Corporate Banking reduced, mainly in fees, with these being ‘lumpy’ in nature. Fees in Rural Banking and ANZ Retail also reduced slightly.

•                  Operating expenses increased 7% with salary increases and a small increase in staff numbers reflecting an increased investment in frontline staff, and the NZD10 million cost associated with the Commerce Commission settlement and NZD5 million domestic system costs as discussed above.

•                  Provision for credit impairment reduced NZD53 million. The individual provision charge reduced as a result of the provisioning for a number of isolated corporate accounts in the March 2005 half, and recoveries of previously provisioned corporate accounts in the current half. The collective provision charge reduced as a result of a lower provision for oil price risk, and an improved credit risk profile with lending growth mainly in low risk residential mortgages.

Corporate Australia

Mark Paton

• Corporate Banking Australia
• Business Banking Australia
• Small Business Banking

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Net interest income	461	447	432	3%	7%
Other external operating income	83	80	76	4%	9%
Operating income	544	527	508	3%	7%
External operating expenses	(137)	(123)	(124)	11%	10%
Net inter business unit expenses	(82)	(80)	(79)	3%	4%
Operating expenses	(219)	(203)	(203)	8%	8%
Profit before credit impairment and income tax	325	324	305	0%	7%
Provision for credit impairment	(22)	(46)	(45)	-52%	-51%
Profit before income tax	303	278	260	9%	17%
Income tax expense and minority interest	(91)	(84)	(78)	8%	17%
Net profit attributable to shareholders of the Company	212	194	182	9%	16%

Consisting of:
Business Banking Australia	103	92	89	12%	16%
Corporate Banking Australia	86	80	72	8%	19%
Small Business Banking	23	22	21	5%	10%
	212	194	182	9%	16%

Balance Sheet
Net loans & advances including acceptances	23,941	22,793	21,655	5%	11%
Other external assets	130	109	113	19%	15%
External assets	24,071	22,902	21,768	5%	11%
Deposits and other borrowings	18,987	18,091	17,070	5%	11%
Other external liabilities	6,822	6,822	6,511	0%	5%
External liabilities	25,809	24,913	23,581	4%	9%
Risk Weighted Assets	23,450	22,301	21,007	5%	12%

Ratios
Net interest margin	3.60%	3.66%	3.69%
Return on assets	1.66%	1.60%	1.56%
Return on risk weighted assets	1.82%	1.78%	1.75%
Operating expenses to operating income	40.3%	38.5%	40.0%
Operating expenses to average assets	1.72%	1.67%	1.74%
Individual provision charge	(20)	(18)	(23)	11%	-13%
Net individual provision as a % of average net advances	0.17%	0.16%	0.22%
Net impaired loans	30	38	54	-21%	-44%
Net impaired loans as a % of net advances	0.12%	0.17%	0.25%
Total employees	2,025	1,987	1,924	2%	5%

Corporate Australia

Mark Paton

March 2006 half year compared to September 2005 half year

Profit after tax increased by 9%, driven by strong balance sheet growth and continued improvement in the credit quality of the lending portfolio, partially offset by the impact of competitive pressures on margins and fees. The business franchise remains strong with leading levels of customer satisfaction and low propensity to switch, as well as very high levels of employee engagement. The business model has been further enhanced by the ongoing expansion of the Wall Street to Main Street (WSTMS) proposition for the Corporate market, the newly created Small Business segment and our industry specialisation models. ANZ received the CFO Magazine Business Bank of the Year award for 2005.

Significant influences on the result were:

•                  Net interest income increased 3% driven by growth in both average lending (6%) and average deposits (7%). The solid growth in average lending (Corporate Banking 7%, Business Banking 6% and Small Business Banking 16%) and average deposit volumes (Corporate Banking 7%, Business Banking 7% and Small Business Banking 10%) was the result of a continued focus on new customer acquisition as well as growth from existing customers. Key factors in achieving growth were ANZ’s leading customer service proposition, continued investment in people and process simplification, as well as the industry and local market specialisation approach to customers.

The net interest margin declined by 6 basis points, largely driven by ongoing competitive pressures in the lending book, as well as some moderate compression of margins on the deposit portfolio.

•                  Other external operating income increased 4%, largely from continued growth in the WSTMS proposition, including private equity exit profits, with marginal growth in other fees. The WSTMS proposition continues to grow our portfolio and future earnings potential, with 13 deals closing this half, bringing the total Corporate Private Equity portfolio value to over $200 million.

•                  Operating expenses increased 8% including:

•                  the impact of an expense refund relating to prior periods in the September 2005 half year;

•      continued investment in front line staff (particularly in Small Business) and the WSTMS proposition and the creation of new Corporate Banking regions; and

•                  higher branch costs as a result of our increased branch footprint.

After adjusting for these factors Operating expenses, including the impact of annual salary rises and on-going commitment to the Graduate program, were well managed at 2%.

•                  The benefits of our on-going productivity agenda are reflected in the increase in revenue per average FTE. Productivity gains in back and middle office operations and shared service areas have been used to partially fund the on-going investment program. The cost to income ratio remains low at 40% in line with last half, allowing for the impact of the expense refund in September 2005.

•                  Credit quality remains sound and the overall quality of our credit portfolio has improved over the period. This reflects the strong focus on risk management and compliance in both the Business Banking and Corporate Banking segments and the impact of the continued de-risking of our portfolio, as well as the strength of the economy and business confidence. Provision for credit impairment decreased by 52% and impaired loans as a percentage of net loans and advances decreased to 0.12% over the period.

March 2006 half year compared to March 2005 half year

Profit after tax increased 16%, with solid growth in all businesses. Net interest income increased 7% due to growth of 10% in average lending and 11% growth in average deposit volumes. Net interest margins declined 9 basis points due principally to competitive pressures. Other external operating income increased by 9% due to an increase in advisory and ANZ Online fee income. Operating costs increased by 8% mainly due to continued investment in frontline staff and salary increases. Provision for credit impairment decreased by 51% and net impaired loans as a percentage of net advances reduced by 52% reflecting the improvement in the quality of the credit portfolio.

Esanda and UDC

David Hisco

A leading provider of vehicle and equipment finance, rental services and fixed and at call investments. Operates in Australia as Esanda and Esanda FleetPartners and in New Zealand as UDC and Esanda FleetPartners

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Net interest income	202	207	202	-2%	—
Other external operating income	25	42	37	-40%	-32%
Operating income	227	249	239	-9%	-5%
External operating expenses	(84)	(82)	(82)	2%	2%
Net inter business unit expenses	(18)	(18)	(20)	0%	-10%
Operating expenses	(102)	(100)	(102)	2%	—
Profit before credit impairment and income tax	125	149	137	-16%	-9%
Provision for credit impairment	(49)	(67)	(42)	-27%	17%
Profit before income tax	76	82	95	-7%	-20%
Income tax expense and minority interest	(23)	(27)	(29)	-15%	-21%
Net profit attributable to shareholders of the Company	53	55	66	-4%	-20%
Net interest margin	2.65%	2.79%	2.82%
Operating expenses to operating income	44.9%	40.2%	42.7%
Individual provision charge	(35)	(48)	(24)	-27%	46%
Net impaired loans	39	40	43	-3%	-9%
Total employees	1,335	1,352	1,349	-1%	-1%

March 2006 half year compared to September 2005 half year

Profit after tax decreased by 4%. Profit growth in Australia of 9% was offset by a 31% profit reduction in New Zealand which was impacted by structural changes made last year and competitive pressure. Overall the Australian business continues to provide opportunities for future profit growth. A number of actions are underway in the New Zealand businesses to return to profitable growth.

Significant influences on the result were:

•                  Net interest income declined 2%, with a 3% increase in lending volumes in Australia from solid new business writings offset by an 11% reduction in volumes in New Zealand. A 14 basis point decline in margins resulted from the run-off of higher yielding loans during the half which were replaced by lower margin new business. Pricing initiatives have been put in place to stabilise margins and grow revenue, the impact of which will flow through in the March 2007 half.

•      Other operating income decreased 40%, due to a $6 million impact from a fall in second-hand car prices as well as the inclusion of a $7 million gain in the September 2005 half year resulting from the alignment of revenue recognition on leases in the New Zealand Fleet business with Group accounting policies.

•                  Operating expenses increased by 2% due to annual salary increases. These increases were partly offset by a $6 million reduction in indirect taxes.

•                  Provision for credit impairment decreased by 27% despite a 1% increase in lending volumes. Individual provision charge was lower compared to the 2005 half, largely associated with improvement in the commercial loan portfolio and the exited aircraft lease business ($9 million) in 2005.

March 2006 half year compared to March 2005 half year

Profit after tax decreased by 20%. Net interest income was flat with a 5% increase in lending volumes offset by a 17 basis point margin reduction. Other operating income decreased 32% due to a $10 million impact from the fall in second-hand car prices. Operating expenses were flat with an increase in personnel costs due to annual salary increases offset by a $6 million reduction in indirect taxes. Provision for credit impairment increased 17% and individual provision charge increased $11 million with an individual loss of $5 million in the March 2006 half.

Asia Pacific

Bob Edgar

Provision of retail and corporate banking services in the Pacific Region and Asia, including ANZ’s share of PT Panin Bank in Indonesia; this business excludes Institutional businesses, which are a ‘matrix’ responsibility and included in Institutional business unit results. Geographic results are included on page 56

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Net interest income	96	89	80	8%	20%
Other external operating income	71	71	70	0%	1%
Operating income	167	160	150	4%	11%
External operating expenses	(103)	(93)	(83)	11%	24%
Net inter business unit expenses	1	1	—	0%	n/a
Operating expenses	(102)	(92)	(83)	11%	23%
Profit before credit impairment and income tax	65	68	67	-4%	-3%
Provision for credit impairment	(8)	(13)	(21)	-38%	-62%
Profit before income tax	57	55	46	4%	24%
Income tax expense and minority interest	(11)	(11)	(7)	0%	57%
Net profit attributable to shareholders of the Company	46	44	39	5%	18%
Operating expenses to operating income	61.1%	57.5%	55.3%
Individual provision charge	(6)	(7)	(17)	-14%	-65%
Net impaired loans	8	21	14	-62%	-43%
Total employees	2,248	2,196	2,040	2%	10%

March 2006 half year compared to September 2005 half year

Profit after tax increased by 5%. Excluding the impact of exchange rate movements profit increased 1%. A strong result in the Pacific (up 23%) was partly offset by lower equity accounted earnings for PT Panin Bank.

Excluding exchange rate movements the main drivers of the results were:

•                  Net interest income increased 7% driven by a 12% growth in lending volumes. Growth in lending was particularly strong in Fiji, Samoa and PNG.

•                  Other external operating income reduced 4%. Fee growth of 7% largely in the Cards business in Indonesia was offset by lower equity accounting earnings for PT Panin Bank ($4 million) and a reduction in foreign exchange income ($2 million) from the particularly strong September 2005 half.

•                  Operating expenses increased 9% as a result of costs associated with building partner relationships in China and Vietnam, the first full half of operating costs in Cambodia, and additional customer facing staff in the Pacific.

•      Provision for credit impairment reduced by $4 million. The individual provision charge reduced largely as a result of the write-back of provisioning in Fiji.

•                  Income tax expense was flat.

March 2006 half year compared to March 2005 half year

Profit after tax increased 18%. Net interest increased 20% driven by 28% growth in lending volumes and a 14% growth in deposit volumes. Other operating income increased slightly with strong card and other fee growth and increased foreign exchange revenue being partly offset by reduced equity accounted income from PT Panin. Operating expenses increased 23% largely as a result of advancing the partnership business agenda in Asia and additional customer facing staff in the Pacific. The impact of exchange rate movements was less than 3%.

Non-continuing businesses

Steve Targett

Comprises the London headquartered project finance business, the run-off of New Zealand conduit transactions and certain structured finance transactions that ANZ has exited as part of its de-risking strategy

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Net interest income	11	36	26	-69%	-58%
Other external operating income	18	—	7	n/a	large
Operating income	29	36	33	-19%	-12%
External operating expenses	—	—	(6)	n/a	-100%
Net inter business unit expenses	(1)	(8)	(10)	-88%	-90%
Operating expenses	(1)	(8)	(16)	-88%	-94%
Profit before credit impairment and income tax	28	28	17	0%	65%
Provision for credit impairment	8	53	44	-85%	-82%
Profit before income tax	36	81	61	-56%	-41%
Income tax expense and minority interest	(6)	(18)	2	-67%	large
Net profit attributable to shareholders of the Company	30	63	63	-52%	-52%
Operating expenses to operating income	3.4%	22.2%	48.5%
Individual provision (charge) credit	3	30	11	-90%	-73%
Net impaired loans	7	45	52	-84%	-87%
Total employees	—	5	9	-100%	-100%

March 2006 half year compared to September 2005 half year

Profit after tax reduced by $33 million (52%). Significant factors affecting the result were:

•      Net interest income reduced by $25 million reflecting a 48% ($0.8 billion) reduction in lending volumes from the September 2005 half.

•                  Other operating income of $18 million largely represents a $12 million release of provisions created on the sale of the London headquartered project finance business following the expiry of certain warranties provided to Standard Chartered Bank and a $4 million gain on sale of power assets.

•                  Operating expenses reduced by $7 million, with the remaining expenses being legal and restructuring costs associated with the legacy balances in the London headquartered project finance business.

•                  Provision for credit impairment credit decreased by $45 million. The individual provision credit in the September 2005 half reflected the net recovery of $30 million on legacy project finance assets. The remainder of the credit impairment credit, $23 million credit in the collective provisions resulted from the significant reduction in risk as the legacy assets matured or were sold.

March 2006 half year compared to March 2005 half year

Profit after tax reduced by $33 million (52%). Operating income reduced by $4 million, with reduced net interest income resulting from a $2.3 billion reduction in lending volumes partly offset by an $11 million increase in other operating income. The $18 million other operating income in the current half was largely from the release of provisions created on the sale of the London headquartered project finance business, whilst the March 2005 half included $4 million profit on the sale of those businesses.

Operating expenses reduced by $15 million with the London headquartered project finance business being sold part way through the March 2005 half. Provision for credit impairment reduced by $36 million. The March 2005 half included a net recovery of $11 million in individual provisions and a $33 million credit in the collective provision charge resulting from the significant reduction in risk as legacy assets matured or were sold through that half.

Group Centre

• Group People Capital	• Group Strategic Development
• Group Risk Management	• Group Financial Management
• Treasury	• Operations, Technology and
Shared Services

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Net interest income	110	104	81	6%	36%
Other external operating income	22	26	39	-15%	-44%
Operating income	132	130	120	2%	10%
External operating expenses	(377)	(395)	(387)	-5%	-3%
Net inter business unit expenses	275	271	266	1%	3%
Operating expenses	(102)	(124)	(121)	-18%	-16%
Profit before credit impairment and income tax	30	6	(1)	large	large
Provision for credit impairment	—	—	—	n/a	n/a
Profit before income tax	30	6	(1)	large	large
Income tax expense and minority interest	(3)	10	6	large	large
Net profit attributable to shareholders of the Company	27	16	5	69%	large
Including:
Treasury	10	10	9	0%	11%
Total employees	4,098	4,023	3,875	2%	6%

March 2006 half year compared to September 2005 half year

The result for the Group Centre was $27 million profit compared with $16 million in the September 2005 half. Significant influences on the result were:

•                  Movements in the average NZD exchange rate resulted in a $9 million after tax increase in income on contracts put in place to hedge NZD denominated earnings. These gains were partly offset in New Zealand Businesses, and the New Zealand component of the Institutional and Esanda (UDC) businesses. The gains on the NZD contracts were partly offset by the maturity of contracts put in place to hedge USD revenues, which resulted in a decline of $6 million after tax.

•      Other operating income decreased $4 million with lower capital investment earnings (net of hedge costs) from INGA. Capital investment hedges were terminated in October 2005.

•                  Operating expenses reduced $22 million with lower non-incremental New Zealand businesses System Integration costs and other project costs.

•                  Income tax expense increase reflects a tax benefit booked in the prior half in respect of issue costs for the 2 for 11 rights issue, and lower INGA non-taxable Capital investment earnings.

March 2006 half year compared to March 2005 half year

The half year profit of $27 million was $22 million higher than the March 2005 half. Revenue increased $12 million with higher net interest offset by lower capital investment earnings (net of hedge earnings) in INGA following the payment of dividends. External operating expenses reduced 3% with the inclusion of provisioning for cheque conversion fraud in the March 2005 half.

This page has been left blank intentionally

GEOGRAPHIC SEGMENT PERFORMANCE

Geographic performance

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Net profit attributable to shareholders of the company
Australia	1,196	1,105	1,043	8%	15%
New Zealand	422	340	355	24%	19%
Asia Pacific	110	101	84	9%	31%
Other	83	74	73	12%	14%
	1,811	1,620	1,555	12%	16%

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%

Cash(1) profit
Australia	1,108	1,040	1,014	7%	9%
New Zealand	434	331	377	31%	15%
Asia Pacific	110	103	87	7%	26%
Other	79	109	90	-28%	-12%
	1,731	1,583	1,568	9%	10%

(1)          ANZ has reduced the September 2005 profit after tax by $46 million (Mar 2005: $15 million increase) to bring the result for that period to an AIFRS basis that is fully comparable with March 2006 figures (refer pages 13 to 15), allowing readers to see the impact on 2005 results of accounting standards that have only been applied from 1 October 2005. No adjustment has been made to retrospectively designate derivatives hedging the Group’s funding on the basis of impracticability

In the March 2006 half ANZ has classified the $113 million ($79 million after tax) settlement of the NHB insurance matter and the $14 million after tax settlement of warranty claims on Lloyds TSB plc (tax on warranty settlement: $nil) as significant items. In the September 2005 half ANZ classified $14 million after tax profit on the sale of NBNZ life and funds management businesses as a significant item (tax on gain on sale of NBNZ life and funds management businesses: $nil). ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 13)

In the March 2006 half ANZ has classified $13 million after tax profit (Sep 2005: $12 million; Mar 2005 $19 million) on derivatives entered into to manage interest rate and foreign exchange risk on funding instruments, not designated as accounting hedges, ineffective portions of cash flow hedges, profit or loss on disposal of investment securities, and fair value movement in bonds and notes designated at fair value as a non-core item. ANZ excludes volatility associated with fair value movements on these transactions to provide a better indication of the core business performance (tax on hedge gains/losses $5 million (Sep 2005: $5 million; Mar 2005: $8 million))

In the March 2006 half ANZ has incurred $26 million after tax ANZ National Bank incremental integration costs (Sep 2005 half: $35 million; Mar 2005 half: $17 million). Tax on ANZ National Bank incremental integration costs is $13 million (Sep 2005: $18 million; Mar 2005: $8 million). ANZ National Bank incremental integration costs are excluded to better reflect the core cost base and assist analysis of the cost base following completion of the integration (refer page 13)

Cash profit by segment

March 2006 Half	Australia	New Zealand	Asia Pacific	Other	Total
Personal	542	208	48	—	798
Institutional	287	110	57	61	515
Corporate	212	126	12	—	350
Esanda and UDC	41	12	—	—	53
Other	26	(22)	(7)	18	15
	1,108	434	110	79	1,731

September 2005 Half	Australia	New Zealand	Asia Pacific	Other	Total
Personal	485	197	38	—	720
Institutional	299	102	57	66	524
Corporate	194	72	16	—	282
Esanda and UDC	38	17	—	—	55
Other	24	(57)	(8)	43	2
	1,040	331	103	109	1,583

March 2005 Half	Australia	New Zealand	Asia Pacific	Other	Total
Personal	468	203	29	—	700
Institutional	299	112	49	53	513
Corporate	182	92	21	—	295
Esanda and UDC	50	16	—	—	66
Other	15	(46)	(12)	37	(6)
	1,014	377	87	90	1,568

Australia

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Net interest income	2,291	2,170	2,092	6%	10%
Fee income	688	689	622	0%	11%
Other operating income	264	287	279	-8%	-5%
Operating income	3,243	3,146	2,993	3%	8%
Operating expenses	(1,479)	(1,444)	(1,403)	2%	5%
Profit before credit impairment and income tax	1,764	1,702	1,590	4%	11%
Provision for credit impairment	(218)	(257)	(195)	-15%	12%
Profit before income tax	1,546	1,445	1,395	7%	11%
Income tax expense	(438)	(405)	(381)	8%	15%
Minority interest	—	—	—	n/a	n/a
Cash(1) profit	1,108	1,040	1,014	7%	9%
Non-core items(1) and AIFRS 2005 adjustments	88	65	29	35%	large
Net profit attributable to shareholders of the company	1,196	1,105	1,043	8%	15%
Net interest average margin	2.31%	2.09%	2.16%
Return on risk weighted assets	1.59%	1.54%	1.56%
Operating expenses(1) to operating income	42.0%	45.3%	46.3%
Operating expenses(1) to average assets	1.29%	1.46%	1.53%
Core(1) net interest average margin	2.31%	2.34%	2.41%
Cash(1) return on risk weighted assets	1.47%	1.45%	1.51%
Operating expenses(1) to operating income (adjusted for non-core items(1)	45.6%	45.9%	46.9%
Operating expenses(1) to average assets (adjusted for non-core items(1))	1.40%	1.46%	1.53%
Individual provision charge	(169)	(151)	(101)	12%	67%
Individual provision charge as a % of average net advances	0.19%	0.18%	0.13%
Net impaired loans	305	200	220	53%	39%
Net impaired loans as a % of net advances	0.17%	0.12%	0.13%
Total employees	18,221	18,043	17,389	1%	5%
Lending growth	5.1%	5.5%	n/a
External assets	217,171	199,903	189,774	9%	14%
Risk weighted assets	154,148	145,132	139,243	6%	11%

(1)          ANZ has reduced the September 2005 profit after tax by $65 million (Mar 2005: $29 million decrease) to bring the result for that period to an AIFRS basis that is fully comparable with March 2006 figures (refer pages 13 to 15) allowing readers to see the impact on 2005 results of accounting standards that have only been applied from 1 October 2005. No adjustment has been made to retrospectively designate derivatives hedging the Group’s funding on the basis of impracticability

In the March 2006 half ANZ has classified the $113 million ($79 million after tax) settlement of the NHB insurance matter as a significant item. ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 13)

In the March 2006 half ANZ has classified $9 million after tax profit (Sep 2005: $12 million; Mar 2005 $19 million) on derivatives entered into to manage interest rate and foreign exchange risk on funding instruments, not designated as accounting hedges, ineffective portions of cash flow hedges, profit or loss on disposal of investment securities, and fair value movement in bonds and notes designated at fair value as a non-core item. ANZ excludes volatility associated with fair value movements on these transactions to provide a better indication of the core business performance (tax on hedge gains/losses $3 million (Sep 2005: $5 million; Mar 2005: $8 million))

March 2006 half year compared to September 2005 half year

Profit after tax increased by 8%. Cash profit increased 7% (refer pages 13 to 15 for an explanation of non-core items and AIFRS adjustments). Significant influences on cash profit were:

•                                          Net interest income increased by 6%. Average net advances increased 5%, driven by growth in Personal Banking Australia 6%, Corporate Australia 7% and Institutional 4%. Average deposit and other borrowing volumes increased 5%, driven by Personal Banking Australia 5%, Corporate Australia 7%, Group Treasury 13% and Esanda 7%. Net interest margin decreased 3 basis points with a change in the asset mix, increased volumes of wholesale funding and competitive pressures in the lending books of Mortgages, Institutional and Corporate Banking. Institutional Australia’s margin increased as Trade and Transactional Services included the release of revenue that related to prior years and Market’s net interest income increased $22 million due to a reduction in funding costs associated with unrealised trading gains resulted in a higher proportion of revenue being booked as interest. Personal Banking Australia net interest margin was unchanged.

•                                          Fee income decreased by $1 million. Personal Banking Australia increased 4% underpinned by growth in Mortgages, Banking Products, from higher numbers of transaction accounts, and financial planning fees were up from higher sales volumes. Institutional Australia decreased $17 million mainly due to reduced advisory fees in Corporate and Structured Financing following the particularly strong September 2005 half.

•                                          Other operating income decreased $23 million. Markets decreased $22 million, offset by higher net interest income. Excluding this impact, other operating income decreased 2% due to a $6 million impact from a fall in the value in second-hand car prices in Esanda and $3 million lower contribution from INGA, net of capital hedges.

•                                          Operating expenses increased by 2% reflecting an increased investment in frontline staff and the footprint expansion, with 11 new branches and 134 more ATMs, annual salary increases, and higher non-lending losses in Institutional partly offset by lower computer expenses in Operations, Technology and Shared Services and Personal Banking Australia and a $6 million reduction in indirect taxes in Esanda.

•                                          Provision for credit impairment decreased by 15% ($39 million) driven by reduced provisions held for non-customer specific oil price risk. The impact of volume growth was partly offset by improved credit quality in most portfolios. The individual provision charge increased $18 million with an increase in Institutional, due to two large new provisions, partly offset by a lower charge in Esanda largely associated with improvement in the commercial loan portfolio and the exited aircraft lease business in 2005.

March 2006 half year compared to March 2005 half year

Profit after tax increased 15%. After adjusting for the impact of non-core items and AIFRS 2005 Adjustments (refer pages 13 to 15), cash profit increased 9%; net interest income increased 10% as average net advances increased 12% and average deposits and other borrowings increased 10% partly offset by an 11 basis point margin contraction. Fee income increased 11% with growth in Personal Banking Australia (13%), Institutional (14%) and Corporate (10%). Operating expenses increased 5% reflecting the 5% increase in staff numbers and the ongoing investment in the branch network. Provision for credit impairment increased 12% as the individual provision charge increased $68 million, due largely to recoveries in the March 2005 half, two large new provisions in Institutional and the planned risk mix shift in Personal Banking. Collective provision reduced largely as a result of the reduced provisions held for non-customer specific oil price risk.

New Zealand

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	NZD M	NZD M	NZD M	%	%
Net interest income	943	893	879	6%	7%
Fee income	281	280	273	0%	3%
Other operating income	136	97	81	40%	68%
Operating income	1,360	1,270	1,233	7%	10%
Operating expenses	(644)	(642)	(592)	0%	9%
Profit before credit impairment and income tax	716	628	641	14%	12%
Provision for credit impairment	(14)	(106)	(50)	-87%	-72%
Profit before income tax	702	522	591	34%	19%
Income tax expense	(227)	(162)	(182)	40%	25%
Minority interest	(1)	(1)	—	0%	n/a
Cash(1) profit	474	359	409	32%	16%
Non-core items(1) and AIFRS 2005 adjustments	(13)	11	(25)	large	-48%
Net profit attributable to shareholders of the company (NZD)	461	370	384	25%	20%
Net profit attributable to shareholders of the company (AUD)	422	340	355	24%	19%
Net interest average margin	2.32%	2.29%	2.43%
Return on risk weighted assets	1.54%	1.35%	1.44%
Operating expenses(1) to operating income	47.4%	50.3%	47.9%
Operating expenses(1) to average assets	1.45%	1.54%	1.51%
Core(1) net interest average margin	2.32%	2.36%	2.50%
Cash(1) return on risk weighted assets	1.54%	1.23%	1.46%
Operating expenses(1) to operating income (adjusted for non-core items(1))	47.4%	50.6%	48.0%
Operating expenses(1) to average assets (adjusted for non-core items(1))	1.45%	1.54%	1.51%
Individual provision charge	(23)	(84)	(32)	-73%	-28%
Individual provision charge as a % of average net advances	0.06%	0.25%	0.10%
Net impaired loans	119	123	46	-3%	large
Net impaired loans as a % of net advances	0.16%	0.18%	0.07%
Total employees	9,239	9,345	9,177	-1%	1%
Lending growth	6.1%	6.5%	n/a
External assets	93,412	86,497	80,282	8%	16%
Risk weighted assets	65,218	61,041	58,280	7%	12%

(1)          ANZ has reduced the September 2005 profit after tax by NZD11 million (Mar 2005: NZD25 million increase) to bring the result for that period to an AIFRS basis that is fully comparable with March 2006 figures (refer pages 13 to 15) allowing readers to see the impact on 2005 results of accounting standards that have only been applied from 1 October 2005. No adjustment has been made to retrospectively designate derivatives hedging the Group’s funding on the basis of impracticability

In the March 2006 half ANZ has classified the $14 million after tax settlement of warranty claims on Lloyds TSB plc (tax on warranty settlement: $nil) as a significant item. In the September 2005 half ANZ classified $14 million after tax profit on the sale of NBNZ life and funds management businesses as a significant item (tax on gain on sale of NBNZ life and funds management businesses: $nil). ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 13)

In the March 2006 half ANZ has incurred $26 million after tax ANZ National Bank incremental integration costs (Sep 2005 half: $35 million; Mar 2005 half: $17 million). ANZ National Bank incremental integration costs are excluded to better reflect the core cost base following completion of the integration (refer page 13)

Reconciliation of Geographic result

				Movt	Movt
	Half	Half	Half	Mar 0 6	Mar 0 6
	year Mar 06	year Sep 05	year Mar 05	v. Sep 05	v. Mar 05
	NZD M	NZD M	NZD M	%	%
NZ Business
New Zealand Businesses	366	288	320	27%	14%
UDC	13	19	18	-32%	-28%
NZ Institutional	117	92	105	27%	11%
NZ shareholder functions	(25)	(58)	(49)	-57%	-49%
Non -continuing businesses	3	19	16	-84%	-81%
New Zealand geography cash profit	474	360	410	32%	16%
AIFRS 2005 adjustments and non -core items (1)	(13)	10	(26)	large	-50%
Total New Zealand geography	461	370	384	25%	20%

(1)       Refer footnote 1 on page 51

March 2006 half year compared to September 2005 half year

Profit after tax increased by 25% in NZD terms. After adjusting for the impact of non-core items and AIFRS 2005 adjustments (refer pages 13 to 15), profit after tax increased 32% (NZD114 million) impacted by a NZD92 million (NZD62 million after tax) reduction in the Provision for credit impairment charge. Profit before provisions increased 14% after adjusting for the impact of AIFRS 2005 adjustments and non-core items.

Key influences on cash profit include:

•                  Net interest income increased NZD50 million including an additional NZD39 million resulting from the replacement of intercompany debt with preference share capital as a result of amendments to thin capitalisation rules.

Lending volumes increased 6% in NZD terms with growth in New Zealand Businesses (7%) and Institutional (9%) offsetting reductions in UDC (-5%) and non-continuing business (-64%). Customer deposit volumes increased 5% in New Zealand businesses in NZD terms. Net interest margins declined 4 basis points despite a 9 basis point (approximately $40 million) benefit from the additional capital. After adjusting for this, the 13 basis point reduction was as a result of the migration of customers from variable to fixed rate loans, higher funding costs from growth in wholesale debt and lower margin deposits, and margin reductions in Rural and UDC.

•                  Fee income was flat with a 3% increase in New Zealand Businesses, offset by lower fees in Institutional with reduced activity in structured leasing, and in non-continuing businesses.

•                  Other operating income was NZD39 million higher, largely due to the strong result in the markets business in Institutional. This was partly offset by a NZD10 million reduction in UDC, reflecting a one-off benefit (NZD7 million) in the September half’s result from an accounting policy change.

•                  Operating expenses were flat. The cost of the settlement with the Commerce Commission action over disclosure of optional issuer fees (NZD10 million), salary increases and a small increase in numbers of front-line staff were offset by a 6% reduction in the number of support staff and tight control over discretionary spend.

•                  Provision for credit impairment reduced by NZD92 million. The collective provision reduced NZD31 million, with increased lending volumes being offset by a lower provision for oil price risk, and an improved credit risk profile (an increased proportion of low risk residential and rural lending). The individual provision charge reduced by NZD61 million largely as a result of provisioning for two isolated corporate accounts and exposures to the apple and pear export industry in the September half. Net impaired loans reduced NZD4 million as a result of the generally benign credit conditions.

March 2006 half year compared to March 2005 half year

Profit after tax increased by 20% in NZD terms. After adjusting for the impact of AIFRS 2005 adjustments and non-core items (refer pages 13 to 15), cash profit increased 16% (NZD65 million) impacted by a NZD24 million after tax reduction in the Provision for credit impairment charge. Profit before provisions increased 12% after adjusting for the impact of non-core items. The following explanations exclude the impact of non-core items

•                  Net interest income increased 7% including 3% as a result of the replacement of intercompany debt with capital as discussed above. Lending volumes increased 13% in NZD terms. Net interest margins have reduced 18 basis points, reflecting the impact of competition, in particular the ‘mortgage price war’ in the March 2005 half, product switching from variable rate to fixed rate loans, and a change in funding mix to more expensive deposit and wholesale products.

•      Other operating income increased 68% largely due to the strong result in the markets business in Institutional.

•      Operating expenses increased 9% with salary increases, an increase in front line staff, and the cost of the Commerce Commission settlement (NZD10 million), partly offset by reduced support staff.

•                  Provision for credit impairment reduced NZD36 million. The individual provision charge reduced as a result of provisioning for a number of isolated corporate accounts in the March 2005 half, and recoveries of previously provisioned corporate accounts received in the current half. The collective provision charge reduced as a result of a lower provision for oil price risk and an improved credit risk profile, with lending growth mainly in lower risk residential mortgages.

Asia Pacific

Bob Edgar

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Net interest income	143	124	107	15%	34%
Fee income	61	58	49	5%	24%
Other operating income	84	87	79	-3%	6%
Operating income	288	269	235	7%	23%
Operating expenses	(137)	(125)	(114)	10%	20%
Profit before credit impairment and income tax	151	144	121	5%	25%
Provision for credit impairment	(7)	(12)	(12)	-42%	-42%
Profit before income tax	144	132	109	9%	32%
Income tax expense	(33)	(29)	(20)	14%	65%
Minority interest	(1)	—	(2)	n/a	-50%
Cash profit(1)	110	103	87	7%	26%
Non-core items(1) and AIFRS 2005 adjustments	—	(2)	(3)	-100%	-100%
Net profit attributable to shareholders of the Company	110	101	84	9%	31%
Operating expenses(1) to operating income	47.6%	45.9%	48.3%
Core operating expenses(1) to operating income(1)	47.6%	46.1%	48.5%
Individual provision charge	(2)	(9)	(15)	-78%	-87%
Net impaired loans	8	27	21	-70%	-62%
Total employees	2,456	2,432	2,275	1%	8%

(1)       ANZ has reduced the September 2005 profit after tax by $2 million (Mar 2005: $3 million) to bring the result for that period to an AIFRS basis that is fully comparable with March 2006 figures (refer pages 13 to 15) allowing readers to see the impact on 2005 results for accounting standards that have only been applied from 1 October 2005. No adjustment has been made to retrospectively designate derivatives hedging the Group’s funding on the basis of impracticability

March 2006 half year compared to September 2005 half year

Profit after tax increased 9%. After adjusting for AIFRS 2005 adjustments (refer pages 13 to 15) profit after tax increased by 7%. The depreciation of the AUD increased profit growth by 2% ($2 million).

After adjusting for non-core items and exchange rate movements:

•                  Net interest increased 13% driven by improved Treasury performance in Singapore and growth in lending and deposit volumes. Growth in lending was particularly strong in Fiji, Samoa and PNG with significant deposit growth achieved in Asia Markets.

•                  Fee income increased 3% due to higher Cards volumes in Indonesia.

•                  Other external operating income reduced 3% largely as a result of reduced equity accounted earnings in PT Panin Bank ($4 million). Foreign exchange revenue was flat with the strong September 2005 half.

•                  Operating expenses increased 8% as a result of costs associated with building partner relationships in China and Vietnam, the first full half of operating costs in Cambodia and new product specialists in Asia and additional customer facing staff in the Pacific.

•                  Provision for credit impairment reduced by $5 million. The individual provision charge reduced largely as a result of the write-back of provisioning on accounts in Fiji and Singapore.

•                  Income tax expense increase reflects increased profit.

March 2006 half year compared to March 2005 half year

Profit after tax increased 31%. After adjusting for the impact of non-core items: profit increased 26%; operating income increased 23% with strong lending and deposit volume growth, higher Treasury earnings in Singapore, improved foreign exchange earnings and increased fee income. These were offset by lower equity accounted earnings from PT Panin Bank; operating expenses increased by 20% as investments were made to progress partnerships in Cambodia, China and Vietnam, together with the addition of specialist product skills in Asia and additional customer facing staff in the Pacific. The impact of exchange rate movements increased profits by 2%.

Other

Includes:
• United Kingdom	• United States
• Europe	• Middle East and South Asia
(including Bangalore)

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Net interest income	69	115	129	-40%	-47%
Fee income	22	21	31	5%	-29%
Other operating income	64	38	22	68%	large
Operating income	155	174	182	-11%	-15%
Operating expenses	(54)	(55)	(62)	-2%	-13%
Profit before credit impairment and income tax	101	119	120	-15%	-16%
Provision for credit impairment	15	41	14	-63%	7%
Profit before income tax	116	160	134	-28%	-13%
Income tax expense	(37)	(51)	(42)	-27%	-12%
Cash profit(1)	79	109	92	-28%	-14%
Non-core items and AIFRS 2005 adjustments	4	(35)	(19)	large	large
Net profit attributable to shareholders of the Company	83	74	73	12%	14%
Operating expenses to operating income	34.0%	32.2%	35.2%
Core operating expenses(1) to operating income (1)	35.0%	31.6%	34.6%
Individual provision (charge) credit	4	32	(5)	-88%	large
Net impaired loans	6	46	43	-87%	-86%
Total employees	1,082	986	913	10%	19%

(1)       ANZ has reduced the September 2005 profit after tax by $35 million (Mar 2005: $19 million decrease) to bring the result for that period to an AIFRS basis that is fully comparable with March 2006 figures (refer pages 13 to 15) allowing readers to see the impact on 2005 results for accounting standards that have only been applied from 1 October 2005. No adjustment has been made to retrospectively designate derivatives hedging the Group’s funding on the basis of impracticability

In the March 2006 half ANZ has classified $4 million after tax profit (Sep 2005: $nil; Mar 2005 $nil) on derivatives entered into to manage interest rate and foreign exchange risk on funding instruments, not designated as accounting hedges, ineffective portions of cash flow hedges, profit or loss on disposal of investment securities, and fair value movement in bonds and notes designated at fair value as a non-core item. ANZ excludes volatility associated with fair value movements on these transactions to provide a better indication of the core business performance (tax on Fair value hedge gains/losses $2 million (Sep 2005: $nil; Mar 2005: $nil)

March 2006 half year compared to September 2005 half year

Profit after tax increased 12%. Cash profit reduced 28%. The impact of exchange rates was immaterial. Significant influences on the core result were:

•                  Net interest income decreased 40% mainly due to reduced earnings on capital following a change in the New Zealand funding structure resulting in repayment of intragroup debt and a reduction in the non-continuing business.

•      Fee income increased 5%. Increases in lending fees in Corporate and Structured Financing and Trade and Transaction Services were offset by a reduction of $5 million in other fees.

•                  Other operating income increased $26 million due largely to the profit on the sale of a power asset in the US and the settlement of warranties on the sale of the London headquartered project and structured finance business.

•      Operating expenses decreased 2%. The rise in staff numbers is attributable to increases in technology staff in India, however these costs were charged to other businesses.

•                  The credit in Provision for credit impairment is due to the reduction in assets following the sale of the project and structured finance business and debt recoveries. The credit in the individual provisions charge reduced as a result of lower recoveries in the March 2006 half year. Net impaired loans reduced due to the realisation of a power exposure in the US.

March 2006 half year compared to March 2005 half year

Profit after tax increased 14%. Cash profit decreased 14%. Core operating income decreased by 15% due largely to reduced earnings on capital, and lower asset volumes following the sale of the project and structured finance business offset by profit on the sale of a power asset in the US and the settlement of sale warranties. Operating expenses decreased 13% due to a reduction in personnel costs following the sale of the project and structured finance business. The credit to individual provisions is due to the recovery of bad debts previously provided for. Net impaired loans have reduced due to the sale of a power asset in the US.

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FOUR YEAR SUMMARY BY HALF YEAR

Previous AGAAP1
Mar 06	Sep 05	Mar 05	Sep 04	Mar 04	Sep 03	Mar 03	Sep 02
$ M	$ M	$ M	$ M	$ M	$ M	$ M	$ M
Income Statement
Net interest income	3,368	3,231	3,140	2,745	2,507	2,171	2,140	2,053
Other operating income	1,563	1,528	1,407	1,694	1,573	1,456	1,352	1,387
Operating expense	(2,259)	(2,213)	(2,127)	(2,103)	(1,902)	(1,626)	(1,602)	(1,575)
Provision for credit impairment	(224)	(325)	(240)	(319)	(313)	(311)	(303)	(309)
Profit before income tax	2,448	2,221	2,180	2,017	1,865	1,690	1,587	1,556
Income tax expense	(716)	(636)	(611)	(597)	(550)	(482)	(444)	(453)
Minority interest	(1)	(2)	(1)	(1)	(3)	(1)	(2)	(1)
Cash profit(2)	1,731	1,583	1,568	1,419	1,312	1,207	1,141	1,102
Non-core items(2)	80	37	(13)	84	170
Net profit attributable to shareholders of the Company	1,811	1,620	1,555	1,419	1,396	1,207	1,141	1,272
Balance Sheet
Assets	319,363	298,104	282,784	259,345	247,288	195,591	190,518	183,105
Net assets	18,796	19,538	18,927	17,925	16,748	13,787	12,485	11,465
Ratios
Return on average ordinary equity(3)	20.9%	18.3%	18.3%	17.3%	19.1%	20.9%	20.3%	24.8%
Return on average assets	1.2%	1.1%	1.1%	1.1%	1.2%	1.2%	1.2%	1.4%
Tier 1 capital ratio	6.8%	6.9%	7.0%	6.9%	7.0%	7.7%	7.7%	7.9%
Operating expenses(4) to operating income	44.0%	47.1%	47.0%	45.8%	43.9%	44.6%	45.6%	43.3%
Core operating expenses(4) to operating income	45.8%	46.5%	46.8%	45.5%	45.1%	44.6%	45.6%	45.5%
Shareholder value - ordinary shares
Total return to shareholders
(share price movement plus dividends)	13.2%	19.2%	11.3%	3.0%	13.6%	2.5%	4.1%	1.4%
Market capitalisation	48,461	43,834	37,584	34,586	34,284	27,314	27,135	26,544
Dividend	56 cents	59 cents	51 cents	54 cents	47 cents	51 cents	44 cents	46 cents
Franked portion	100%	100%	100%	100%	100%	100%	100%	100%
Share price(5)
- high	$26.70	$24.45	$22.02	$19.44	$19.40	$18.45	$18.19	$19.70
- low	$22.70	$20.53	$19.02	$17.45	$15.94	$16.66	$15.01	$16.18
- closing	$26.50	$24.00	$20.62	$19.02	$18.96	$17.17	$17.15	$16.88
Share information (per fully paid
ordinary share)
Earnings per share - basic(5)	98.4	86.3	83.2	76.4	c	76.8	c	73.3	c	69.1	c	77.7	c
Dividend payout ratio	56.9%	68.4%	61.3%	71.0%	63.8%	67.0%	61.3%	57.0%
Net tangible assets	$8.00	$7.77	$7.38	$7.51	$6.94	$7.49	$7.32	$6.58
Number of fully paid ordinary shares on issue (millions)	1,828.7	1,826.4	1,822.7	1,818.4	1,808.2	1,521.7	1,513.4	1,503.9
Other information
Permanent employees (FTE)	29,617	29,471	28,388	27,383	26,585	21,586	21,218	21,380
Temporary employees (FTE)	1,446	1,505	1,444	1,372	1,386	1,551	1,265	1,102
Total employees	31,063	30,976	29,832	28,755	27,971	23,137	22,483	22,482
Number of shareholders(6)	273,503	263,467	255,655	252,072	245,173	223,545	210,512	198,716

(1)       An explanation of the differences between accounting under current AGAAP (AIFRS) as opposed to “previous AGAAP” is set out on pages 13 to 15

(2)       ANZ has reduced the September 2005 profit after tax by $46 million (Mar 2005: $15 million increase) to bring the result for that period to an AIFRS basis that is fully comparable with March 2006 figures (refer page 6), allowing readers to see the impact on 2005 results of accounting standards that have only been applied from 1 October 2005. No adjustment has been made to retrospectively designate derivatives hedging the Group’s funding on the basis of impracticability. In the March 2006 half ANZ has classified the $113 million ($79 million after tax) settlement of the NHB insurance matter and the $14 million after tax settlement of warranty claims on Lloyds TSB plc (tax on warranty settlement: $nil) as significant items. In the September 2005 half ANZ classified $14 million after tax profit on the sale of NBNZ life and funds management businesses as a significant item (tax on gain on sale of NBNZ life and funds management businesses: $nil). ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 13). In the March 2006 half ANZ has classified $13 million after tax profit (Sep 2005: $12 million; Mar 2005 $19 million) on derivatives entered into to manage interest rate and foreign exchange risk on funding instruments, not designated as accounting hedges, ineffective portions of cash flow hedges, profit or loss on disposal of investment securities, and fair value movement in bonds and notes designated at fair value as a non-core item. ANZ excludes volatility associated with fair value movements on these transactions to provide a better indication of the core business performance (tax on hedge gains/losses $5 million (Sep 2005: $4 million; Mar 2005: $8 million)). In the March 2006 half ANZ has incurred $26 million after tax ANZ National Bank incremental integration costs (Sep 2005 half: $35 million; Mar 2005 half: $17 million). Tax on ANZ National Bank incremental integration costs is $13 million (Sep 2005: $18 million; Mar 2005: $8 million). ANZ National Bank incremental integration costs are excluded to better reflect the core cost base and assist analysis of the cost base following completion of the integration (refer page 13)

(3)       Average ordinary shareholders’ equity excludes minority interest

(4)       Operating expenses excludes goodwill amortisation of $nil (Sep 2005: $nil; Mar 2005: $nil; Sep 2004: $83 million; Mar 2004: $63 million; Sep 2003: $9 million; Mar 2003: $9 million; Sep 2002: $10 million). Under AIFRS goodwill is not amortised and therefore was not recognised from the March 2005 period onwards

(5)       September 2003 and prior periods adjusted for the bonus element of the rights issue

(6)       Excludes employees whose only ANZ shares are held in trust under ANZ employee share schemes

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Australia and New Zealand Banking Group Limited

CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AND OTHER DISCLOSURES

Half year ended

31 March 2006

CONSOLIDATED FINANCIAL STATEMENTS - TABLE OF CONTENTS

DIRECTORS’ REPORT

The directors present their report on the consolidated financial report for the half year ended 31 March 2006.

Directors

The names of the directors of the Company who held office during and since the end of the half year are:

Mr CB Goode, AC - Chairman	Director since 24 July 1991, Chairman since 24 August 1995
Mr J McFarlane - Chief Executive Officer	CEO and director since 1 October 1997
Dr GJ Clark	Director since 1 February 2004
Dr RS Deane	Director since 28 September 1994
Mr JK Ellis	Director since 1 October 1995
Mr DM Gonski, AO	Director since 7 February 2002
Ms MA Jackson, AC	Director since 22 March 1994
Mr DE Meiklejohn	Director since 1 October 2004
Mr JP Morschel	Director since 1 October 2004

Result

The consolidated profit attributable to shareholders of the Company was $1,811 million. Further details are contained in the Chief Financial Officer’s Review and Business Performance Review on pages 11 to 49 and in the financial report.

Review of operations

A review of the operations of the consolidated entity during the half year and the results of those operations are contained in the Chief Financial Officer’s Review and Business Performance Review on pages 11 to 49.

Lead auditor’s independence statement

The lead auditor’s independence statement given pursuant to ASIC Class Order 05/910 is set out on page 117 and forms part of the Directors’ Report for the half year ended 31 March 2006.

Rounding of amounts

The Company is a company of the kind referred to in the Australian Securities and Investments Commission class order 98/100 dated 10 July 1998 pursuant to section 341(1) of the Corporations Act 2001 (as amended). Consequently, amounts in this report and the accompanying financial report have been rounded to the nearest million dollars except where otherwise indicated.

Signed in accordance with a resolution of the directors.

/s/ Charles Goode	/s/ John McFarlane
Charles Goode	John McFarlane
Chairman	Director

27 April 2006

CONSOLIDATED CONDENSED INCOME STATEMENT

		Half	Half	Half	Movt	Movt
		year	year	year	Mar 06	Mar 06
	Note	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
		$ M	$ M	$ M	%	%
Total income	2	12,372	11,160	10,137	11%	22%
Interest income		10,777	9,299	8,420	16%	28%
Interest expense		(7,409)	(6,346)	(5,555)	17%	33%
Net interest income	2	3,368	2,953	2,865	14%	18%
Other operating income	2	1,595	1,861	1,717	-14%	-7%
Operating income		4,963	4,814	4,582	3%	8%
Operating expenses	3	(2,185)	(2,266)	(2,152)	-4%	2%
Profit before credit impairment and income tax		2,778	2,548	2,430	9%	14%
Provision for credit impairment	10	(224)	(296)	(284)	-24%	-21%
Profit before income tax		2,554	2,252	2,146	13%	19%
Income tax expense		(742)	(630)	(590)	18%	26%
Profit for the period	4	1,812	1,622	1,556	12%	16%
Net profit attributable to minority interest		(1)	(2)	(1)	-50%	0%
Net profit attributable to shareholders of the Company		1,811	1,620	1,555	12%	16%

Earnings per ordinary share (cents)
Basic	6	98.4	86.3	83.2	14%	18%
Diluted	6	96.1	84.3	80.6	14%	19%
Dividend per ordinary share (cents)	5	56	59	51	-5%	10%
Net tangible assets per ordinary share ($)		8.00	7.77	7.38	3%	8%

The notes appearing on pages 68 to 115 form an integral part of these financial statements

CONSOLIDATED CONDENSED BALANCE SHEET

					Movt	Movt
		As at	As at	As at	Mar 06	Mar 06
	Note	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
		$ M	$ M	$ M	%	%
Assets
Liquid assets		13,870	11,601	8,856	20%	57%
Due from other financial institutions		8,336	6,348	6,428	31%	30%
Trading securities(1)		8,721	6,285	6,108	39%	43%
Derivative financial instruments	7	7,485	3,730	4,002	large	87%
Available for sale assets(2)		13,287	10,042	9,586	32%	39%
Net loans and advances	8	241,546	232,490	220,394	4%	10%
Customers’ liability for acceptances		13,692	13,449	12,922	2%	6%
Regulatory deposits		214	159	143	35%	50%
Interests in associates and joint venture entities		1,912	1,926	1,796	-1%	6%
Deferred tax assets		1,460	1,389	1,283	5%	14%
Goodwill and other intangible assets(3)		3,269	3,454	3,608	-5%	-9%
Other assets(4),(5)		4,510	6,177	6,583	-27%	-31%
Premises and equipment		1,061	1,054	1,075	1%	-1%
Total assets		319,363	298,104	282,784	7%	13%
Liabilities
Due to other financial institutions		13,345	12,027	10,056	11%	33%
Deposits and other borrowings		196,850	190,322	185,177	3%	6%
Derivative financial instruments	7	6,134	4,225	4,987	45%	23%
Liability for acceptances		13,692	13,449	12,922	2%	6%
Income tax liabilities		1,897	1,801	1,705	5%	11%
Payables and other liabilities(5)		9,697	7,618	7,703	27%	26%
Provisions		908	914	865	-1%	5%
Bonds and notes		46,923	39,073	32,321	20%	45%
Loan capital(6)	11	11,121	9,137	8,121	22%	37%
Total liabilities		300,567	278,566	263,857	8%	14%
Net assets		18,796	19,538	18,927	-4%	-1%
Shareholders’ equity
Ordinary share capital	12,13	8,068	8,053	7,982	0%	1%
Preference share capital	12,13	871	1,858	1,858	-53%	-53%
Reserves	13	(156)	(46)	102	large	large
Retained profits		9,979	9,646	8,967	3%	11%
Share capital and reserves attributable to shareholders of the Company		18,762	19,511	18,909	-4%	-1%
Minority interest		34	27	18	26%	89%
Total shareholders’ equity		18,796	19,538	18,927	-4%	-1%
Contingent liabilities and contingent assets	18

(1)       Includes bills held in portfolio $1,167 million (Sep 2005: $1,182 million; Mar 2005: $1,395 million)

(2)       In 2005 available for sale assets were reported as investment securities

(3)       Excludes notional goodwill in equity accounted entities

(4)       Includes interest revenue receivable $1,468 million (Sep 2005: $1,443 million; Mar 2005: $1,522 million)

(5)       Other assets includes life insurance assets of $nil (Sep 2005: $nil; Mar 2005: $50 million). Payables and other liabilities includes policy holder liabilities of $nil (Sep 2005: $nil; Mar 2005: $31 million)

(6)       Includes $1,536 million (Sep 2005: $1,443 million; Mar 2005: $1,425 million) hybrid loan capital that qualifies for Tier 1 capital as defined by the Australian Prudential Regulation Authority

The notes appearing on pages 68 to 115 form an integral part of these financial statements

CONSOLIDATED CONDENSED STATEMENT OF RECOGNISED INCOME AND EXPENSE

				Movt	Movt
	Half	Half	Half	Mar 06	Mar 06
	year	year	year	v. Sep	v. Mar
	Mar 06	Sep 05	Mar 05	05	05
	$M	$M	$M	%	%
Items recognised directly in equity
Revaluation of investments in controlled entities	—	—	—	n/a	n/a
Currency translation adjustments Exchange differences taken to equity	(305)	(159)	(284)	92%	7%
Transferred to income statement on sale	—	—	—	n/a	n/a
Available-for-sale assets
Valuation gain (loss) taken to equity	22	—	—	n/a	n/a
Cumulative gain (loss) transferred to the income statement on sale	—	—	—	n/a	n/a
Cash flow hedges
Valuation gain (loss) taken to equity	31	—	—	n/a	n/a
Transferred to income statement for the period	(14)	—	—	n/a	n/a
Actuarial gain (loss) on defined benefit plans	34	27	8	26%	large
Income tax recognised directly in equity	(16)	(9)	(1)	78%	large
Net loss recognised directly in equity	(248)	(141)	(277)	76%	-10%
Profit for the period	1,811	1,620	1,555	12%	16%
Total recognised income and expense for the period	1,563	1,479	1,278	6%	22%
Total recognised income and expense attributable to minority interest	1	2	1	-50%	0%
Total recognised income and expense attributable to shareholders of the company	1,564	1,481	1,279	6%	22%

The notes appearing on pages 68 to 115 form an integral part of these financial statements

CONSOLIDATED CONDENSED CASH FLOW STATEMENT

		Half	Half	Half
		year	year	year
		Mar 06	Sep 05	Mar 05
		Inflows	Inflows	Inflows
	Note	(Outflows)	(Outflows)	(Outflows)
		$M	$M	$M
Cash flows from operating activities
Interest received		11,179	9,169	8,699
Dividends received		49	106	38
Fee income received		1,016	1,360	943
Other income received		581	861	152
Interest paid		(7,299)	(6,003)	(5,411)
Personnel expenses paid		(1,383)	(1,285)	(1,213)
Premises expenses paid		(188)	(186)	(181)
Other operating expenses paid		(1,244)	(1,094)	(1,050)
Recovery from NHB litigation		87	—	—
Income taxes paid
Australia		(539)	(294)	(278)
Overseas		(82)	(305)	(195)
Net Goods and Services Tax received (paid)		(5)	24	(6)
(Increase) decrease in operating assets:
Liquid assets - greater than three months		(1,798)	(358)	(370)
Due from other financial institutions		806	(358)	(13)
Trading securities		881	(183)	(638)
Regulatory deposits		(47)	(19)	24
Loans and advances		(16,502)	(13,365)	(15,423)
Increase (decrease) in operating liabilities
Deposits and other borrowings		8,729	5,802	14,054
Due to other financial institutions		1,159	2,080	2,892
Payables and other liabilities		119	(652)	(687)
Net cash provided by operating activities	19	(4,481)	(4,700)	1,337
Cash flows from investing activities
Net decrease (increase):
Shares in controlled entities and associates		(62)	(86)	243
Available for sale assets
Purchases		(7,657)	(7,603)	(9,585)
Proceeds from sale or maturity		8,217	7,394	10,462
Controlled entities and associates
Purchased (net of cash acquired)		—	(149)	—
Proceeds from sale (net of cash disposed)		—	144	—
Premises and equipment
Purchases		(153)	(170)	(155)
Proceeds from sale		2	81	5
Other		86	255	(1,975)
Net cash (used in) investing activities		433	(134)	(1,005)
Cash flows from financing activities
Net (decrease) increase
Bonds and notes
Issue proceeds		9,924	9,649	8,319
Redemptions		(4,139)	(2,396)	(2,629)
Loan capital
Issue proceeds		609	1,225	—
Redemptions		—	(93)	—
Decrease in minority interests		2	8	—
Dividends paid		(989)	(884)	(924)
Share capital issues		75	58	62
Share capital buyback		(146)	(87)	(117)
Euro Hybrid preference share issue		—	—	875
Euro Hybrid issues costs		—	—	(4)
Net cash provided by financing activities		5,336	7,480	5,582
Net cash (used in) provided by operating activities		(4,481)	(4,700)	1,337
Net cash (used in) investing activities		433	(134)	(1,005)
Net cash provided by financing activities		5,336	7,480	5,582
Net (decrease)increase in cash and cash equivalents		1,288	2,646	5,914
Cash and cash equivalents at beginning of period		13,702	11,696	7,854
Foreign currency translation on opening balances		1,855	(640)	(2,072)
Cash and cash equivalents at end of period	19	16,845	13,702	11,696

The notes appearing on pages 68 to 115 form an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS

1.                                                              Significant Accounting policies

(i)                                    Basis of preparation

These consolidated financial statements comprise a general purpose financial report and:

•                  should be read in conjunction with the ANZ Financial Report and the ANZ Concise Annual Report for the year ended 30 September 2005 and any public announcements made by the Parent entity and its controlled entities (the Group) for the half year ended 31 March 2006 in accordance with the continuous disclosure obligations under the Corporations Act 2001 (as amended) and the ASX Listing Rules

•                  are presented in Australian dollars in accordance with class order 98/100 dated 10 July 1998 (millions, except where stated otherwise)

•                  comply with the accounts provisions of the Banking Act 1959, applicable Australian Accounting Standards, the Corporations Act 2001 (as amended), the Corporations Regulations 2001 and other authoritative pronouncements of the Australian Accounting Standards Board (AASB)

•                  are condensed financial statements as defined in AASB 134: ‘Interim Financial Reporting’. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34: ‘Interim Financial Reporting’. This report does not include all notes of the type normally included in the annual financial report

•                  have been prepared in accordance with the historical cost convention except that the following assets and liabilities are stated at their fair value: derivative financial instruments including the fair value of any applicable underlying exposure, assets treated as available-for-sale, financial instruments held for trading, term funding instruments including specific bonds and notes, and defined benefit plans assets and liabilities.

The preparation of the financial report requires the use of management judgement, estimates and assumptions that affect reported amounts and the application of policies. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable. Actual results may differ from these estimates. Such estimates may require review in future periods.

International Financial Reporting Standards (IFRS) form the basis of Australian Accounting Standards issued by the AASB, being Australian equivalents to IFRS (AIFRS). The Group revised its accounting policies on 1 October 2005 to enable the preparation of financial statements that comply with AIFRS. This is the Group’s first financial report prepared in accordance with AIFRS and AASB 1: ‘First-time Adoption of Australian Equivalents to International Financial Reporting Standards’ has been applied. An explanation of how the transition from superseded policies to AIFRS has impacted the Group’s reported financial position, financial performance and cash flow, is set out in Note 24.

The accounting policies have been consistently applied by all consolidated entities and to all periods presented in the consolidated financial report and the opening AIFRS balance sheet as at 1 October 2004, except for those policies relating to Standards for which comparatives are not restated, as permitted under the first time adoption transitional provisions. The Standards are AASB 132: ‘Financial Instruments: Presentation and Disclosure’, AASB 139: ‘Financial Instruments: Recognition and Measurement’, and AASB 4: ‘Insurance Contracts’.

The Group’s key accounting policies that have been amended by the adoption of AIFRS follow.

(ii)                                Consolidation

The financial statements consolidate the financial statements of Australia and New Zealand Banking Group Limited (the Company) and all its subsidiaries where it is determined that there is a capacity to control. Control means the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

On adoption of AIFRS certain special purpose entities in which the Group holds less than a majority of voting rights, were deemed to be controlled entities where:

•                  in substance, the majority of the risks and rewards from their activities accrue to the Group; or

•                  in substance, the Group controls their decision making powers so as to obtain the majority of the risks and rewards from their activities.

(iii)                            Interest income and interest expense

Interest income and interest expense are recognised in the income statement as they accrue using the effective interest method.

Fee income and directly related transaction costs relating to loan origination, financing or restructurings are now deferred and amortised to interest income over the expected life of the loan using the effective interest method.

Loan commitment fees, together with related direct costs, are deferred and recognised as an adjustment to the interest yield on the loan once drawn or immediately to the income statement for expired commitments.

Fees and commissions payable to brokers in respect of originating lending business, where these are incremental costs directly related to the issue of a financial instrument, are included in interest income as part of the effective interest rate.

(iv)                               Fee and commission income

Unless included in the effective interest calculation (refer 1(iii)), fees and commissions are brought to account on an accrual basis.

Fees and commissions that relate to the execution of a significant act (for example, advisory services, placement fees and underwriting fees) are recognised when the significant act has been completed.

Fees charged for providing ongoing services that represent the recoupment of the costs of providing service (for example, maintaining and administering existing facilities) are recognised as income over the period the service is provided.

(v)                                   Offsetting of income and expenses

Income and expenses are not offset unless required or permitted by an accounting standard. At the Group level, this generally arises in the following circumstances:

•                  where transaction costs, which are an integral part of the effective interest rate of a financial instrument measured at amortised cost, are offset against the interest income generated by the financial instrument

•                  where gains and losses relating to fair value hedges are assessed as being effective

•                  where gains and losses from a group of similar transactions are reported on a net basis, such as foreign exchange gains and losses, or

•                  where amounts are collected on behalf of third parties, where the Group is acting as an agent.

(vi)                               Cash receipts on impaired loans

Cash receipts on impaired loans are applied as a reduction to principal.

(vii)                           Derivative financial instruments

Derivative financial instruments are contracts whose value is derived from one or more underlying financial instruments or indices.

Derivative financial instruments including swaps, forward rate agreements, futures, options and combinations of these instruments are entered into by the Group for trading purposes, including customer-related reasons, or for hedging purposes where the derivative instruments are used to hedge the Group’s exposures to interest rate risk, currency risk, price risk, credit risk and other exposures relating to non-trading positions.

Derivative financial instruments are recognised initially at fair value with gains or losses from subsequent remeasurement at fair value being recognised in the income statement. Where the derivative is designated and effective as a hedging instrument, the timing of the recognition of any resultant gain or loss in the income statement is dependent on the hedging designation. These hedging designations and associated accounting treatments are as follows:

•                  Fair value hedge

Where the Group hedges the fair value of a recognised asset or liability or firm commitment, changes in the fair value of derivatives designated as a fair value hedge are recognised in the income statement. Changes in the fair value of the hedged item attributable to the hedged risk are reflected as adjustments to the carrying value of the hedged items, which are also recognised in the income statement.

Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. The resulting adjustment to the carrying amount of the hedged item arising from the hedged risk is amortised to the income statement over the period to maturity.

If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

•                  Cash flow hedge

The Group designates derivatives as cash flow hedges where the instrument hedges the variability in cash flows of a recognised asset or liability, a foreign exchange component of a firm commitment or a highly probable forecast transaction. The effective portion of changes in the fair value of derivatives qualifying and designated as cash flow hedges is deferred to the cash flow hedging reserve which forms part of shareholders’ equity. Any ineffective portion is recognised immediately in the income statement. Amounts deferred in equity are recognised in the income statement in the period during which the hedged forecast transactions take place.

When the hedge expires, is sold, terminated, exercised, or no longer qualifies for hedge accounting, the cumulative amount deferred in equity remains in the cash flow hedging reserve, and is subsequently transferred to the income statement when the hedged item is recognised in the income statement.

When a forecast transaction is no longer expected to occur, the amount deferred in equity is recognised immediately in the income statement.

•                  Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. The gain or loss from remeasuring the fair value of the hedging instrument relating to the effective portion of the hedge is deferred in equity and the ineffective portion is recognised immediately in the income statement. Amounts deferred in the foreign currency translation reserve are recognised in the income statement when the foreign operation is disposed of.

All gains and losses from changes in the fair value of derivatives, that are not designated in a hedging relationship but are entered into to manage the interest rate and foreign exchange risk of funding instruments, are recognised in the income statement. The component of the fair value change in the derivative and which relates to current period realised and unrealised interest, is included in net interest income. The remainder of the fair value movement is included in other income.

Embedded derivatives - Derivatives embedded in financial instruments or other host contracts are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contracts, and the host contracts are not measured at fair value. The embedded derivative is reported at fair value with changes in fair value immediately recognised in the income statement.

(viii)                       Trading Securities and other financial assets at fair value through profit or loss

Trading securities and other financial instruments acquired principally for the purpose of selling in the short-term or which are part of a portfolio which is managed for short-term gains are recognised in the balance sheet at their fair value. Additionally, this valuation basis is used as an alternative to hedge accounting for certain financial instruments. It is not used for illiquid instruments or those for which the demonstrated variability in the range of fair value estimates is other than low.

Changes in the fair value (gains or losses) of financial instruments are recognised in the income statement in the period in which they occur.

(ix)                              Available-for-sale assets

Available-for-sale assets comprise non-derivative financial assets which the Group designates as available-for-sale but which are not deemed to be held principally for trading purposes, and include equity investments, certain loans and advances and fixed term securities. They are initially recorded at fair value plus transaction costs. Subsequent gains or losses arising from changes in fair value are included as a separate component of equity, the ‘available-for-sale revaluation reserve’. When an available-for-sale asset is sold, the cumulative gain or loss relating to the asset is transferred from equity to the income statement.

Where there is objective evidence of impairment to an available-for-sale asset, the cumulative loss related to that asset is removed from equity and recognised in the income statement. If, in a subsequent period, the amount of an impairment loss relating to an available-for-sale debt instrument decreases and the decrease can be linked objectively to an event occurring after the impairment event, the loss is reversed through the income statement.

Premiums and discounts are included within the calculation of the fair value of the security. Interest and dividend income is accrued.

Financial assets previously disclosed as investment securities are now predominantly treated as available-for-sale securities.

(x)                                  Impairment of loans and advances

Loans and advances are regularly reviewed for impairment loss.

Credit impairment provisions are raised for exposures that are known to be impaired. Loans are impaired and impairment losses incurred if there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the loan and that loss event or events has had a reliably estimable impact on the estimated future cash flows of the individual loan or the collective portfolio of loans.

Impairment is assessed firstly for assets that are individually significant (or on a portfolio basis for small value loans), and then on a collective basis for those exposures not individually known to be impaired.

For those exposures that are assessed collectively, these are placed in pools of similar assets with similar risk characteristics. The required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

The estimated impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows discounted to their present value. As this discount unwinds during the period between recognition of impairment and recovery of the written down amount, it is recognised in net interest income. The process of estimating the amount and timing of cash flows involves considerable management judgement. These judgements are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

The provision for impairment loss (individual and collective), referred to as “Provision for credit impairment”, is deducted from loans and advances in the balance sheet and the movement in the provision for the reporting period is reflected in the income statement. When a loan is uncollectible, it is written-off against the related provision for loan impairment. Subsequent recoveries of amounts previously written off are taken to the income statement.

Where impairment losses recognised in previous periods are subsequently decreased or no longer exist, such impairments are reversed in the income statement.

(xi)                              Goodwill and other intangible assets

•                  Goodwill

Goodwill, representing the excess of the purchase consideration over the fair value of the identifiable net assets of a controlled entity at the date of gaining control, is recognised as an asset and not amortised, but tested for impairment annually and when the goodwill is impaired the difference is charged to the income statement. Any impairment of goodwill cannot be subsequently reversed.

•                  Other intangible assets

Other intangible assets comprise costs incurred in acquiring and building software and computer systems (“software”).

Software is amortised using the straight-line method over its expected useful life to the Group. The period of amortisation is between 3 and 5 years except for branch front-end applications where 7 years is used.

At each reporting date, software assets are reviewed for impairment. If any such indication exists, the recoverable amount of the assets are estimated and compared against the existing carrying value. Where the existing carrying value exceeds the recoverable amount, the difference is charged to the income statement.

Costs incurred in planning or evaluating software proposals, or in maintaining systems after implementation, are not capitalised.

(xii)                          Premises and equipment impairment assessment

At each reporting date, the carrying amounts of premises and equipment are reviewed for impairment. If any such indication exists, the recoverable amount of the assets are estimated and compared against the existing carrying value. Where the existing carrying value exceeds the recoverable amount, the difference is charged to the income statement. If it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs.

A previously recognised impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

(xiii)                      Employee benefits

The directors have elected under s334(5) of the Corporations Act 2001 to early adopt the December 2004 revision of Australian Accounting Standard AASB 119: ‘Employee Benefits’.

•                  Defined benefit superannuation schemes

The Group operates a number of defined benefit schemes. The liability and expense related to providing benefits to employees under each defined benefit scheme are calculated by independent actuaries. Initially, a defined benefit liability is recognised to the extent that the present value of the defined benefit obligation of each scheme, calculated using the Projected Unit Credit Method, is greater than the fair value of each scheme’s assets. Where this calculation results in a benefit to the Group, a defined benefit asset is recognised. In each subsequent reporting period, ongoing movements in the defined benefit liability or asset carrying value are treated as follows:

•                  net movement relating to the current period’s service cost, interest cost, expected return on scheme assets, past service costs and other costs (such as the effects of any curtailments and settlements), is recognised as an employee expense in the income statement

•                  movements relating to actuarial gains and losses are recognised directly in retained earnings

•                  contributions incurred are recognised directly against the net defined benefit position.

•      Share-based compensation

The Group has various equity settled share-based compensation plans. These are described in Note 49 of the 2005 annual financial report and largely comprise the Employee Share Acquisition Plan and the ANZ Share Option Plan.

ANZ ordinary shares

The fair value of ANZ ordinary shares granted under the Employee Share Acquisition Plan is measured at grant date, using the one-day volume weighted average market price of ANZ shares. The fair value is expensed immediately when shares vest immediately or on a straight-line basis where shares vest over the relevant vesting period. This is recognised as an employee compensation expense with a corresponding increase in equity.

Share options

The fair value of share options is measured at grant date, using an option pricing model. The fair value is expensed on a straight-line basis over the relevant vesting period. This is recognised as an employee compensation expense with a corresponding increase in the share options reserve. The option pricing model takes into account the exercise price of the option, the risk free interest rate, the expected volatility of ANZ ordinary share price and other factors. Market vesting conditions are taken into account in estimating the fair value.

Performance rights

From October 2005, ANZ has granted performance Rights to certain employees. A Performance Right is a right to acquire a share at nil cost to the employee, subject to satisfactorily meeting time and performance hurdles. Upon exercise, each Performance Right entitles the holder to one ordinary share in ANZ. The fair value of Performance Rights is determined at grant date using an option pricing model, taking into account market conditions. The fair value is expensed over the relevant vesting period. This is recognised as an employee expense with a corresponding increase in equity.

Other adjustments

The amount of expense recognised during the vesting period is adjusted for the number of shares, options or performance rights expected to vest. Non-market vesting conditions (eg service conditions) are taken into account, so that ultimately the expense recognised in the income statement reflects the number of shares or share options that actually vest.

(xiv)                         Offsetting of assets and liabilities

Assets and liabilities are offset and the net amount reported in the balance sheet only where:

•                  there is a current enforceable legal right to offset the asset and liability, and

•                  there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(xv)                             Income tax

•                  Income tax expense

Income tax on earnings for the period comprises current and deferred tax and is based on the applicable tax law in each jurisdiction. It is recognised in the income statement as tax expense, except when it relates to items credited directly to equity, in which case it is recorded in equity, or where it arises from the initial accounting for a business combination, in which case it is included in the determination of goodwill.

Current tax

Current tax is the expected tax payable on taxable income for the period, based on tax rates (and tax laws) which are enacted or substantively enacted by the reporting date, including any adjustment for tax payable in previous periods. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

•                  Deferred tax

Deferred tax is accounted for using the comprehensive tax balance sheet liability method. It is generated by temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for taxation purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the reporting date. The measurement reflects the tax consequences that would follow from the manner in which the Group, at the reporting date, recovers or settles the carrying amount of its assets and liabilities.

Deferred tax liabilities are recognised for all taxable temporary differences, other than those in relation to taxable temporary differences arising from goodwill. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in controlled entities, branches, associates and joint ventures, except where the Group is able to control the reversal of the temporary differences and it is probable that temporary differences will not reverse in the foreseeable future. Deferred tax assets associated with these interests are recognised only to the extent that it is probable that the temporary difference will reverse in the foreseeable future and there will be sufficient taxable profits against which to utilise the benefits of the temporary difference.

Deferred tax assets, including those related to the tax effects of income tax losses and credits available to be carried forward, are recognised only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences or unused tax losses and credits can be utilised.

•                  Offsetting

Current and deferred tax assets and liabilities are offset only to the extent that they relate to income taxes imposed by the same taxation authority and there is a legal right and intention to settle on a net basis and it is allowed under the tax law of the relevant jurisdiction.

(xvi)                         Change in accounting policy

In the current reporting period the Group has adopted AASB 132: ‘Financial Instruments: Presentation and Disclosure’, AASB 139: ‘Financial Instruments: Recognition and Measurement’ and AASB 4: ‘Insurance Contracts’. This change in accounting policy has been adopted in accordance with the transitional rules contained in AASB 1, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132, AASB 139 and AASB 4. The impact of this change in accounting policy in the current reporting period is detailed in Note 24.

2. Income

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Net interest income
Interest income	10,777	9,299	8,420	16%	28%
Interest expense	(7,409)	(6,346)	(5,555)	17%	33%
Net interest income	3,368	2,953	2,865	14%	18%

i) Fee and commission income
Lending fees(1)	215	535	508	-60%	-58%
Non-lending fees and commissions	939	931	869	1%	8%
Total fee and commission income	1,154	1,466	1,377	-21%	-16%
Fee and commission expense(2)	(125)	(115)	(117)	9%	7%
Net fee and commission income	1,029	1,351	1,260	-24%	-18%

ii) Other income
Foreign exchange earnings	227	233	222	-3%	2%
Net gains/(losses) from trading securities	17	40	(7)	-58%	large
Net gains/(losses) from trading derivatives	127	54	47	large	large
Other financial instruments(3)	18	—	—	n/a	n/a
Settlement of NBNZ warranty claims	14	—	—	n/a	n/a
Net profit before tax from the sale of NBNZ Life	—	14	—	-100%	n/a
Share of joint venture profit from ING Australia	57	69	80	-17%	-29%
Share of joint venture profit from ING (NZ)(4)	11	—	—	n/a	n/a
Share of associates profit (net of write-offs)	18	20	27	-10%	-33%
Private Equity and Infrastructure earnings(5)	10	5	17	100%	-41%
Other	67	75	71	-11%	-6%
Total other income	566	510	457	11%	24%
Total other operating income	1,595	1,861	1,717	-14%	-7%
Total income	12,372	11,160	10,137	11%	22%
Profit before income tax as a % of total income	20.64%	20.18%	21.17%

(1)       Lending fees in 2006 excludes fees included as part of the effective yield calculation

(2)       Comprises interchange fees paid

(3)       Includes any fair value movements (excluding realised and unrealised interest) on derivatives entered into to manage interest rate and foreign exchange risk on funding instruments, not designated as accounting hedges, ineffective portions of cash flow hedges, profit or loss on disposal of investment securities, and fair value movement in bonds and notes designated at fair value

(4)       A joint venture entity from 30 September 2005

(5)       Includes earnings from private equity and infrastructure portfolios. Includes share of associates’ profit $4 million (Sep 2005 half: $4 million; Mar 2005 half:

$1 million) not included in share of associates’ profit above

3. Operating expenses

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$ M	$ M	$ M	%	%
Personnel
Employee entitlements and taxes	106	103	87	3%	22%
Salaries and wages	872	832	793	5%	10%
Superannuation costs - defined benefit plans	4	9	7	-56%	-43%
Superannuation costs - defined contribution plans	80	72	71	11%	13%
Equity-settled share-based payments	38	39	41	-3%	-7%
Temporary staff	64	62	49	3%	31%
Other	199	192	171	4%	16%
Total personnel expenses	1,363	1,309	1,219	4%	12%
Premises
Depreciation and amortisation	16	14	13	14%	23%
Rent	113	108	105	5%	8%
Utilities and other outgoings	64	62	60	3%	7%
Other	13	16	16	-19%	-19%
Total premises expenses	206	200	194	3%	6%
Computer
Computer contractors	24	34	19	-29%	26%
Data communications	28	29	31	-3%	-10%
Depreciation and amortisation	104	120	115	-13%	-10%
Rentals and repairs	35	35	23	0%	52%
Software purchased	53	58	57	-9%	-7%
Other	20	19	18	5%	11%
Total computer expenses	264	295	263	-11%	0%
Other
Advertising and public relations	80	82	79	-2%	1%
Audit fees	3	4	3	-25%	0%
Depreciation of furniture and equipment	23	20	23	15%	0%
Freight and cartage	23	23	22	0%	5%
Non-lending losses, frauds and forgeries	36	22	40	64%	-10%
Settlement of NHB insurance claim	(113)	—	—	n/a	n/a
Postage and stationery	57	57	56	0%	2%
Professional fees	61	62	61	-2%	0%
Telephone	28	25	30	12%	-7%
Travel	65	69	55	-6%	18%
Other	61	76	77	-20%	-21%
Total other expenses	324	440	446	-26%	-27%
Restructuring	28	22	30	27%	-7%
Operating expenses1	2,185	2,266	2,152	-4%	2%

(1)       Includes ANZ National Bank incremental integration costs $39 million (Sep 2005 half: $53 million; Mar 2005 half: $25 million) refer page 13

4. Income tax expense

				Movt	Movt
	Half	Half	Half	Mar 06	Mar 06
	year	year	year	v. Sep	v. Mar
	Mar 06	Sep 05	Mar 05	05	05
	$ M	$ M	$ M	%	%
(a) Reconciliation of the prima facie income tax expense on pre-tax profit with the income tax expense charged in the Income Statement
Operating profit before income tax	2,554	2,252	2,146	13%	19%
Prima facie income tax expense at 30%	766	676	644	13%	19%
Tax effect of permanent differences:
Overseas tax rate differential	16	10	12	60%	33%
Rebateable and non-assessable dividends	(3)	(9)	(14)	-67%	-79%
Other non-assessable income	(5)	(17)	(15)	-71%	-67%
Profit from associated and joint venture entities	(26)	(27)	(32)	-4%	-19%
Life insurance accounting	—	(2)	(3)	-100%	-100%
Other	(6)	(1)	—	large	n/a
	742	630	592	18%	25%
Income tax under/(over) provided in previous years	—	—	(2)	n/a	-100%
Total income tax expense on operating profit	742	630	590	18%	26%
Australia	474	422	381	12%	24%
Overseas	268	208	209	29%	28%
	742	630	590	18%	26%
Effective Tax Rate - Group	29.1%	28.0%	27.5%
Tax expense comprises:
Current tax expense	846	591	453	43%	87%
Deferred tax expense	(104)	39	137	large	large
	742	630	590	18%	26%

5.              Dividends

Ordinary Shares

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
				%	%
Dividend per ordinary share(1) (cents)
Interim (fully franked)	56	n/a	51	n/a	10%
Final (fully franked)	n/a	59	n/a	n/a	n/a

Ordinary share dividend(1),(2)
Interim dividend paid	—	930	—	-100%	n/a
Final dividend paid	1,078	—	983	n/a	10%
Bonus option plan adjustment(3)	(18)	(17)	(19)	6%	-5%
Total	1,060	913	964	16%	10%
Ordinary share dividend payout ratio(4) (%)	56.9%	68.4%	61.3%

(1)            Excludes preference share dividend

(2)            Dividends recorded when determined

(3)            This relates to prior period dividend payments

(4)       Dividend payout ratio calculated using proposed interim dividend of $1,024 million not included in the above table. Dividend payout ratio for the September 2005 half year calculated using $1,078 million dividends paid in the March 2006 half. Dividend payout ratio for March 2005 half year calculated using $930 million dividends paid in the September 2005 half

Preference Shares

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$ M	$ M	$ M	%	%

Preference share dividend
ANZ StEPS(1)	—	34	32	-100%	-100%
Euro Hybrid	12	12	6	0%	100%
	12	46	38	-74%	-68%
Dividend per preference share
ANZ StEPS (AUD)(2)	—	$3.40	$3.18	n/a	n/a
Euro Hybrid (EUR)	€14.86	€14.22	€7.23	5%	large

(1)       Under AIFRS, the ANZ StEPS issue is treated as debt, with distributions being reported as an interest expense in the half year ended 31 March 2006

(2)       Represents the equivalent dividend per share on distributions made

6.              Earnings per share

				Movt	Movt
	Half	Half	Half	Mar 06	Mar 06
	year	year	year	v. Sep	v. Mar
	Mar 06	Sep 05	Mar 05	05	05
				%	%
Number of fully paid ordinary shares on issue (M)	1,828.7	1,826.4	1,822.7	0%	0%
Basic
Net profit attributable to shareholders of the Company ($M)	1,811	1,620	1,555	12%	16%
Less Preference share dividends ($M)	12	46	38	-74%	-68%
Net profit excluding preference share dividends ($M)	1,799	1,574	1,517	14%	19%
Weighted average number of ordinary shares (M)	1,828.4	1,824.7	1,822.7	0%	0%
Basic earnings per share (cents)	98.4	86.3	83.2	14%	18%
Diluted
Net profit excluding preference share dividends ($M)	1,799	1,574	1,517	14%	19%
Interest on US Trust securities(1)($M)	29	25	23	16%	26%
Interest on ANZ StEPS(2)($M)	33	34	32	-3%	3%
Net profit attributable to shareholders of the Company excluding interest on US Trust securities and ANZ StEPS($M)	1,861	1,633	1,572	14%	18%
Adjusted weighted average number of shares on issue (M)	1,828.4	1,824.7	1,822.7	0%	0%
Weighted average number of convertible options (M)	11.9	9.3	7.7	28%	55%
Weighted average number of convertible US Trust securities at current market price(1) (M)	58.0	60.1	69.1	-3%	-16%
Weighted average number of convertible ANZ StEPS securities(2) (M)	38.7	42.7	49.7	-9%	-22%
Adjusted weighted average number of shares - diluted (M)	1,937.0	1,936.8	1,949.2	0%	-1%
Diluted earnings per share (cents)	96.1	84.3	80.6	14%	19%

(1)       The US Stapled Trust securities issued on 27 November 2003 mandatorily convert to ordinary shares in 2053 unless redeemed or bought back prior to that date. The US Stapled Trust Security issue can be de-stapled and the investor left with coupon paying preference shares at ANZ’s discretion at any time, or at the investor’s discretion under certain circumstances. AASB 133 requires that potential ordinary shares for which conversion to ordinary share capital is mandatory must be included in the calculation of diluted EPS. The inclusion of this issue in EPS increased the diluted number of shares by 58.0 million

(2)       ANZ StEPS (issued on 23 September 2003) converts to either $100 for each ANZ StEPS share or a number of ordinary shares calculated at the market price of ANZ ordinary shares less 2.5%. ANZ StEPS has been included for the first time in dilutive EPS in 2005 due to the adoption of AIFRS. The inclusion of this issue in EPS increased the dilutive number of shares by 38.7 million

7.              Derivative financial instruments

Derivatives

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices. They include swaps, forward rate contracts, futures, options and combinations of these instruments. The use of derivatives and their sale to customers as risk management products is an integral part of the Group’s trading activities. Derivatives are also used to manage the Group’s own exposure to fluctuations in exchange and interest rates as part of its asset and liability management activities. Derivatives are subject to the same types of credit and market risk as other financial instruments, and the Group manages these risks in a consistent manner.

The following table provides an overview of the Group’s exchange rate, interest rate, commodity and credit derivatives. It includes all contracts, both trading and hedging.

Notional principal amount is the face value of the contract and represents the volume of outstanding transactions. Credit equivalent amount is calculated in accordance with the APRA capital adequacy guidelines and combines the aggregate value of all contracts in a positive market position plus an allowance for the potential increase in value over the remaining term of the transaction. Fair value is the net position of contracts with positive market values and negative market values.

	As at 31 March 2006
	Notional	Credit			Fair Value		Total fair value of
	Principal	equivalent	Trading(6)		Hedging		derivatives
	amount	amount	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	$M	$M	$M	$M	$M	$M	$M	$M
Foreign exchange and commodities contracts
Spot and forward contracts	239,291	5,406	3,405	(2,743)	216	(10)	3,621	(2,753)
Swap agreements(4)	100,384	5,938	2,375	(156)	177	(270)	2,552	(426)
Futures contracts(1)	466	n/a	18	(28)	—	—	18	(28)
Options purchased	11,635	373	229	—	—	—	229	—
Options sold(2)	15,671	n/a	—	(198)	—	—	—	(198)
Other contracts	7,723	1,283	926	(823)	—	—	926	(823)
Collateral(5)	—	—	(1,942)	543	—	—	(1,942)	543
	375,170	13,000	5,011	(3,405)	393	(280)	5,404	(3,685)
Interest rate contracts
Forward rate agreements	71,743	8	3	(4)	—	—	3	(4)
Swap agreements(4)	481,229	4,394	1,601	(1,687)	105	(433)	1,706	(2,120)
Futures contracts(1)	78,404	n/a	168	(165)	2	—	170	(165)
Options purchased	21,021	106	78	—	—	—	78	—
Options sold(2)	44,136	n/a	—	(33)	—	—	—	(33)
	696,533	4,508	1,850	(1,889)	107	(433)	1,957	(2,322)
Credit Contracts
Credit default swaps(3)	19,873	2,845	121	(124)	3	(3)	124	(127)
Total	1,091,576	20,353	6,982	(5,418)	503	(716)	7,485	(6,134)

(1)       Credit equivalent amounts have not been included as there is minimal credit risk associated with exchange traded futures where the clearing house is the counterparty

(2)       Options sold have no credit exposures as they represent obligations rather than assets

(3)       Credit default swaps include structured transactions that expose the Group to the performance of certain assets. The total investment of the Group in these transactions is USD 250 million (Sep 2005:USD 500 million)

(4)       The fair value of swap agreements includes internal allocations between Trading and Hedging

(5)       Collateral relates predominantly to Foreign Exchange contracts

(6)       Includes derivatives entered into to manage interest rate and foreign exchange risk on funding instruments, not designated as accounting hedges

The following table excludes the impact of AASB 132 and AASB 139. As such the data in the table is not on a comparable basis to 31 March 2006 data. This data has been adjusted to reflect the impact of derivatives in securitisation vehicles that were consolidated from 1 October 2004 on adoption of AIFRS.

	As at 30 September 2005
	Notional	Credit
	Principal	equivalent	Fair value
	amount	amount	Assets	Liabilities
	$M	$M	$M	$M
Foreign exchange and commodities contracts
Spot and forward contracts	184,958	3,082	1,416	(1,829)
Swap agreements(4)	69,212	3,820	864	(1,610)
Futures contracts(1)	256	n/a	18	(14)
Options purchased	9,340	315	186	—
Options sold(2)	14,925	n/a	—	(174)
Other contracts	4,963	573	377	(379)
Collateral(5)	—	—	(499)	1,085
	283,654	7,790	2,362	(2,921)
Interest rate contracts
Forward rate agreements	47,734	8	5	(4)
Swap agreements	405,152	3,443	1,624	(1,193)
Futures contracts(1)	35,111	n/a	152	(144)
Options purchased	12,810	96	62	—
Options sold(2)	16,715	n/a	—	(42)
	517,522	3,547	1,843	(1,383)
Credit Contracts
Credit default swaps(3)	15,437	2,929	117	(118)
Total	816,613	14,266	4,322	(4,422)

(1)-(5)          Refer footnotes on page 79

8.              Net loans and advances

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Australia
Overdrafts	5,780	5,276	5,101	10%	13%
Credit card outstandings	5,904	5,434	4,853	9%	22%
Term loans - housing	96,846	91,196	86,421	6%	12%
Term loans - non-housing	50,873	48,893	46,299	4%	10%
Lease finance	2,774	2,854	2,737	-3%	1%
Other	9,795	9,636	9,118	2%	7%
	171,972	163,289	154,529	5%	11%
New Zealand
Overdrafts	1,677	1,647	1,683	2%	0%
Credit card outstandings	1,033	1,026	1,043	1%	-1%
Term loans - housing	34,961	34,859	33,123	0%	6%
Term loans - non-housing	25,103	25,012	23,549	0%	7%
Lease finance	361	639	508	-44%	-29%
Other	901	1,207	1,150	-25%	-22%
	64,036	64,390	61,056	-1%	5%
Overseas markets
Overdrafts	434	303	339	43%	28%
Credit card outstandings	184	134	126	37%	46%
Term loans - housing	693	592	519	17%	34%
Term loans - non-housing	8,051	7,510	7,219	7%	12%
Lease finance	217	217	201	0%	8%
Other	156	69	303	large	-49%
	9,735	8,825	8,707	10%	12%
Total gross loans and advances	245,743	236,504	224,292	4%	10%
Less provisions for credit impairment (refer note 10)(2)	(2,219)	(2,440)	(2,401)	-9%	-8%
Less Income yet to mature(1)	(1,978)	(1,574)	(1,497)	26%	32%
	(4,197)	(4,014)	(3,898)	5%	8%
Total net loans and advances(1)	241,546	232,490	220,394	4%	10%

(1)       Includes fees and expenses capitalised and amortised using the effective interest method of $364 million (Sep 2005: $nil; Mar2005: $nil)

(2)       The provisions for credit impairment were recalculated under AIFRS for 31 March 2006. Refer to Note 24 for discussion of change

The following table shows gross loans and advances for New Zealand in NZD terms.

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	NZD M	NZD M	NZD M	%	%
New Zealand
Overdrafts	1,962	1,811	1,834	8%	7%
Credit card outstandings	1,209	1,128	1,137	7%	6%
Term loans - housing	40,904	38,339	36,101	7%	13%
Term loans - non-housing	29,371	27,509	25,666	7%	14%
Lease finance	422	703	554	-40%	-24%
Other	1,054	1,326	1,253	-21%	-16%
	74,922	70,816	66,545	6%	13%

9.              Impaired financial assets

Impaired loan data in 2005 in the following table includes loans that were classified as non-accrual loans.

				Movt	Movt
	As at	As at	As at	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%

Summary of impaired financial assets
Impaired loans	726	642	640	13%	13%
Restructured loans	—	28	30	-100%	-100%
Unproductive facilities	76	43	77	77%	-1%
Gross impaired financial assets	802	713	747	12%	7%
Less individual provisions:
Impaired loans	(305)	(256)	(314)	19%	-3%
Unproductive facilities	(11)	(17)	(7)	-35%	57%
Net impaired financial assets	486	440	426	10%	14%

Impaired loans
Impaired loans	726	642	640	13%	13%
Individual provisions	(305)	(256)	(314)	19%	-3%
Total net impaired loans	421	386	326	9%	29%

Before individual provisions
Australia	516	355	408	45%	26%
New Zealand	177	194	105	-9%	69%
Overseas markets	33	93	127	-65%	-74%
Total impaired loans	726	642	640	13%	13%

After individual provisions
Australia	304	202	220	50%	38%
New Zealand	102	111	42	-8%	large
Overseas markets	15	73	64	-79%	-77%
Total net impaired loans	421	386	326	9%	29%

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%

New and increased impaired loans
Australia	513	303	282	69%	82%
New Zealand	102	204	78	-50%	31%
Overseas markets	15	69	27	-78%	-44%
Total new impaired loans	630	576	387	9%	63%

Further analysis on impaired loans at 31 March 2006 and interest and/or other income recognised during the period is as follows:

	Gross balance outstanding	Individual Provision	Interest and / or other income recognised
	$M	$M	$M
Impaired loans
Without provisions
Australia	31	—	1
New Zealand	7	—	—
Overseas markets	4	—	—
	42	—	1
With provisions and no, or partial, performance(1)
Australia	369	178	7
New Zealand	60	40	—
Overseas markets	28	17	—
	457	235	7
With provisions and full performance(1)
Australia	116	34	2
New Zealand	110	35	3
Overseas markets	1	1	—
	227	70	5
Total impaired loans	726	305	13
Unproductive facilities	76	11	—
Total	802	316	13

(1)       A loan’s performance is assessed against its contractual repayment schedule

				Movt	Movt
	As at	As at	As at	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Unproductive facilities
Australia	63	29	66	large	-5%
New Zealand	6	7	—	-14%	n/a
Overseas markets	7	7	11	0%	-36%
Gross unproductive facilities	76	43	77	77%	-1%
Individual provision
Australia	9	7	3	29%	large
New Zealand	—	7	—	-100%	n/a
Overseas markets	2	3	4	-33%	-50%
Individual provision	11	17	7	-35%	57%
Net unproductive facilities	65	26	70	large	-7%

The following amounts are not classified as individually impaired financial assets and therefore are not included within the summary on page 82.

				Movt	Movt
	As at	As at	As at	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Accruing loans past due 90 days or more
Australia	339	282	262	20%	29%
New Zealand	74	66	90	12%	-18%
Overseas markets	15	33	32	-55%	-53%
	428	381	384	12%	11%

Interest and other income not recognised on impaired financial assets

The following table shows the estimated amount of interest and other income not recognised, net of interest recoveries and unwind of discount, on average impaired financial assets during the period.

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Gross interest and other income receivable on impaired loans, restructured loans and unproductive facilities
Australia	14	14	12	0%	17%
New Zealand	9	5	4	80%	large
Overseas markets	4	8	8	-50%	-50%
Total gross interest and other income receivable on impaired financial assets	27	27	24	0%	13%
Interest recognised(1)
Australia	(10)	(7)	(3)	43%	large
New Zealand	(3)	(3)	(2)	0%	50%
Overseas markets	—	(7)	(3)	-100%	-100%
Total interest recognised	(13)	(17)	(8)	-24%	63%
Net interest and other income not recognised
Australia	4	7	9	-43%	-56%
New Zealand	6	2	2	large	large
Overseas markets	4	1	5	large	-20%
Total net interest and other income not recognised	14	10	16	40%	-13%

(1)  Under AIFRS, from 1 October 2005 the impairment loss on an impaired loan is calculated as the difference between the asset’s carrying amount and the estimated future cash flows discounted to their present value. As this discount unwinds during the period it is recognised as interest. The comparatives do not reflect this change and represent interest and other income received (refer Note 1 (vi))

In the event of customer default, any loan security is held as mortgagee in possession and therefore the Group does not hold any other real estate owned assets.

10.       Provision for credit impairment

		Previous AGAAP(1)
	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Collective provision
Balance at start of period	2,167	2,080	1,992	4%	9%
Adjustment due to adoption of accounting standard AASB 139(2)	(288)	—	—	n/a	n/a
Provisions acquired (disposed)	—	—	(13)	n/a	-100%
Adjustment for exchange rate fluctuations	(12)	(3)	(32)	large	-63%
Charge to income statement	36	296	284	-88%	-87%
Transfer to individual provision(3)	—	(266)	(205)	-100%	-100%
Recoveries(3)	—	60	54	-100%	-100%
Total collective provision	1,903	2,167	2,080	-12%	-9%
Individual provision
Balance at start of period	273	321	384	-15%	-29%
Adjustment due to adoption of accounting standard AASB 139(2)	(1)	—	—	n/a	n/a
Charge to income statement	188	—	—	n/a	n/a
Adjustment for exchange rate fluctuations	(3)	(4)	(7)	-25%	-57%
Discount unwind	(13)	—	—	n/a	n/a
Bad debts written off	(182)	(310)	(261)	-41%	-30%
Recoveries of amounts previously written off	54	—	—	n/a	n/a
Transfer from collective provision(3)	—	266	205	-100%	-100%
Total individual provision	316	273	321	16%	-2%
Total provision for credit impairment	2,219	2,440	2,401	-9%	-8%

		Previous AGAAP
	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Provision movement analysis
New and increased provisions
Australia	255	216	162	18%	57%
New Zealand	40	99	47	-60%	-15%
Overseas markets	12	37	43	-68%	-72%
	307	352	252	-13%	22%
Provision releases	(65)	(86)	(47)	-24%	38%
	242	266	205	-9%	18%
Recoveries of amounts previously written off	(54)	(60)	(54)	-10%	0%
Individual provision charge	188	206	151	-9%	25%
Net credit to collective provision	36	90	133	-60%	-73%
Charge to Income Statement	224	296	284	-24%	-21%

	As at Mar 06	As at Sep 05	As at Mar 05	Movt Mar 06 v. Sep 05	Movt Mar 06 v. Mar 05
	$M	$M	$M	%	%

Individual provision balance
Australia	221	160	191	38%	16%
New Zealand	75	90	63	-17%	19%
Domestic markets	296	250	254	18%	17%
Overseas markets	20	23	67	-13%	-70%
Total individual provision	316	273	321	16%	-2%

(1)       2005 figures represent general provision and specific provision

(2)       Refer Note 24

(3)       Under AIFRS, the impairment calculation results in a nil amount for this line from 1 October 2005

11.       Loan capital

	Half year Mar 06	Half year Sep 05	Half year Mar 05	Movt Mar 06 v. Sep 05	Movt Mar 06 v. Mar 05
	$M	$M	$M	%	%
Hybrid loan capital
US stapled trust security issue(1)	1,536	1,443	1,425	6%	8%
ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)(2)	1,000	—	—	n/a	n/a
Perpetual subordinated notes	419	394	389	6%	8%
Subordinated notes	8,166	7,300	6,307	12%	29%
Total Loan Capital	11,121	9,137	8,121	22%	37%

(1)  Loan capital of USD1.1 billion is subordinated in right of payment to the claims of depositors and all other creditors of the parent entity and its controlled entities which have issued the notes. Hybrid loan capital constitutes Tier 1 capital as defined by the Australian Prudential Regulation Authority for capital adequacy purposes

(2)  ANZ StEPS securities are classified as Loan Capital instead of share capital under AIFRS financial reporting

12.       Share Capital

Issued and quoted securities

		Issue price	Amount paid
	Number quoted	per share	up per share
Ordinary shares
As at 31 March 2006	1,828,674,133
Issued during the half year	8,316,739
Bought back during half year	6,092,086

Preference shares
As at 31 March 2006
Euro Hybrid(1)	500,000	€1,000	€1,000

(1)       On 13 December 2004 the Group issued €500 million hybrid capital into the European market. The instruments consist of a coupon paying note issued by ANZ Jackson Funding PLC stapled to a fully paid up €1,000 preference share issued by Australia and New Zealand Banking Group Limited

	Half	Half	Half
	year	year	year
	Mar 06	Sep 05	Mar 05
Net profit as a % of shareholders’ equity including preference shares at end of period	19.3%	16.6%	16.4%

13.       Shareholders’ Equity

	Half year Mar 06	Half year Sep 05	Half year Mar 05	Movt Mar 06 v. Sep 05	Movt Mar 06 v. Mar 05
	$M	$M	$M	%	%
Share capital
Balance at start of period	9,911	9,840	8,992	1%	10%
Adjustment due to adoption of AIFRS	(987)	—	(62)	n/a	large
Ordinary share capital
Rights issue	—	—	—	n/a	n/a
Dividend reinvestment plan	85	75	78	13%	9%
Group employee share acquisition scheme	37	27	30	37%	23%
Group share option scheme	39	56	48	-30%	-19%
Group Share Buyback	(146)	(87)	(117)	68%	25%
Preference share capital
New preference share issues	—	—	871	n/a	-100%
Total share capital	8,939	9,911	9,840	-10%	-9%
Asset revaluation reserve
Balance at start of period	—	—	31	n/a	-100%
Adjustment due to adoption of AIFRS(1)	—	—	(31)	n/a	-100%
Total asset revaluation reserve	—	—	—	n/a	n/a
Foreign currency translation reserve
Balance at start of period	(443)	(284)	218	56%	large
Adjustment due to adoption of AIFRS(2)	—	—	(218)	n/a	-100%
Restated balance at beginning of period	(443)	(284)	—	56%	n/a
Currency translation adjustments net of hedges after tax	(305)	(159)	(284)	92%	7%
Transfer from general reserve	—	—	—	n/a	n/a
Total foreign currency translation reserve	(748)	(443)	(284)	69%	large

Share option reserve(3)
Balance at start of period	67	56	—	20%	n/a
Adjustment on adoption of AIFRS	—	—	44	n/a	-100%
Restated balance at beginning of period	67	56	44	20%	52%
Share-based payments	11	11	12	0%	-8%
Transfer to share capital	—	—	—	n/a	n/a
Total share option reserve	78	67	56	16%	39%

Available-for-sale revaluation reserve(4)
Balance at start of period	—	—	—	n/a	n/a
Adjustments on adoption of accounting policies				n/a	n/a
specified by AASB 132 & AASB 139(5)	(10)	—	—	n/a	n/a
Restated balance at beginning of period	(10)	—	—	n/a	n/a
Valuation gain (loss) recognised after tax	18	—	—	n/a	n/a
Cumulative (gain) loss transferred to the income				n/a	n/a
statement on sale of financial assets	—	—	—	n/a	n/a
Cumulative (gain) loss transferred to the income				n/a	n/a
statement on impairment of financial assets	—	—	—	n/a	n/a
Total available-for-sale revaluation reserve	8	—	—	n/a	n/a

(1)       Includes a $20 million increase in the opening asset revaluation reserve balance relating to reclassification of legacy balances. The asset revaluation reserve has been transferred to retained earnings on adoption of AIFRS, refer Note 24 (vi)

(2)       Includes a $19 million increase in the opening foreign currency translation reserve balance relating to reclassification of legacy balances. The foreign currency translation reserve has been transferred to retained earnings on adoption of AIFRS, refer Note 24 (v)

(3)       The share option reserve arises on the grant of share options to selected employees under the ANZ share option plan. Amounts are transferred out of the reserve and into share capital when the options are exercised. Further information about share based payments to employees is disclosed in Note 24 (iii) to the financial statements

(4)       The available-for-sale revaluation reserve arises on the revaluation of available-for-sale financial assets. Where a revalued financial asset is sold, that portion of the reserve which relates to that financial asset, is realised and recognised in the profit or loss (refer Note 1 (ix)). Where a revalued financial asset is impaired, that portion of the reserve which relates to that financial asset is recognised in the profit or loss (refer Note 1 (ix))

(5)       ANZ has taken the election, pursuant to accounting standard AASB 1 (36A), to not comply with accounting standards AASB 132 and AASB 139 in the comparative information in its first AIFRS financial report. Therefore the 2005 year is nil for this line item

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 06	Mar 06
	Mar 06	Sep 05	Mar 05	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%
Hedging reserve(6)
Balance at start of period	n/a	n/a	n/a	n/a	n/a
Adjustments on adoption of accounting policies				n/a	n/a
specified by AASB 132 & AASB 139(5)	162	n/a	n/a	n/a	n/a
Restated balance at beginning of period	162	n/a	n/a	n/a	n/a
Gain (loss) recognised after tax	28			n/a	n/a
Transferred to income statement	(14)	n/a	n/a	n/a	n/a
Total hedging reserve	176	n/a	n/a	n/a	n/a
General reserve
Balance at start of period	181	181	181	0%	0%
Transfer (to) from retained profits/FCTR	—	—	—	n/a	n/a
Total general reserve	181	181	181	0%	0%
Capital reserve	149	149	149	0%	0%
Total reserves	(156)	(46)	102	large	large
Retained profits
Balance at start of period	9,646	8,967	8,336	8%	16%
Adjustment on adoption of AIFRS(7)	(431)	—	71	n/a	large
Restated balance at beginning of period	9,215	8,967	8,407	3%	10%
Net profit attributable to shareholders of the Company	1,811	1,620	1,555	12%	16%
Total available for appropriation	11,026	10,587	9,962	4%	11%
Transfers from (to) reserves	—	—	—	n/a	n/a
Actuarial gain (loss) on defined benefit plans after tax(8)	25	18	7	39%	large
Ordinary share dividends paid	(1,060)	(913)	(964)	16%	10%
Preference share dividends paid	(12)	(46)	(38)	-74%	-68%
Retained profits at end of period	9,979	9,646	8,967	3%	11%
Share capital and reserves attributable to to shareholders’ of the Company	18,762	19,511	18,909	-4%	-1%
Minority interest	34	27	18	26%	89%
Total shareholders’ equity	18,796	19,538	18,927	-4%	-1%

(6)       The hedging reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognised in the profit or loss when the hedged transaction impacts profit or loss, consistent with the applicable accounting policy as detailed in Note 1 (vii)

(7)       Comprises

-                    Remeasurement of the carrying value of the Group’s investment in INGA as at 1 October 2005

-                    Adjustment in respect of hedging derivative financial instruments as at 1 October 2005

-                    Recognition of the fair value of derivatives relating to securitisation and structured finance transactions as at 1 October 2005

-                    Deferral of previously recognised fees now treated as an adjustment to yield on 1 October 2005

-                    Recalculation of the loan impairment provision on 1 October 2005 resulting from the change to use of the incurred loss approach from the Economic Loss Provisioning approach

(8)       ANZ has taken the option available under AASB 119 to recognise actuarial gains/losses on defined benefit superannuation plans directly in retained profits (refer Note 1 (xiii) and Note 24 (ii))

14.       Capital Management

				Movt	Movt
	As at	As at	As at	Mar 06	Mar 06
	Mar 06	Sep 05(1)	Mar 05(1)	v. Sep 05	v. Mar 05
	$M	$M	$M	%	%

Qualifying capital
Tier 1
Total shareholders’ equity and outside equity interests	18,796	19,538	18,927	-4%	-1%
Adjustments following adoption of AIFRS(2)	—	(50)	81	-100%	-100
APRA transitional reporting adjustments
Deferred fee revenue and expenses	258	—	—	n/a	n/a
Pension fund deficiency charge	91	—	—	n/a	n/a
Cash flow hedging reserve	(176)	—	—	n/a	n/a
Other adjustments	(5)	—	—	n/a	n/a
Adjusted Total Shareholders’ equity and outside equity interests	18,964	19,488	19,008	-3%	0%
Loan capital (StEPS)(3)	1,000
Hybrid loan capital(4)	1,536	1,443	1,425	6%	8%
Less: Asset revaluation reserve	—	(31)	(31)	-100%	-100%
Dividend(5)	(1,024)	(1,077)	(930)	-5%	10%
Accumulated retained profits and reserves of insurance, funds management and securitisation entities	(161)	(213)	(266)	-24%	-39%
Intangibles	(3,943)	(3,902)	(4,007)	1%	-2%
Capitalised expenses(6)	(534)	(524)	(492)	2%	9%
Investment in ANZ Lenders Mortgage Insurance	(27)	(27)	(27)	0%	0%
Tier 1 capital	15,811	15,157	14,680	4%	8%
Tier 2
Asset revaluation reserve	—	31	31	-100%	-100%
Perpetual subordinated notes	419	394	389	6%	8%
General reserve for impairment of financial assets(7)	1,318	1,448	1,390	-9%	-5%
	1,737	1,873	1,810	-7%	-4%
Subordinated notes(8)	7,416	6,701	5,769	11%	29%
Tier 2 capital	9,153	8,574	7,579	7%	21%
Deductions
Investment in funds management and securitisation entities	86	84	106	2%	-19%
Investment in joint ventures with ING(9)	525	528	478	-1%	10%
Other	334	172	183	94%	83%
Total deductions	945	784	767	21%	23%
Total qualifying capital	24,019	22,947	21,492	5%	12%
Adjusted common equity (ACE)
Tier 1 capital	15,811	15,157	14,680	4%	8%
Less: Preference share capital	3,385	3,233	3,263	5%	4%
Deductions	945	784	767	21%	23%
Adjusted common equity(10) (ACE)	11,481	11,140	10,650	3%	8%
Ratios (%)
Tier 1	6.8%	6.9%	7.0%
Tier 2	4.0%	3.9%	3.6%
	10.8%	10.8%	10.6%
Less: Deductions	(0.4)%	(0.3)%	(0.3)%
Total	10.4%	10.5%	10.3%
Adjusted common equity	5.0%	5.1%	5.1%
Risk weighted assets	230,653	219,573	209,524

(1)                 2005 figures are calculated based on the Australian Prudential Regulatory Authority requirements. These have not been retrospectively adjusted

(2)                 Refer Note 24

(3)                 Treated as preference share capital under AGAAP. Associated costs are deducted from capital

(4)                 Represents the US Stapled Trust Security Issue approved by APRA as qualifying for Tier 1 status. Refer Note 11

(5)                 Relates to dividend not provided for

(6)                 Comprises loan and lease origination fees, capitalised securitisation establishment costs and costs associated with debt raisings

(7)                 Net of attributable future income tax benefit

(8)                 For capital adequacy calculation purposes, subordinated note issues are reduced by 20% of the original amount over the last four years to maturity

(9)                 Joint ventures with ING in Australia and New Zealand

(10)          Tier 1 capital, less preference share capital (converted at 31 March 2006 rates), less deductions

	Assets		Risk Weighted Assets
	Mar	Sep	Mar	Sep
	2006	2005	2006	2005
	$M	$M	$M	$M
Balance Sheet

Zero risk weighted assets(1)	31,779	23,160	—	—
Claims on approved banks and local governments	19,759	16,054	3,952	3,211
Advances secured by mortgages eligible for 50% risk weighting	123,998	118,895	61,999	59,448
Other assets - credit risk	133,529	127,204	133,529	127,204
Total statement of financial position assets - credit risk	309,065	285,313	199,480	189,863
Trading assets - market risk	10,298	7,872	n/a	n/a
Impact of adoption of AIFRS(2)	—	4,919	—	—
Total balance sheet	319,363	298,104	199,480	189,863

	Notional Amount		Credit Equivalent		Risk Weighted Assets
	Mar	Sep	Mar	Sep	Mar	Sep
	2006	2005	2006	2005	2006	2005
	$M	$M	$M	$M	$M	$M
Off-balance sheet exposures(3)
Direct credit substitutes	9,193	9,657	9,193	9,657	6,732	7,337
Trade and performance related items	14,534	13,175	6,170	5,683	5,451	4,953
Commitments	89,236	87,319	13,352	14,017	11,983	12,249
Foreign exchange, interest rate and other market related transactions	1,029,803	782,380	19,116	12,309	5,354	3,681
Total off balance sheet exposures - credit risk	1,142,766	892,531	47,831	41,666	29,520	28,220
Total risk weighted assets - credit risk					229,000	218,083
Risk weighted assets - market risk					1,653	1,490
Total risk weighted assets					230,653	219,573

(1)       Includes $5,086 million in assets excluded for risk weighting calculations for Australian Prudential Regulation Authority reporting purposes

(2)       Refer Note 24

(3)       Excludes off balance sheet exposures in subsidiaries consolidated on adoption of AIFRS from 1 October 2004 as required by Australian Prudential RegulationAuthority

15.       Averge balance sheet and related interest - statutory basis

Averages used in the following tables are predominantly daily averages. Interest income figures are presented on a tax equivalent basis. Impaired loans are included under the interest earning asset category, “loans, advances and bills discounted”. Intragroup interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments.

Proforma average balance sheets adjusted to bring prior period data onto a fully comparable basis are included as supplementary information on pages 118 to 121. These are not subject to review by Auditors.

	Half year Mar 06			Half year Sep 05			Half year Mar 05
	Ave bal	Int	Rate	Ave bal	Int	Rate	Ave bal	Int	Rate
	$M	$M	%	$M	$M	%	$M	$M	%
Interest earning assets
Due from other financial institutions
Australia	1,320	32	4.9%	880	24	5.4%	733	19	5.2%
New Zealand	2,131	69	6.5%	2,092	63	6.0%	2,392	63	5.3%
Overseas markets	4,586	99	4.3%	3,108	58	3.7%	2,218	32	2.9%
Trading and available for sale and other assets
Australia	15,255	433	5.7%	11,300	309	5.5%	10,296	280	5.5%
New Zealand	2,292	83	7.3%	2,052	63	6.1%	2,401	70	5.8%
Overseas markets	2,687	57	4.3%	2,805	49	3.5%	3,179	51	3.2%
Loans and advances
Australia	165,103	5,987	7.3%	157,694	5,590	7.1%	148,104	5,081	6.9%
New Zealand	65,866	2,849	8.7%	62,829	2,648	8.4%	59,230	2,423	8.2%
Overseas markets	9,172	308	6.7%	8,770	244	5.5%	9,352	217	4.7%
Acceptances(1)
Australia	13,725	464	6.8%
Overseas markets	170	4	4.7%
Other assets
Australia	3,337	128	7.7%	2,533	61	4.8%	1,897	47	5.0%
New Zealand	4,417	133	6.0%	3,340	91	5.4%	2,481	71	5.7%
Overseas markets	4,303	131	6.1%	4,011	109	5.4%	2,623	81	6.2%
Intragroup assets
Overseas markets	12,046	272	4.5%	9,242	179	3.9%	9,706	151	3.1%
	306,410	11,049		270,656	9,488		254,612	8,586
Intragroup elimination	(12,046)	(272)		(9,242)	(179)		(9,706)	(151)
	294,364	10,777	7.3%	261,414	9,309	7.1%	244,906	8,435	6.9%

Non-interest earning assets
Derivatives
Australia	6,708			6,134			4,024
New Zealand	2,180			1,584			1,707
Overseas markets	(564)			(364)			(445)
Premises and equipment	1,078			1,155			1,033
Acceptances
Australia				13,258			13,073
Overseas markets				86			61
Other assets	13,794			13,516			12,683
Provisions for credit impairment
Australia	(1,499)			(1,852)			(1,792)
New Zealand	(432)			(621)			(594)
Overseas markets	(185)			2			(32)
	21,080			32,898			29,718
Total average assets	315,444			294,312			274,624

(1)       Acceptances have been classified as interest earning assets following adoption of AIFRS on 1 October 2005. This is consistent with the reclassification of commercial bill margins from fees to net interest. Refer Note 24

	Half year Mar 06			Half year Sep 05			Half year Mar 05
	Ave bal	Int	Rate	Ave bal	Int	Rate	Ave bal	Int	Rate
	$M	$M	%	$M	$M	%	$M	$M	%
Interest bearing liabilities
Time deposits
Australia	41,323	1,151	5.6%	40,122	1,106	5.5%	38,650	1,020	5.3%
New Zealand	26,868	927	6.9%	25,537	847	6.6%	25,626	813	6.4%
Overseas markets	12,802	283	4.4%	11,185	210	3.7%	10,965	173	3.2%
Savings deposits
Australia	14,765	228	3.1%	14,092	215	3.0%	13,699	199	2.9%
New Zealand	7,021	151	4.3%	7,264	151	4.1%	7,155	140	3.9%
Overseas markets	502	3	1.2%	419	1	0.5%	415	1	0.5%
Other demand deposits
Australia	37,384	812	4.4%	35,443	765	4.3%	32,448	666	4.1%
New Zealand	8,375	242	5.8%	8,165	219	5.3%	7,818	193	5.0%
Overseas markets	968	9	1.9%	805	7	1.7%	783	6	1.5%
Due to other financial institutions
Australia	3,012	78	5.2%	1,515	47	6.2%	1,397	39	5.6%
New Zealand	2,128	58	5.5%	1,567	47	6.0%	1,793	45	5.0%
Overseas markets	6,602	164	5.0%	5,073	101	4.0%	4,209	64	3.0%
Commercial paper
Australia	9,605	275	5.7%	7,770	226	5.8%	7,988	218	5.5%
New Zealand	6,879	253	7.4%	7,769	268	6.9%	7,664	253	6.6%
Overseas markets	8,626	180	4.2%	6,421	103	3.2%	6,099	69	2.3%
Borrowing corporations’ debt
Australia	9,124	257	5.6%	9,276	264	5.7%	9,396	254	5.4%
New Zealand	1,962	67	6.8%	1,927	64	6.6%	1,981	62	6.3%
Acceptances(1)
Australia	13,725	384	5.6%
Overseas markets	170	4	4.7%
Loan capital, bonds and notes
Australia	43,593	1,252	5.8%	41,281	1,176	5.7%	35,312	962	5.5%
New Zealand	8,891	331	7.5%	5,906	211	7.1%	3,601	124	6.9%
Overseas markets	137	3	4.4%	136	2	2.9%	139	2	2.9%
Other liabilities(2)
Australia	4,847	233	n/a	4,729	243	n/a	4,460	206	n/a
New Zealand	234	50	n/a	150	66	n/a	64	35	n/a
Overseas markets	469	14	n/a	95	7	n/a	86	11	n/a
Intragroup liabilities
Australia	5,724	82	2.9%	3,100	(6)	-0.4%	4,190	(8)	-0.4%
New Zealand	6,322	190	6.0%	6,142	185	6.0%	5,516	159	5.8%
	282,058	7,681		245,889	6,525		231,454	5,706
Intragroup elimination	(12,046)	(272)		(9,242)	(179)		(9,706)	(151)
	270,012	7,409	5.5%	236,647	6,346	5.3%	221,748	5,555	5.0%
Non-interest bearing liabilities
Deposits
Australia	4,387			4,173			4,121
New Zealand	3,858			3,771			3,298
Overseas markets	1,104			1,071			881
Acceptances
Australia				13,258			13,073
Overseas markets				86			61
Derivatives
Australia	6,821			5,938			3,092
New Zealand	2,139			1,823			2,386
Overseas markets	(975)			(832)			(133)
Other liabilities	9,964			9,301			7,911
	27,298			38,589			34,690
Total average liabilities	297,310			275,236			256,438

(1.          Acceptances have been classified as interest bearing liabilities following adoption of AIFRS on 1 October 2005. This is consistent with the reclassification of commercial bill margins from fees to net interest. Refer Note 24

(2)       Includes foreign exchange swap costs

	Half year Mar 06	Half year Sep 05	Half year Mar 05
	$M	$M	$M
Total average assets
Australia	211,498	197,692	183,465
New Zealand	81,736	76,470	72,463
Overseas markets	34,256	29,392	28,402
less intragroup elimination	(12,046)	(9,242)	(9,706)
	315,444	294,312	274,624
% of total average assets attributable to overseas activities	33.0%	32.8%	33.2%

Average interest earning assets
Australia	198,740	172,407	161,030
New Zealand	74,706	70,313	66,504
Overseas markets	32,964	27,936	27,078
less intragroup elimination	(12,046)	(9,242)	(9,706)
	294,364	261,414	244,906

Total average liabilities
Australia	201,742	187,111	173,496
New Zealand	75,838	71,910	68,164
Overseas markets	31,776	25,457	24,484
less intragroup elimination	(12,046)	(9,242)	(9,706)
	297,310	275,236	256,438

Total average shareholders’ equity
Ordinary share capital	17,263	17,218	16,677
Preference share capital	871	1,858	1,509
	18,134	19,076	18,186
Total average liabilities and shareholders’ equity	315,444	294,312	274,624
% of total average liabilities attributable to overseas activities	34.1%	33.1%	34.0%

16.       Interest spreads and net interest average margins — statutory basis

Intragroup interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments.

	Half year Mar 06	Half year Sep 05	Half year Mar 05
	%	%	%
Gross earnings rate(1)
Australia	7.11	6.92	6.76
New Zealand	8.41	8.13	7.92
Overseas markets	5.30	4.56	3.93
Total Group	7.34	7.10	6.91

Interest spread and net interest average margin may be analysed as follows:

Australia
Gross interest spread	1.91	1.81	1.94
Interest not recognised on impaired assets	(0.00)	(0.01)	(0.01)
Net interest spread	1.91	1.80	1.93
Interest attributable to net non-interest bearing items	0.40	0.45	0.40
Net interest average margin - Australia	2.31	2.25	2.33

New Zealand
Gross interest spread	1.80	1.76	1.96
Interest not recognised on impaired assets	(0.02)	(0.00)	(0.01)
Net interest spread	1.78	1.76	1.95
Interest attributable to net non-interest bearing items	0.54	0.53	0.48
Net interest average margin - New Zealand	2.32	2.29	2.43

Overseas markets
Gross interest spread	0.95	1.00	1.09
Interest not recognised on impaired assets	(0.02)	(0.01)	(0.04)
Net interest spread	0.93	0.99	1.05
Interest attributable to net non-interest bearing items	0.36	0.49	0.47
Net interest average margin - Overseas markets	1.29	1.48	1.52

Group
Gross interest spread	1.85	1.76	1.90
Interest not recognised on impaired assets	(0.01)	(0.01)	(0.01)
Net interest spread	1.84	1.75	1.89
Interest attributable to net non-interest bearing items	0.45	0.51	0.47
Net interest average margin	2.29	2.26	2.36

(1)       Average interest rate received on interest earning assets

17.       Segment analysis

The following analysis shows segment revenue, total assets and result for each business segment.

Industry

	Half year Mar 06	Half year Sep 05	Half year Mar 05	Movt Mar 06 v. Sep 05	Movt Mar 06 v. Mar 05
	$M	$M	$M	%	%
Income(1),(2)
Personal Banking Australia	4,371	4,153	3,794	5%	15%
Institutional	2,908	2,317	2,520	26%	15%
New Zealand Businesses	2,883	2,693	2,384	7%	21%
Corporate Australia	1,073	855	804	25%	33%
Esanda and UDC	637	645	616	-1%	3%
Asia Pacific	266	246	227	8%	17%
Non-continuing businesses	59	166	135	-64%	-56%
Group Centre(3)	2,634	2,065	1,317	28%	100%
Intragroup eliminations	(2,459)	(1,980)	(1,660)	24%	48%
Income	12,372	11,160	10,137	11%	22%

Net profit after income tax(2)
Personal Banking Australia	542	485	468	12%	16%
Institutional	486	461	450	5%	8%
New Zealand Businesses	335	265	295	26%	14%
Corporate Australia	212	194	182	9%	16%
Esanda and UDC	53	55	66	-4%	-20%
Asia Pacific	46	44	39	5%	18%
Non-continuing businesses	30	63	63	-52%	-52%
Group Centre(3)	107	53	(8)	Large	Large
Net profit	1,811	1,620	1,555	12%	16%

Total assets
Personal Banking Australia	114,408	107,521	101,660	6%	13%
Institutional	82,002	69,843	63,840	17%	28%
New Zealand Businesses	60,672	59,962	55,907	1%	9%
Corporate Australia	24,071	22,902	21,768	5%	11%
Esanda and UDC	15,583	15,342	14,729	2%	6%
Asia Pacific	3,281	2,888	2,521	14%	30%
Non-continuing businesses	1,260	2,122	4,871	-41%	-74%
Group Centre(3)	18,086	17,524	17,488	3%	3%
Total assets	319,363	298,104	282,784	7%	13%

(1)       Refer definitions on pages 122 to 123

(2)       Equity standardised. Refer definitions on pages 122 to 123

(3)       Group Centre includes Treasury, Operations, Technology and Shared Services and allocations required to report business units on a comparable basis

18.       Contingent liabilities and contingent assets

Contingent liabilities

•                  General

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified. Appropriate legal advice has been obtained and, in the light of such advice, provisions as deemed necessary have been made. In some instances we have not disclosed the estimated financial impact as this may prejudice the interests of the Group.

•                  Sale of Grindlays businesses

On 31 July 2000, ANZ completed the sale to Standard Chartered Bank (SCB) of ANZ Grindlays Bank Limited and the private banking business of ANZ in the United Kingdom and Jersey, together with ANZ Grindlays (Jersey) Holdings Limited and its subsidiaries, for USD1.3 billion in cash. ANZ provided warranties and certain indemnities relating to those businesses and, where it is anticipated that payments would be likely under the warranties or indemnities, made provisions to cover the anticipated liability. The issues below have not impacted our reported results. All settlements and costs have been covered within the provisions established at the time. ANZ may be held liable in relation to the following:

•                  FERA

In 1991 certain amounts were transferred from non-convertible Indian Rupee accounts maintained with Grindlays in India. These transactions may not have complied with the provisions of the Foreign Exchange Regulation Act, 1973. Grindlays, on its own initiative, brought these transactions to the attention of the Reserve Bank of India. The Indian authorities have served notices on Grindlays and certain of its officers in India that could lead to possible penalties. Criminal prosecutions have also been foreshadowed and, in the case of two former officers and the bank, commenced. Grindlays is contesting the validity of these prosecutions.

•                  Differential Cheques

In June 2003, Grindlays was successful in its appeal against orders to repay, with interest, two payments it received from a stockbroker in 1991 in connection with securities transactions. These orders had directed repayment of Indian Rupees 24 million (plus interest accruing at 24% since 1991). Since the appeal decision was handed down, no further action has been taken against Grindlays in relation to notices in respect of a further eleven payments received by it in 1991 in similar circumstances totalling Indian Rupees 225 million.

In addition, ANZ provided an indemnity relating to tax liabilities of Grindlays (and its subsidiaries) and the Jersey Sub-Group to the extent to which such liabilities were not provided for in the Grindlays accounts as at 31 July 2000. Claims have been made under this indemnity with no material impact on the Group expected.

•                  Contingent tax liability

The Group in Australia was during 2005 subjected to client risk reviews by the Australian Taxation Office (ATO) across a broad spectrum of matters, as part of normal ATO procedures. The reviews mainly covered years up to 2003. Matters listed by the ATO for further investigation remain outstanding.

The ATO is also reviewing the taxation treatment of certain other transactions undertaken by the Group in the course of normal business activities.

In addition, at the Company’s request the ATO is reviewing the taxation treatment of the sale of Grindlays in 2000. It is also reviewing the transfer of the life and funds management businesses into the joint venture with ING in 2002.

The Group in New Zealand is being audited by the Inland Revenue Department (IRD) as part of normal revenue authority procedures, with a particular focus on certain kinds of structured finance transactions. The IRD has issued Notices of Proposed Adjustment (the ‘Notices’) in respect of some of those structured finance transactions. The Notices are not tax assessments and do not establish a tax liability, but are the first step in a formal disputes process. In addition, some tax assessments have been received. Should the same position be adopted by the IRD on the remaining transactions of that kind as reflected in the Notices and tax assessments received, the maximum potential tax liability would be approximately NZD451 million (including interest tax effected) for the period to 31 March 2006. Of that maximum potential liability, approximately NZD129 million is subject to tax indemnities provided by Lloyds TSB Bank PLC under the agreement by which ANZ acquired the National Bank of New Zealand and which relate to transactions undertaken by the National Bank of New Zealand before December 2003.

General or issue-specific audits and other investigations are being undertaken by revenue authorities in the United States, the United Kingdom and in other jurisdictions as part of normal revenue authority activity in those countries.

The Company has assessed these and other taxation claims arising in Australia, New Zealand and elsewhere, including seeking independent advice where appropriate, and believes that it holds appropriate provisions.

•                  Interbank Deposit Agreement

ANZ has entered into an Interbank Deposit Agreement with the major banks in the payments system. This agreement is a payment system support facility certified by the Australian Prudential Regulation Authority, where the terms are such that if any bank is experiencing liquidity problems, the other participants are required to deposit equal amounts of up to $2 billion for a period of 30 days. At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

•                  Clearing and Settlement Obligations

In accordance with the clearing and settlement arrangements set out:

•                  in the Australian Payments Clearing Association Limited (APCA) Regulations for the Australian Paper Clearing System, the Bulk Electronic Clearing System, the Consumer Electronic Clearing System and the High Value Clearing System (HVCS), the Company has a commitment to rules which could result in a bilateral exposure and loss in the event of a failure to settle by a member institution; and

•                  in the Austraclear System Regulations and the CLS Bank International Rules, the Company has a commitment to participate in loss-sharing arrangements in the event of a failure to settle by a member institution.

For both the APCA HVCS and Austraclear, the obligation arises only in limited circumstances.

Contingent asset matters

•                  National Housing Bank

In 1992, Grindlays received a claim aggregating to approximately Indian Rupees 5.06 billion from the National Housing Bank (NHB) in India. The claim arose out of cheques drawn by NHB in favour of Grindlays, the proceeds of which were credited to the account of a Grindlays customer.

Grindlays won an arbitration award in March 1997, under which NHB paid Grindlays an award of Indian Rupees 9.12 billion. NHB subsequently won an appeal to the Special Court of Mumbai, after which Grindlays filed an appeal with the Supreme Court of India. Grindlays paid the disputed money including interest into court. Ultimately, the parties settled the matter and agreed to share the moneys paid into court which by then totalled Indian Rupees 16.45 billion (AUD 661 million at 19 January 2002 exchange rates), with Grindlays receiving Indian Rupees 6.20 billion (AUD 248 million at 19 January 2002 exchange rates) of the disputed monies. ANZ in turn received a payment of USD124 million (USD equivalent of the Indian Rupees received by Grindlays) from Standard Chartered Bank under the terms of an indemnity given in connection with the sale of Grindlays to Standard Chartered Bank.

ANZ Claims

ANZ has pursued two separate actions arising from the above.

•                  A $130 million plus interest claim against its insurers.          $130 million being the balance of the limit of indemnity under ANZ’s insurance arrangements for the 1991-92 policy year.

ANZ has settled the claim for $114.3 million which has been recognised in these accounts, less an amount of $0.9 million which was recognised in the accounts at 30 September 2005.

•                  ANZ is entitled to share with NHB in the proceeds of any recovery from the estate of the customer whose account was credited with the cheques drawn by NHB. However, the Indian Taxation Department is claiming a statutory           priority to all of the funds available for distribution to creditors of that customer. Proceedings are currently onfoot in the Special Court, Mumbai to determine these issues.

19.       Note to the Cash Flow Statement

	Half	Half	Half
	year	year	year
	Mar 06	Sep 05	Mar 05
	Inflows	Inflows	Inflows
	(Outflows)	(Outflows)	(Outflows)
	$M	$M	$M

(a) Reconciliation of profit after income tax to net cash provided by operating activities
Reconciliation of profit after income tax to net cash provided by operating activities
Profit after income tax	1,811	1,620	1,555
Adjustments to reconcile to net cash provided by operating activities
Provision for credit impairment	224	296	284
Depreciation and amortisation	145	244	240
Provision for restructuring and other provisions	78	261	295
Payments from provisions	(102)	(218)	(280)
(Profit) loss on property disposals	3	5	17
(Increase) decrease in trading securities	881	(183)	(638)
(Increase) decrease in Liquid assets - greater than 3 months	(1,798)	(358)	(370)
(Increase) decrease in Due from other banks-more than 90 days	806	(358)	(13)
(Increase) decrease in loans and advances	(16,502)	(13,365)	(15,423)
(Increase) decrease in regulatory deposits	(47)	(19)	24
Decrease (increase) in interest receivable	(22)	67	21
Increase (decrease) in deposits and other borrowings	8,729	5,802	14,054
Increase (decrease) in due to other financial insititutions	1,159	2,080	2,892
Increase (decrease) in payables and other liabilities	119	(652)	(687)
(Decrease) increase in interest payable	110	202	12
(Increase) decrease in net tax assets	121	38	124
Other	(196)	(162)	(770)
Net cash provided by operating activities	(4,481)	(4,700)	1,337

(b) Reconciliation of cash and cash equivalents

Cash at the end of the period is as follows
Liquid assets - less than 3 months	9,943	9,600	7,180
Due from other financial institutions - less than 3 months	6,902	4,102	4,516
	16,845	13,702	11,696
Non-cash financing and investment activities
Share capital issues
Dividend reinvestment plan	85	75	78

20.       Changes in composition of the Group

Newly controlled entities

The following securitisation special purpose entities were consolidated as part of the Group from 1 October 2004 because of the application of new AASB UIG Interpretation 112: ‘Consolidation - Special Purpose Entities’. The entities were not included in the previous year’s financial statements because AASB UIG 112 became operative on 1 October 2005.

•                  Arc Funding Pty Ltd

•                  Aurora Securitisation

•                  Echo Funding Pty Ltd

•                  Eos Trust

•                  Kingfisher Trust No. 1

•                  Kingfisher Trust No 2

•                  Kingfisher Trust 2001-1G

•                  Kingfisher Trust 2004-1G

•                  Kingfisher Securitisation Pty Ltd

•                  Omeros Trust

•                  Omeros II Trust

•                  Orion Funding Pty Ltd

•                  Solera Trust

•                  Stellar Funding Pty Ltd

•                  Coral Finance Ltd

The impact of the consolidation of these entities is explained in Note 24.

Disposal of controlled entities

There were no material controlled entities disposed of during the half year to 31 March 2006. On 30 September 2005, the controlled entities NBNZ Life Insurance Limited and NBNZ Investment Services Limited were sold. The profit before tax on disposal was $14 million ($14 million after tax). The after tax contribution prior to disposal was $9 million in the September 2005 half (Mar 2005 half: $9 million).

21.       Associates, joint venture entities and investments

	Half	Half	Half
	year	year	year
	Mar 06	Sep 05	Mar 05
	$M	$M	$M
Aggregate associates and joint venture entities
Operating profit	90	93	108
Profit after income tax	90	93	108

Material contributions to profit

	Contribution to			Ownership interest
	Group pre-tax profit			held by Group
	Half	Half	Half
	year	year	year	As at	As at	As at
	Mar 06	Sep 05	Mar 05	Mar 06	Sep 05	Mar 05
	$M	$M	$M	%	%	%
Associates
PT Panin Indonesia Bank	12	16	21	29	29	29
E*Trade	3	3	3	34	34	35

Joint ventures
ING Australia Limited	57	69	80	49	49	49
ING (NZ) Holdings Limited(1)	11	—	—	49	49	n/a

(1)       A joint venture entity from 30 September 2005.

22.       Exchange rates

Major exchange rates used in translation of results of offshore controlled entities and branches into the Group accounts for each reporting period were as follows:

	Balance Sheet		Profit and Loss Average
				Half	Half	Half
	As at	As at	As at	year	year	year
	Mar 06	Sep 05	Mar 05	Mar 06	Sep 05	Mar 05
Euro	0.5890	0.6325	0.5970	0.6202	0.6164	0.5883
Great British pound	0.4104	0.4325	0.4107	0.4237	0.4199	0.4085
New Zealand dollar	1.1700	1.0998	1.0899	1.0921	1.0862	1.0832
United States dollar	0.7162	0.7623	0.7719	0.7418	0.7643	0.7671

23.       Significant events since balance date

There have been no significant events from 31 March 2006 to the date of this report.

24.       Impact of adopting Australian Equivalents to International Financial Reporting Standards (AIFRS)

The Group implemented accounting policies in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS) on 1 October 2004, except for those relating to financial instruments and insurance contracts, which were implemented on 1 October 2005.

The transition was accounted for in accordance with Accounting Standard AASB 1: ‘First time adoption of Australian equivalents to International Financial Reporting Standards’.

The impacts set out below are separated between those applicable from 1 October 2004 (and impacting the comparative periods) and those applicable from 1 October 2005. All amounts are stated on a before tax basis, unless otherwise noted. The reconciliation tables set out in pages 106 to 115 reconcile previous AGAAP to AIFRS and cross reference to the notes below.

AIFRS adjustments with effect from 1 October 2004

(i)            Goodwill

Initial reduction in retained earnings. Potential volatility in future earnings.

The adoption of AIFRS reduced the carrying amount of goodwill on transition by $5 million at 1 October 2004 (refer Table 1) and $15 million at 1 October 2005 (refer Table 6) related to the acquisition of assets and liabilities that did not meet the AIFRS definition of a business combination. The Group elected not to restate the classification and accounting treatment of past business combinations that occurred prior to 1 October 2004.

Under AIFRS, the past practice of systematically amortising goodwill over the expected period of benefit ceased and was replaced by impairment testing annually or more frequently if events or circumstances indicate that goodwill might be impaired.

This change in accounting policy resulted in:

•                  a decrease in the amortisation expense of $224 million for the year to 30 September 2005 (31 March 2005: $110 million), including notional INGA and associates’ goodwill of $45 million (31 March 2005: $23 million) (refer Tables 2 and 3); and

•                  a corresponding increase in the carrying value of goodwill, associates and joint venture entities (refer Tables 4 and 5).

(ii)        Defined benefit superannuation schemes

Initial reduction in retained earnings. Actuarial movements recognised in retained earnings.

On adoption of AASB 119: ‘Employee Benefits’, surpluses (assets) and/or deficits (liabilities) that arise within defined benefit superannuation schemes are recognised on the Balance Sheet.

Under previous AGAAP, the Group accounted for the defined benefit superannuation schemes on a cash basis and did not recognise an asset or liability for the net position of the defined benefit superannuation schemes. The Group elected to apply the option available under AASB 119 to recognise actuarial gains and losses in the Balance Sheet (i.e. the ‘direct to retained earnings’ approach). The non-cash expense reflecting the notional cost of the benefits accruing to members of the defined benefit schemes in respect of service provided over the reporting period is charged to the Income Statement. All transitional adjustments were, and ongoing movements reported for each scheme are, actuarially determined in accordance with AASB 119. Contributions to the schemes are made in accordance with the governing rules of the relevant schemes and there is no present liability to fund any deficits.

At 1 October 2004, the Group recognised a liability position of $200 million, an asset of $2 million, and a deferred tax asset of $57 million, resulting in a $141 million decrease in retained earnings (refer Table 1).

For the AIFRS comparative year ended 30 September 2005, the Group recognised a decrease in the liability of $34 million (31 March 2005: $10 million) and an increase in the asset of $6 million (31 March 2005: $2 million) largely representing an actuarial gain and a deferred tax adjustment of $16 million (31 March 2005: $4 million). The actuarial gain of $25 million after tax (31 March 2005: $7 million after tax) was adjusted against retained earnings (refer Tables 4 and 5).

(iii)    Share based payments

Initial reduction in shareholders’ equity. Higher ongoing expenses.

Under previous AGAAP, the Group recognised an expense equal to the full fair value of all deferred shares issued as part of the short term and long term incentive arrangements. The deferred shares vest over one to three years and may be forfeited under certain conditions. The Group did not recognise an expense for options issued to staff or for shares issued under the $1,000 employee share plan. On adoption of AASB 2: ‘Share-based Payment’, the Group recognised an expense for all share based remuneration, including deferred shares and options, and recognises this expense over the relevant vesting period.

The Group elected to retrospectively apply AASB 2 to share based payments granted prior to 7 November 2002.

On 1 October 2004, this change in accounting policy resulted in:

•                  the establishment of a share options reserve of $44 million to reflect the fair value of options granted to employees;

•                  a reduction in paid up capital of $64 million representing the fair value of unvested shares;

•                  recognition of a deferred tax liability of $24 million; an

•                  a net decrease to retained earnings of $4 million after tax

(refer Table 1).

For the AIFRS comparative year ended 30 September 2005, the impact of the change was:

•                  an increase in the share options reserve of $23 million (31 March 2005: $12 million);

•                  an increase in paid up capital of $41 million (31 March 2005: $16 million);

•                  an accrual for $1,000 shares of $16 million (31 March 2005: $11 million);

•                  a reduction in deferred tax of $17 million (31 March 2005: $7 million); and

•                  a decrease in profit after tax of $63 million (31 March 2005: $32 million)

(refer Tables 4 and 5).

(iv)       Securitisation

Additional assets/liabilities recognised. Immaterial impact on net profit.

AIFRS has introduced new requirements for the recognition of financial assets, including those transferred to a special purpose entity for securitisation. The accounting treatment of existing securitisations has been reassessed. Consequently, some vehicles, which were previously not consolidated, are being consolidated by the Group. This resulted in an increase in assets and liabilities recorded within the Balance Sheet of $5 billion as at 1 October 2004 for the Group (refer Table 1). For the comparative AIFRS year ended 30 September 2005, the Group recognised a decrease of $388 million in both assets and liabilities (31 March 2005: $268 million in assets and $269 million in liabilities), reflecting the net impact of repayment and securitisation of new assets during the year (refer Tables 4 and 5).

The impact on the Income Statement is that income and expenses increased to recognise the income and expense items recorded within these vehicles, with the overall impact on net profit being immaterial.

(v)           Foreign currency translation reserve

Initial increase in retained earnings, no change to shareholders’ equity.

The Group has elected to apply the option under AASB 121: ‘The Effects of Changes in Foreign Exchange Rates’, to reset amounts recorded within the foreign currency translation reserve to zero. On 1 October 2004, adopting this election resulted in an increase in retained earnings of $218 million (refer Table 1).

(vi)       Asset revaluation reserve - balance relating to land and buildings

Initial increase in retained earnings, no change to shareholders’ equity.

The Group has elected to apply the option under AASB 1: ‘First time Adoption of Australian Equivalents to International Financial Reporting Standards’, to recognise the value of Land and Buildings at deemed cost. As a result, the Group’s asset revaluation reserve of $31 million relating to Land and Buildings was reset to zero as at 1 October 2004 and adjusted against retained earnings (refer Table 1).

(vii)   Taxation

Change in methodology. Immaterial impacts.

Under AASB 112: ‘Income Taxes’, a balance sheet method of tax effect accounting has been adopted, replacing the ‘Income Statement’ approach previously used by the Group.

Income tax expense comprises current and deferred taxes, with income tax expense recognised in the Income Statement, or recognised in equity to the extent that it relates to items recognised directly in equity. Deferred tax is calculated using the balance sheet method by determining temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the tax base of those assets and liabilities as used for taxation purposes.

At 1 October 2004, a reduction to deferred tax liabilities of $18 million was recognised with a corresponding increase of $16 million after tax to retained earnings and an increase to Share Capital of $2 million representing share issue costs previously offset against Share Capital (refer Table 1).

(viii) Software reclassification

Reclassification only.

On transition to AIFRS, capitalised software assets were reclassified from Premises and Equipment to a separately identifiable intangible asset. This resulted in a reclassification of $435 million as at 1 October 2004 (refer Table 1). The amount reclassified decreased by $29 million and $48 million as at 31 March 2005 and 30 September 2005 respectively (refer Tables 4 and 5).

(ix)      Derivatives reclassification

Reclassification only.

At 1 October 2004, there was a reclassification of $4.5 billion from Other Assets and $5.7 billion from Payables and Other Liabilities, to the new AIFRS Balance Sheet line items of Derivative Financial Assets and Derivative Financial Liabilities respectively (refer Table 1).

The amount reclassified from Other Assets decreased by $706 million at 30 September 2005 (31 March 2005: $434 million), and the amount reclassified from Other Liabilities decreased by $1.43 billion at 30 September 2005 (31 March 2005: $669 million) (refer Tables 4 and 5).

(x)          Other

The comparative AIFRS year ended 30 September 2005 and half year ended 31 March 2005 income statements contains minor leasing and tax remeasurement adjustments together with the impact of securitisation and defined benefit plan adjustments (refer Tables 2 and 3).

The balance sheets, as reflected in Tables 1, 4 and 5 also contain other minor remeasurements.

AIFRS adjustments with effect from 1 October 2005

(a)   Credit loss provisioning

Initial increase in retained earnings. Volatility in future earnings.

AASB 139: ‘Financial Instruments: Recognition and Measurement’ adopts an incurred loss approach for credit loss provisioning and provides guidance on the measurement of incurred losses. Provisions are raised for losses that have already been incurred for exposures that are known to be impaired. The estimated losses on these impaired exposures are then discounted to their present value using the original effective interest rate. As this discount unwinds during the period between recognition of impairment and recovery of the written down amount, it is recognised in the Income Statement as interest income.

The General Provision in the Balance Sheet was replaced on adoption of AIFRS by a Collective Provision.

Exposures not individually known to be impaired are placed into pools of similar assets with similar risk characteristics to be collectively assessed for losses that have been incurred, but not identified yet. The required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

The Collective Provision under AIFRS shares the same underlying measurement objectives as the previous AGAAP General Provision. However, as a result of the application of a new estimation methodology, certain judgemental risk measures have changed.

The Group believes that the resulting Collective Provision, while lower than the previous General Provision, comfortably falls within the probable range of losses that have been incurred but not identified in our portfolio.

On adoption of AIFRS, the previous Economic Loss Provisioning (ELP) charge to profit was replaced by a charge for individual provisions on impaired exposures together with a charge for movements in the Collective Provision.

As a result of these changes:

•                  at 1 October 2005, there was an increase of $1 million to retained earnings relating to individual provisions on impaired exposures as a result of the net impact of including expected interest cash flows in the calculation of the individual provision and discounting estimated future cash flows;

•                  at 1 October 2005, the Collective Provision was $288 million less than the AGAAP General Provision. After tax, this         resulted in an increase to retained earnings of $207 million and a decrease in the foreign currency translation reserve   of $23 million at 1 October 2005;

•                  individual provisions and movements in the Collective Provision are charged direct to the Income Statement, driving increased earnings volatility; and

•                  movements in the Collective Provision are driven by changes in portfolio size, portfolio mix, credit risk and economic cycles.

(b)   Fee revenue - financial service fees recognised as an adjustment to yield

Initial reduction in retained earnings.

Under AASB 139: ‘Financial Instruments: Recognition and Measurement’, fee income (such as loan approval fees) integral to the yield of an originated financial instrument (such as loans and advances measured at amortised cost), net of any direct incremental costs, are capitalised and deferred over the expected life of the financial instrument.

On 1 October 2005, certain fees that have previously been recognised in the Income Statement, were deferred and recognised against net loans and advances in the Balance Sheet with a corresponding reduction to retained earnings of $276 million after tax. The annual impact on net profit from this change is not material. However, there was an increase in interest income (offset by a reduction in fee income) and a reclassification to interest earning assets of customers’ liabilities for acceptances of $13.4 billion.

(c)   Derivative financial instruments, including hedging

Initial reduction in retained earnings. Volatility in future earnings. New assets and liabilities recognised.

At 1 October 2005, recognition of the fair value of derivatives relating to securitisation vehicles and structured finance transactions reduced retained earnings by $78 million. The Group continues to evaluate hedging relationships and effectiveness for certain structured finance transactions, which introduces volatility within the Income Statement.

AIFRS permits hedge accounting (if certain criteria are met) for fair value hedges, cash flow hedges and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where prospective and retrospective effectiveness tests are met and the hedge relationship has been adequately documented. Ineffectiveness precludes the use of hedge accounting.

At 1 October 2005, the Group designated certain fair value and cash flow hedges and financial liabilities as fair value through other income in the profit and loss, resulting in an increase in net assets of $86 million represented by a decrease in retained earnings of $75 million, and an increase in reserves of $161 million.

(d)   Financial instruments classification and measurement

Certain assets reclassified and measured at fair value. Initial decrease in retained earnings.

Under AIFRS, certain financial assets of the Group previously carried at amortised cost were either:

•                  reclassified as available-for-sale assets, resulting in measurement at fair value with movements being taken to an available-for-sale equity reserve (1 October 2005: $17 million); or

•                  reclassified as financial assets held at fair value through the profit and loss, with movements in fair value through other income in the profit and loss resulting in a decrease in retained earnings (1 October 2005: $3 million).

All derivative financial instruments, including those used as hedging instruments, are measured at fair value and recognised in the Balance Sheet. This requires an adjustment to reflect the market value of counterparty risk in the fair value of derivatives, which resulted in a decrease in retained earnings of $29 million at 1 October 2005. (Under AGAAP, counterparty risk was notionally allowed for as part of the General Provision.)

Financial instruments are measured under AIFRS at ‘bid’ or ‘offer’ prices rather than the previous AGAAP use of ‘mid’ prices. On 1 October 2005, this change in measurement resulted in a decrease to retained earnings of $5 million.

(e)   Classification of hybrid financial instruments

Reclassification of ANZ StEPS from equity to debt.

Under AASB 132: ‘Financial Instruments: Presentation’, ANZ StEPS, a hybrid Tier 1 instrument treated as equity under previous AGAAP, was reclassified as debt. Prepaid issue costs, offset against the preference share capital balance under previous AGAAP, were capitalised and amortised to interest over a 5 year period from the date of issue.

At 1 October 2005, loan Capital increased to $1 billion representing the transfer of $987 million from Preference Share Capital to Loan Capital, capitalised prepaid issue costs of $11 million, deferred tax liability of $4 million and a decrease in retained earnings after tax of $6 million representing amortisation of prepaid issue costs. Ongoing distributions to the holders of ANZ StEPS will be treated as an interest expense in the Income Statement rather than as dividends under previous AGAAP.

(f)    Accounting for INGA

Initial reduction in retained earnings and increase in notional goodwill.

Under AASB 131: ‘Interests in Joint Ventures’, and in line with previous AGAAP, the Group is required to equity account for its interest in INGA. The adoption of AIFRS by INGA resulted in the following significant measurement and recognition differences to previous AGAAP:

•                  reclassification and measurement of shareholder investments as available-for-sale assets. This change in measurement results in a reduction in investment return volatility experienced by INGA, as only realised gains and losses are reported in its net profit;

•                  increased policy liabilities resulting from a change in the discount rates applied in the actuarial calculation of policy liabilities and the separate presentation and change in basis of deferred acquisition costs (largely commissions) previously included within net policy liabilities (total impact is a decrease to retained earnings of $107 million);

•                  initial entry fee income previously taken upfront is deferred and amortised to income over time (total impact is a decrease to retained earnings of $23 million); and

•                  other sundry items (total impact is a decrease to retained earnings of $16 million)

Under AIFRS, the excess of the market value over net assets (EMVONA) for INGA’s life insurance controlled entities is no longer recognised. Accordingly, an adjustment for this amount has been made to notional goodwill of $72 million.

The Group’s 49% share of INGA’s net AIFRS adjustment is a decrease of $146 million to retained earnings and an increase of $8 million to the available-for-sale reserve, resulting in a reduction in the carrying value of the Group’s interest in INGA of $138 million as at 1 October 2005.

Explanation of material AIFRS adjustments to the AGAAP cash flow statement for 31 March 2005 and 30 September 2005

Various assets and liabilities (principally loans and advances and deposits and other borrowings) which were classified as investing or financing cash flows, are now reclassified as operating cash flows under AIFRS. The Group’s net cash position has not changed. There are no other material differences between the cash flow statement presented under AIFRS and that presented under previous AGAAP.

Reconciliation tables

References are to the notes on pages 101 to 105.

Table 1: Balance sheet as at 1 October 2004

	Effect of transition to AIFRS
	AGAAP(1)	Defined Benefit Superannuation Schemes	Share Based Payments	Securitisation Vehicles
		(note (ii))	(note (iii))	(note (iv))
	$ M	$ M	$ M	$ M
Assets
Liquid assets	6,363	—	—	2
Due from other financial institutions	4,781	—	—	—
Trading securities	5,478	—	—	—
Derivative financial instruments	—	—	—	(8)
Investment securities	7,746	—	—	2,797
Net loans and advances	204,962	—	—	2,144
Customer’s liability for acceptances	12,466	—	—	—
Regulatory deposits	176	—	—	—
Shares in associates and joint venture entities	1,960	—	—	—
Deferred tax assets	1,454	57	—	2
Goodwill and other intangible assets	3,269	—	—	—
Other assets	9,158	2	—	89
Premises and equipment	1,532	—	—	—
Total assets	259,345	59	—	5,026
Liabilities
Due to other financial institutions	7,349	—	—	—
Deposits and other borrowings	168,557	—	—	5,037
Derivative financial instruments	—	—	—	(2)
Liability for acceptances	12,466	—	—	—
Income tax liabilities	1,914	—	24	—
Payables and other liabilities	14,212	200	—	(6)
Provisions	845	—	—	—
Bonds and notes	27,602	—	—	—
Loan capital	8,475	—	—	—
Total liabilities	241,420	200	24	5,029
Net assets	17,925	(141)	(24)	(3)
Shareholders’ equity
Ordinary share capital	8,005	—	(64)	—
Preference share capital	987	—	—	—
Reserves
- Foreign currency translation reserve	218	—	—	—
- Asset revaluation reserve	31	—	—	—
- Share options reserve	—	—	44	—
- Other reserves	330	—	—	—
Total reserves	579	—	44	—
Retained profits	8,336	(141)	(4)	(3)
Share capital and reserves attributable to shareholders of the Company	17,907	(141)	(24)	(3)
Minority interest	18	—	—	—
Total shareholders’ equity	17,925	(141)	(24)	(3)

(1)       Reported financial position as at 30 September 2004

(2)       Other includes $39 million relating to the reclassification of legacy foreign currency translation and asset revaluation balances at 1 October 2004

24. Impact of adopting Australian Equivalents to International Financial Reporting Standards (AIFRS), cont’d

	Effect of transition to AIFRS
	Resetting	Taxation	Software Reclassification	Derivatives Reclassification	Other(2)	Total AIFRS Adjustments	AIFRS
	(notes (v) & (vi))	(note (vii))	(note (viii))	(note (ix))
	$M	$M	$M	$M	$M	$M	$M
Assets
Liquid assets	—	—	—	—	—	2	6,365
Due from other financial institutions	—	—	—	—	—	—	4,781
Trading securities	—	—	—	—	—	—	5,478
Derivative financial instruments	—	—	—	4,456	—	4,448	4,448
Investment securities	—	—	—	—	—	2,797	10,543
Net loans and advances	—	—	—	—	—	2,144	207,106
Customer’s liability for acceptances	—	—	—	—	—	—	12,466
Regulatory deposits	—	—	—	—	—	—	176
Shares in associates and joint venture entities	—	—	—	—	9	9	1,969
Deferred tax assets	—	—	—	—	1	60	1,514
Goodwill and other intangible assets	—	—	435	—	(5)	430	3,699
Other assets	—	—	—	(4,456)	—	(4,365)	4,793
Premises and equipment	—	—	(435)	—	—	(435)	1,097
Total assets	—	—	—	—	5	5,090	264,435
Liabilities
Due to other financial institutions	—	—	—	—	—	—	7,349
Deposits and other borrowings	—	—	—	—	—	5,037	173,594
Derivative financial instruments	—	—	—	5,656	—	5,654	5,654
Liability for acceptances	—	—	—	—	—	—	12,466
Income tax liabilities	—	(18)	—	—	1	7	1,921
Payables and other liabilities	—	—	—	(5,656)	50	(5,412)	8,800
Provisions	—	—	—	—	—	—	845
Bonds and notes	—	—	—	—	—	—	27,602
Loan capital	—	—	—	—	—	—	8,475
Total liabilities	—	(18)	—	—	51	5,286	246,706
Net assets	—	18	—	—	(46)	(196)	17,729
Shareholders’ equity
Ordinary share capital	—	2	—	—	—	(62)	7,943
Preference share capital	—	—	—	—	—	—	987
Reserves
- Foreign currency translation reserve	(218)	—	—	—	—	(218)	—
- Asset revaluation reserve	(31)	—	—	—	—	(31)	—
- Share options reserve	—	—	—	—	—	44	44
- Other reserves	—	—	—	—	—	—	330
Total reserves	(249)	—	—	—	—	(205)	374
Retained profits	249	16	—	—	-(46)	71	8,407
Share capital and reserves attributable to shareholders of the Company	—	18	—	—	-(46)	(196)	17,711
Minority interest	—	—	—	—	—	—	18
Total shareholders’ equity	—	18	—	—	-(46)	(196)	17,729

		Effect of transition to AIFRS
Reference	AGAAP(1)	Goodwill Amortisation	Share Based Payments	Other(2)	Total AIFRS Adjustments	AIFRS
		(note (i))	(note (iii))
	$M	$M	$M	$M	$M	$M
Total income	9,981	23	—	133	156	10,137
Interest income	8,277	—	—	143	143	8,420
Interest expense	(5,424)	—	—	(131)	(131)	(5,555)
Net interest income	2,853	—	—	12	12	2,865
Profit from disposal of investments					—
Other operating income	1,704	23	—	(10)	13	1,717
Operating income	4,557	23	—	2	25	4,582
Operating expenses	(2,200)	87	(39)	—	48	(2,152)
Profit before doubtful debts and income tax	2,357	110	(39)	2	73	2,430
Provision for doubtful debts	(284)	—	—	—	—	(284)
Profit before income tax	2,073	110	(39)	2	73	2,146
Income tax expense	(597)	—	7	—	7	(590)
Profit after income tax	1,476	110	(32)	2	80	1,556
Net profit attributable to minority interest	(1)	—	—	—	—	(1)
Net profit attributable to shareholders of the Company	1,475	110	(32)	2	80	1,555

(1)       Reported performance for the period ended 31 March 2005

(2)       Mainly relates to the impact of additional securitisation vehicles brought onto balance sheet

Table 3: Income statement for the year ended 30 September 2005

		Effect of transition to AIFRS
			Share
		Goodwill	Based		Total AIFRS
	AGAAP(1)	Amortisation	Payments	Other(2)	Adjustments	AIFRS
		(note (i))	(note (iii))
	$M	$M	$M	$M	$M	$M
Total income	20,979	45	—	273	318	21,297
Interest income	17,427	—	—	292	292	17,719
Interest expense	(11,629)	—	—	(272)	(272)	(11,901)
Net interest income	5,798	—	—	20	20	5,818
Other operating income	3,552	45	—	(19)	26	3,578
Operating income	9,350	45	—	1	46	9,396
Operating expenses	(4,515)	179	(80)	(2)	97	(4,418)
Profit before doubtful debts and income tax	4,835	224	(80)	(1)	143	4,978
Provision for doubtful debts	(580)	—	—	—	—	(580)
Profit before income tax	4,255	224	(80)	(1)	143	4,398
Income tax expense	(1,234)	—	17	(3)	14	(1,220)
Profit after income tax	3,021	224	(63)	(4)	157	3,178
Net profit attributable to minority interest	(3)	—	—	—	—	(3)
Net profit attributable to shareholders of the Company	3,018	224	(63)	(4)	157	3,175

(1)  Reported performance for the year ended 30 September 2005

(2)  Mainly relates to the impact of additional securitisation vehicles brought onto balance sheet

Table 4: Balance sheet as at 31 March 2005

		Effect of transition to AIFRS
				Defined
		1 October 2004		Benefit
		AIFRS		Superannuation
Reference	AGAAP(1)	Adjustments	Goodwill	Schemes
		(from Table 1)	(note (i))	(note (ii))
	$M	$M	$M	$M
Assets
Liquid assets	8,855	2	—	—
Due from other financial institutions	6,428	—	—	—
Trading securities	6,108	—	—	—
Derivative financial instruments	—	4,448	—	—
Investment securities	6,745	2,797	—	—
Net loans and advances	218,558	2,144	—	—
Customer’s liability for acceptances	12,922	—	—	—
Regulatory deposits	143	—	—	—
Shares in associates and joint venture entities	1,764	9	23	—
Deferred tax assets	1,234	60	—	(3)
Goodwill and other intangible assets	3,118	430	87	—
Other assets	10,493	(4,365)	—	2
Premises and equipment	1,481	(435)	—	—
Total assets	277,849	5,090	110	(1)
Liabilities
Due to other financial institutions	10,056	—	—	—
Deposits and other borrowings	180,410	5,037	—	—
Derivative financial instruments	—	5,654	—	—
Liability for acceptances	12,922	—	—	—
Income tax liabilities	1,715	7	—	1
Payables and other liabilities	12,431	(5,412)	—	(10)
Provisions	865	—	—	—
Bonds and notes	32,321	—	—	—
Loan capital	8,121	—	—	—
Total liabilities	258,841	5,286	—	(9)
Net assets	19,008	(196)	110	8
Shareholders’ equity
Ordinary share capital	8,028	(62)	—	—
Preference share capital	1,858	—	—	—
Reserves
- Foreign currency translation reserve	(66)	(218)	—	—
- Asset revaluation reserve	31	(31)	—	—
- Share options reserve	—	44	—	—
- Other reserves	330	—	—	—
Total reserves	295	(205)	—	—
Retained profits	8,809	71	110	1
- Actuarial gain/loss on defined benefit plans	—	—	—	7
Total retained profits	8,809	71	110	8
Share capital and reserves attributable to shareholders of the Company	18,990	(196)	110	8
Minority interest	18	—	—	—
Total shareholders’ equity	19,008	(196)	110	8

(1)  Reported financial position for the period ended 31 March 2005

	Effect of transition to AIFRS
	Share Based	Securitisation	Software	Derivatives		Total AIFRS
Reference	Payments	Vehicles	Reclassification	Reclassification	Other	Adjustments	AIFRS
	(note (iii))	(note (iv))	(note (viii))	(note (ix))
	$M	$M	$M	$M	$M	$M
Assets
Liquid assets	—	(1)	—	—	—	1	8,856
Due from other financial institutions	—	—	—	—	—	—	6,428
Trading securities	—	—	—	—	—	—	6,108
Derivative financial instruments	—	(12)	—	(434)	—	4,002	4,002
Investment securities	—	44	—	—	—	2,841	9,586
Net loans and advances	—	(308)	—	—	—	1,836	220,394
Customer’s liability for acceptances	—	—	—	—	—	—	12,922
Regulatory deposits	—	—	—	—	—	—	143
Shares in associates and joint venture entities	—	—	—	—	—	32	1,796
Deferred tax assets	2	(10)	—	—	—	49	1,283
Goodwill and other intangible assets	—	—	(29)	—	2	490	3,608
Other assets	—	19	—	434	—	(3,910)	6,583
Premises and equipment	—	—	29	—	—	(406)	1,075
Total assets	2	(268)	—	—	2	4,935	282,784
Liabilities
Due to other financial institutions	—	—	—	—	—	—	10,056
Deposits and other borrowings	—	(270)	—	—	—	4,767	185,177
Derivative financial instruments	—	2	—	(669)	—	4,987	4,987
Liability for acceptances	—	—	—	—	—	—	12,922
Income tax liabilities	(5)	(13)	—	—	—	(10)	1,705
Payables and other liabilities	11	12	—	669	2	(4,728)	7,703
Provisions	—	—	—	—	—	—	865
Bonds and notes	—	—	—	—	—	—	32,321
Loan capital	—	—	—	—	—	—	8,121
Total liabilities	6	(269)	—	—	2	5,016	263,857
Net assets	(4)	1	—	—	—	(81)	18,927
Shareholders’ equity
Ordinary share capital	16	—	—	—	—	(46)	7,982
Preference share capital	—	—	—	—	—	—	1,858
Reserves
- Foreign currency translation reserve	—	—	—	—	—	(218)	(284)
- Asset revaluation reserve	—	—	—	—	—	(31)	—
- Share options reserve	12	—	—	—	—	56	56
- Other reserves	—	—	—	—	—	—	330
Total reserves	12	—	—	—	—	(193)	102
Retained profits	(32)	1	—	—	—	151	8,960
- Actuarial gain/loss on defined benefit plans	—	—	—	—	—	7	7
Total retained profits	(32)	1	—	—	—	158	8,967
Share capital and reserves attributable to shareholders of the Company	(4)	1	—	—	—	(81)	18,909
Minority interest	—	—	—	—	—	—	18
Total shareholders’ equity	(4)	1	—	—	—	(81)	18,927

Table 5: Balance sheet as at 30 September 2005

		Effect of transition to AIFRS
		1 October		Defined Benefit
		2004 AIFRS		Superannuation
Reference	AGAAP(1)	Adjustments	Goodwill	Schemes
		(from Table 1)	(note (i))	(note (ii))
	$M	$M	$M	$M
Assets
Liquid assets	11,600	2	—	—
Due from other financial institutions	6,348	—	—	—
Trading securities	6,285	—	—	—
Derivative financial instruments	—	4,448	—	—
Investment securities	6,941	2,797	—	—
Net loans and advances	230,952	2,144	—	—
Customer’s liability for acceptances	13,449	—	—	—
Regulatory deposits	159	—	—	—
Shares in associates and joint venture entities	1,872	9	45	—
Deferred tax assets	1,337	60	—	(13)
Goodwill and other intangible assets	2,898	430	179	—
Other assets	9,903	(4,365)	—	6
Premises and equipment	1,441	(435)	—	—
Total assets	293,185	5,090	224	(7)
Liabilities
Due to other financial institutions	12,027	—	—	—
Deposits and other borrowings	185,693	5,037	—	—
Derivative financial instruments	—	5,654	—	—
Liability for acceptances	13,449	—	—	—
Income tax liabilities	1,797	7	—	3
Payables and other liabilities	11,607	(5,412)	—	(34)
Provisions	914	—	—	—
Bonds and notes	39,073	—	—	—
Loan capital	9,137	—	—	—
Total liabilities	273,697	5,286	—	(31)
Net assets	19,488	(196)	224	24
Shareholders’ equity
Ordinary share capital	8,074	(62)	—	—
Preference share capital	1,858	—	—	—
Reserves
- Foreign currency translation reserve	(225)	(218)	—	—
- Asset revaluation reserve	31	(31)	—	—
- Share options reserve	—	44	—	—
- Other reserves	330	—	—	—
Total reserves	136	(205)	—	—
Retained profits	9,393	71	224	(1)
- Actuarial gain/loss on defined benefit plans	—	—	—	25
Total retained profits	9,393	71	224	24
Share capital and reserves attributable to shareholders of the Company	19,461	(196)	224	24
Minority interest	27	—	—	—
Total shareholders’ equity	19,488	(196)	224	24

(1)  Reported financial position for the financial year ended 30 September 2005

	Effect of transition to AIFRS
	Share
	Based	Securitisation	Software	Derivatives		Total AIFRS
Reference	Payments	Vehicles	Reclassification	Reclassification	Other	Adjustments	AIFRS
	(note (iii))	(note (iv))	(note (viii))	(note (ix))
	$M	$M	$M	$M	$M	$M	$M
Assets
Liquid assets	—	(1)	—	—	—	1	11,601
Due from other financial institutions	—	—	—	—	—	—	6,348
Trading securities	—	—	—	—	—	—	6,285
Derivative financial instruments	—	(12)	—	(706)	—	3,730	3,730
Investment securities	—	304	—	—	—	3,101	10,042
Net loans and advances	—	(606)	—	—	—	1,538	232,490
Customer’s liability for acceptances	—	—	—	—	—	—	13,449
Regulatory deposits	—	—	—	—	—	—	159
Shares in associates and joint venture entities	—	—	—	—	—	54	1,926
Deferred tax assets	5	—	—	—	—	52	1,389
Goodwill and other intangible assets	—	—	(48)	—	(5)	556	3,454
Other assets	—	(73)	—	706	—	(3,726)	6,177
Premises and equipment	—	—	48	—	—	(387)	1,054
Total assets	5	(388)	—	—	(5)	4,919	298,104
Liabilities
Due to other financial institutions	—	—	—	—	—	—	12,027
Deposits and other borrowings	—	(408)	—	—	—	4,629	190,322
Derivative financial instruments	—	—	—	(1,429)	—	4,225	4,225
Liability for acceptances	—	—	—	—	—	—	13,449
Income tax liabilities	(12)	4	—	—	2	4	1,801
Payables and other liabilities	16	16	—	1,429	(4)	(3,989)	7,618
Provisions	—	—	—	—	—	—	914
Bonds and notes	—	—	—	—	—	—	39,073
Loan capital	—	—	—	—	—	—	9,137
Total liabilities	4	(388)	—	—	(2)	4,869	278,566
Net assets	1	—	—	—	(3)	50	19,538
Shareholders’ equity
Ordinary share capital	41	—	—	—	—	(21)	8,053
Preference share capital	—	—	—	—	—	—	1,858
Reserves
- Foreign currency translation reserve	—	—	—	—	—	(218)	(443)
- Asset revaluation reserve	—	—	—	—	—	(31)	—
- Share options reserve	23	—	—	—	—	67	67
- Other reserves	—	—	—	—	—	—	330
Total reserves	23	—	—	—	—	(182)	(46)
Retained profits	(63)	—	—	—	(3)	228	9,621
- Actuarial gain/loss on defined benefit plans	—	—	—	—		25	25
Total retained profits	(63)	—	—	—	(3)	253	9,646
Share capital and reserves attributable to shareholders of the Company	1	—	—	—	(3)	50	19,511
Minority interest	—	—	—	—	—	—	27
Total shareholders’ equity	1	—	—	—	(3)	50	19,538

Table 6: Balance sheet as at 1 October 2005

	Effect of transition to AIFRS
		30 September
		2005 AIFRS	Credit Loss	Fee
Reference	AGAAP(1)	Adjustments	Provisioning	Revenue
		(from Table 5)	(note (a))	(note (b))
	$M	$M	$M	$M
Assets
Liquid assets	11,600	1	—	—
Due from other financial institutions	6,348	—	—	—
Trading securities	6,285	—	—	—
Derivative financial instruments	—	3,730	—	—
Available for sale assets	—	—	—	—
Investment securities	6,941	3,101	—	—
Net loans and advances	230,952	1,538	289	(382)
Customer’s liability for acceptances	13,449	—	—	—
Regulatory deposits	159	—	—	—
Shares in associates and joint venture entities	1,872	54	—	—
Deferred tax assets	1,337	52	(105)	121
Goodwill and other intangible assets	2,898	556	—	—
Other assets	9,903	(3,726)	—	(15)
Premises and equipment	1,441	(387)	—	—
Total assets	293,185	4,919	184	(276)

Liabilities
Due to other financial institutions	12,027	—	—	—
Deposits and other borrowings	185,693	4,629	—	—
Derivative financial instruments	—	4,225	—	—
Liability for acceptances	13,449	—	—	—
Income tax liabilities	1,797	4	—	—
Payables and other liabilities	11,607	(3,989)	—	—
Provisions	914	—	—	—
Bonds and notes	39,073	—	—	—
Loan capital	9,137	—	—	—
Total liabilities	273,697	4,869	—	—
Net assets	19,488	50	184	(276)

Shareholders’ equity
Ordinary share capital	8,074	(21)	—	—
Preference share capital	1,858	—	—	—
Reserves
- Foreign currency translation reserve	(225)	(218)	(23)	—
- Asset revaluation reserve	31	(31)	—	—
- Share options reserve	—	67	—	—
- Cashflow hedging reserve	—	—	—	—
- Available for sale reserve	—			—
- Other reserves	330			—
Total reserves	136	(182)	(23)	—
Retained profits	9,393	228	207	(276)
- Actuarial gain/loss on defined benefit plans	—	25	—	—
Total retained profits	9,393	253	207	(276)
Share capital and reserves attributable to shareholders of the Company	19,461	50	184	(276)
Minority interest	27	—	—	—
Total shareholders’ equity	19,488	50	184	(276)

(1)  Reported financial position for the financial year ended 30 September 2005

	Effect of transition to AIFRS
	Derivative
	Accounting	Financial
	Including	Instruments	Reclassification	Accounting		Total AIFRS
Reference	Hedging	Remeasurement	of StEPS	for INGA	Other	Adjustments	AIFRS
	(note (c))	(note (d))	(note (e))	(note (f))
	$M	$M	$M	$M	$M	$M	$M
Assets
Liquid assets	—	—	—	—	—	1	11,601
Due from other financial institutions	—	—	—	—	—	—	6,348
Trading securities	—	(112)	—	—	—	(112)	6,173
Derivative financial instruments	275	(42)	—	—	—	3,963	3,963
Available for sale assets	1	11,153	—	—	—	11,154	11,154
Investment securities	(11)	(10,031)	—	—	—	(6,941)	—
Net loans and advances	(214)	(1,129)	—	—	—	102	231,054
Customer’s liability for acceptances	—	—	—	—	—	—	13,449
Regulatory deposits	—	—	—	—	—	—	159
Shares in associates and joint venture entities	—	—	—	(138)	—	(84)	1,788
Deferred tax assets	49	—	(4)	—	3	116	1,453
Goodwill and other intangible assets	—	—	—	—	(15)	541	3,439
Other assets	(11)	(38)	11	—	(2)	(3,781)	6,122
Premises and equipment	—	—	—	—	—	(387)	1,054
Total assets	89	(199)	7	(138)	(14)	4,572	297,757

Liabilities
Due to other financial institutions	—	—	—	—	—	—	12,027
Deposits and other borrowings	(70)	—	—	—	—	4,559	190,252
Derivative financial instruments	35	6	—	—	—	4,266	4,266
Liability for acceptances	—	—	—	—	—	—	13,449
Income tax liabilities	54	(20)	—	—	(9)	29	1,826
Payables and other liabilities	4	(131)	—	—	(1)	(4,117)	7,490
Provisions	—	—	—	—	16	16	930
Bonds and notes	(7)	—	—	—	—	(7)	39,066
Loan capital	65	—	1,000	—	—	1,065	10,202
Total liabilities	81	(145)	1,000	—	6	5,811	279,508
Net assets	8	(54)	(993)	(138)	(20)	(1,239)	18,249

Shareholders’ equity
Ordinary share capital	—	—	—	—	—	(21)	8,053
Preference share capital	—	—	(987)	—	—	(987)	871
Reserves
- Foreign currency translation reserve	—	—	—	—	—	(241)	(466)
- Asset revaluation reserve	—	—	—	—	—	(31)	—
- Share options reserve	—	—	—	—	—	67	67
- Cashflow hedging reserve	162	—	—	—	—	162	162
- Available for sale reserve	(1)	(17)	—	8	—	(10)	(10)
- Other reserves	—	—	—	—	—	—	330
Total reserves	161	(17)	—	8	—	(53)	83
Retained profits	(153)	(37)	(6)	(146)	(20)	(203)	9,190
- Actuarial gain/loss on defined benefit plans	—	—	—	—	—	25	25
Total retained profits	(153)	(37)	(6)	(146)	(20)	(178)	9,215
Share capital and reserves attributable to shareholders of the Company	8	(54)	(993)	(138)	(20)	(1,239)	18,222
Minority interest	—	—	—	—	—	—	27
Total shareholders’ equity	8	(54)	(993)	(138)	(20)	(1,239)	18,249

DIRECTORS’ DECLARATION

The directors of Australia and New Zealand Banking Group Limited declare that:

1.               in the directors’ opinion the financial statements and notes of the consolidated entity set out on pages 61 to 115 are in accordance with the Corporations Act 2001 (as amended), including:

(a)          that they comply with Australian Accounting Standard AASB 134: ‘Interim Financial Reporting’, and the Corporations Regulations 2001, and

(b)         that they give a true and fair view of the financial position of the consolidated entity as at 31 March 2006 and of its performance for the half year ended on that date; and

2.               in the directors’ opinion at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.

/s/ Charles Goode	/s/ John McFarlane
Charles Goode	John McFarlane
Chairman	Director

27 April 2006

AUDITORS’ REVIEW REPORT AND INDEPENDENCE STATEMENT

Independent review report to the members of Australia and New Zealand Banking Group Limited

Scope

We have reviewed the financial report of Australia and New Zealand Banking Group Limited (“the Company”) for the half year ended 31 March 2006, consisting of the consolidated condensed interim statements of income, balance sheet, recognised income and expense, cash flows, accompanying notes 1 to 24 and the Directors’ Declaration set out on pages 64 to 116. The financial report includes the consolidated condensed financial statements of the consolidated entity comprising the Company and the entities it controlled at the end of the half year or from time to time during the half year. The Company’s directors are responsible for the financial report including the relevant reconciling information regarding adjustments required under the Australian Accounting Standard AASB 1: ‘First-time Adoption of Australian equivalents to International Financial Reporting Standards’.

We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Australian Accounting Standard AASB 134: ‘Interim Financial Reporting’ and other mandatory financial reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity’s financial position, and performance as represented by the results of its operations and its cash flows and in order for the Company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year financial report of Australia and New Zealand Banking Group Limited is not in accordance with:

(a)   the Corporations Act 2001, including:

(i)             giving a true and fair view of the consolidated entity financial position as at 31 March 2006 and of its performance for the half year ended on that date; and

(ii)          complying with Australian Accounting Standard AASB 134: ‘Interim Financial Reporting’ and the Corporations Regulations 2001; and

(b)   other mandatory financial reporting requirements in Australia.

/s/ KPMG	/s/ Mitch Craig
KPMG	Mitch Craig
Melbourne	Partner

27 April 2006

Lead Auditor’s Independence Statement to the directors of Australia and New Zealand Banking Group Limited

I state that, to the best of my knowledge and belief in relation to the review for the half year ended 31 March 2006 there have been:

(a)          no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review, other than contraventions (relating to minor matters rectified within 7 days and reported to the directors) covered by ASIC Class Order 05/910; and

(b)         no contraventions of any applicable code of professional conduct in relation to the review.

/s/ KPMG	/s/ Mitch Craig
KPMG	Mitch Craig
Melbourne	Partner

27 April 2006

SUPPLEMENTARY INFORMATION - AVERAGE BALANCE SHEET

Average Balance Sheet on a fully comparable AIFRS basis(1)

	Half year Mar 06			Half year Sep 05			Half year Mar 05
	Ave bal	Int	Rate	Ave bal	Int	Rate	Ave bal	Int	Rate
	$M	$M	%	$M	$M	%	$M	$M	%
Interest earning assets
Due from other financial institutions
Australia	1,320	32	4.9%	880	24	5.4%	733	19	5.2%
New Zealand	2,131	69	6.5%	2,092	63	6.0%	2,392	63	5.3%
Overseas markets	4,586	99	4.3%	3,108	58	3.7%	2,218	32	2.9%

Investments in available for sale and other assets
Australia	15,255	433	5.7%	12,041	336	5.6%	10,920	302	5.5%
New Zealand	2,292	83	7.3%	2,052	63	6.1%	2,401	70	5.8%
Overseas markets	2,687	57	4.3%	2,805	49	3.5%	3,179	51	3.2%

Loans and advances
Australia	165,103	5,987	7.3%	156,622	5,739	7.3%	147,149	5,232	7.1%
New Zealand	65,866	2,849	8.7%	62,779	2,670	8.5%	59,197	2,445	8.3%
Overseas markets	9,172	308	6.7%	8,700	276	6.3%	9,282	248	5.4%

Acceptances(2)
Australia	13,725	464	6.8%	13,258	459	6.9%	13,073	434	6.7%
Overseas markets	170	4	4.7%	86	1	2.3%	61	1	3.3%

Other assets
Australia	3,337	128	7.7%	2,535	61	4.9%	1,896	48	5.1%
New Zealand	4,417	133	6.0%	3,340	93	5.6%	2,481	72	5.8%
Overseas markets	4,303	131	6.1%	4,011	109	5.4%	2,624	81	6.2%

Intragroup assets Overseas markets	12,046	272	4.5%	9,247	179	3.9%	9,707	151	3.1%
	306,410	11,049		283,556	10,180		267,313	9,249
Intragroup elimination	(12,046)	(272)		(9,247)	(179)		(9,707)	(151)
	294,364	10,777	7.3%	274,309	10,001	7.3%	257,606	9,098	7.1%

Non-interest earning assets
Derivatives
Australia	6,708			5,937			3,932
New Zealand	2,180			1,564			1,728
Overseas markets	(564)			(226)			(308)

Premises and equipment	1,078			1,155			1,033

Other assets	13,794			13,490			12,564

Provisions for credit impairment							(1,408)
Australia	(1,499)			(1,495)
New Zealand	(432)			(439)			(403)
Overseas markets	(185)			(219)			(291)
	21,080			19,767			16,847
Total average assets	315,444			294,076			274,453

(1)       See definition on page 122

(2)       Acceptances have been classified as interest earning assets following adoption of AIFRS on 1 October 2005. This is consistent with the reclassification of commercial bill margins from fees to net interest.

	Half year Mar 06			Half year Sep 05			Half year Mar 05
	Ave bal	Int	Rate	Ave bal	Int	Rate	Ave bal	Int	Rate
	$M	$M	%	$M	$M	%	$M	$M	%
Interest bearing liabilities
Time deposits
Australia	41,323	1,151	5.6%	40,122	1,106	5.5%	38,650	1,020	5.3%
New Zealand	26,868	927	6.9%	25,537	847	6.6%	25,626	813	6.4%
Overseas markets	12,802	283	4.4%	11,185	210	3.7%	10,965	173	3.2%

Savings deposits
Australia	14,765	228	3.1%	14,092	215	3.0%	13,699	199	2.9%
New Zealand	7,021	151	4.3%	7,264	151	4.1%	7,155	140	3.9%
Overseas markets	502	3	1.2%	419	1	0.5%	415	1	0.5%

Other demand deposits
Australia	37,384	812	4.4%	35,443	765	4.3%	32,448	666	4.1%
New Zealand	8,375	242	5.8%	8,165	219	5.3%	7,818	193	5.0%
Overseas markets	968	9	1.9%	805	7	1.7%	783	6	1.5%

Due to other financial institutions
Australia	3,012	78	5.2%	1,515	47	6.2%	1,397	39	5.6%
New Zealand	2,128	58	5.5%	1,567	47	6.0%	1,793	45	5.0%
Overseas markets	6,602	164	5.0%	5,073	101	4.0%	4,209	64	3.0%

Commercial paper
Australia	9,605	275	5.7%	7,770	226	5.8%	7,988	218	5.5%
New Zealand	6,879	253	7.4%	7,769	268	6.9%	7,664	253	6.6%
Overseas markets	8,626	180	4.2%	6,421	103	3.2%	6,099	69	2.3%

Borrowing corporations’ debt
Australia	9,124	257	5.6%	9,201	264	5.7%	9,316	254	5.5%
New Zealand	1,962	67	6.8%	1,927	64	6.6%	1,981	62	6.3%

Acceptances(2)
Australia	13,725	384	5.6%	13,258	377	5.7%	13,073	353	5.4%
Overseas markets	170	4	4.7%	86	1	2.3%	61	1	3.3%

Loan capital, bonds and notes
Australia	43,593	1,252	5.8%	42,281	1,212	5.7%	36,312	996	5.5%
New Zealand	8,891	331	7.5%	5,906	211	7.1%	3,601	124	6.9%
Overseas markets	137	3	4.4%	136	2	2.9%	139	2	2.9%

Other liabilities(3)
Australia	4,847	233	n/a	4,730	244	n/a	4,458	208	n/a
New Zealand	234	50	n/a	150	66	n/a	64	35	n/a
Overseas markets	469	14	n/a	95	6	n/a	87	9	n/a

Intragroup liabilities
Australia	5,724	82	2.9%	3,105	(6)	-0.4%	4,191	(8)	-0.4%
New Zealand	6,322	190	6.0%	6,142	185	6.0%	5,516	159	5.8%
	282,058	7,681		260,164	6,939		245,508	6,094
Intragroup elimination	(12,046)	(272)		(9,247)	(179)		(9,707)	(151)
	270,012	7,409	5.5%	250,917	6,760	5.4%	235,801	5,943	5.1%

Non-interest bearing liabilities
Deposits
Australia	4,387			4,173			4,121
New Zealand	3,858			3,771			3,298
Overseas markets	1,104			1,071			881

Derivatives
Australia	6,821			5,992			3,532
New Zealand	2,139			1,826			2,387
Overseas markets	(975)			(819)			(99)
Other liabilities	9,964			9,771			7,540
	27,298			25,785			21,660
Total average liabilities	297,310			276,702			257,461

(1)       See definition on page 122

(2)       Acceptances have been classified as interest bearing liabilities following adoption of AIFRS on 1 October 2005. This is consistent with the reclassification of commercial bill margins from fees to net interest.

(3)       Includes foreign exchange swap costs

	Half year Mar 06	Half year Sep 05	Half year Mar 05
	$M	$M	$M
Total average assets
Australia	211,498	197,608	183,434
New Zealand	81,736	76,543	72,571
Overseas markets	34,256	29,172	28,155
less intragroup elimination	(12,046)	(9,247)	(9,707)
	315,444	294,076	274,453
% of total average assets attributable to overseas activities	33.0%	32.8%	33.2%

Average interest earning assets
Australia	198,740	185,336	173,772
New Zealand	74,706	70,263	66,471
Overseas markets	32,964	27,957	27,070
less intragroup elimination	(12,046)	(9,247)	(9,707)
	294,364	274,309	257,606

Total average liabilities
Australia	201,742	188,590	174,506
New Zealand	75,838	71,890	68,168
Overseas markets	31,776	25,469	24,494
less intragroup elimination	(12,046)	(9,247)	(9,707)
	297,310	276,702	257,461

Total average shareholders’ equity
Ordinary share capital	17,263	16,503	16,470
Preference share capital	871	871	522
	18,134	17,374	16,992
Total average liabilities and shareholders’ equity	315,444	294,076	274,453
% of total average liabilities attributable to overseas activities	34.1%	33.0%	33.8%

(1)       See definition on page 122

(2)       Excludes Treasury shares held within the Group

SUPPLEMENTARY INFORMATION - AVERAGE BALANCE SHEET

Average Balance Sheet on a fully comparable AIFRS basis(1)

	Half year Mar 06	Half year Sep 05	Half year Mar 05
	%	%	%
Gross earnings rate(2)
Australia	7.11	7.12	6.97
New Zealand	8.41	8.20	8.00
Overseas markets	5.30	4.79	4.17
Total Group	7.34	7.27	7.08

Interest spread and net interest average margin may be analysed as follows:

Australia
Gross interest spread	1.91	1.96	2.08
Interest not recognised on impaired assets	(0.00)	(0.01)	(0.01)
Net interest spread	1.91	1.95	2.07
Interest attributable to net non-interest bearing items	0.40	0.39	0.34
Net interest average margin - Australia	2.31	2.34	2.41

New Zealand
Gross interest spread	1.80	1.84	2.03
Interest not recognised on impaired assets	(0.02)	(0.00)	(0.01)
Net interest spread	1.78	1.84	2.02
Interest attributable to net non-interest bearing items	0.54	0.52	0.48
Net interest average margin - New Zealand	2.32	2.36	2.50

Overseas markets
Gross interest spread	0.95	1.24	1.33
Interest not recognised on impaired assets	(0.02)	(0.01)	(0.04)
Net interest spread	0.93	1.23	1.29
Interest attributable to net non-interest bearing items	0.36	0.48	0.46
Net interest average margin - Overseas markets	1.29	1.71	1.75

Group
Gross interest spread	1.85	1.91	2.04
Interest not recognised on impaired assets	(0.01)	(0.01)	(0.01)
Net interest spread	1.84	1.90	2.03
Interest attributable to net non-interest bearing items	0.45	0.46	0.43
Net interest average margin	2.29	2.36	2.46

(1)       See definition on page 122

(2)       Average interest rate received on interest earning assets

DEFINITIONS

Adjusted common equity (ACE) is Tier 1 capital less preference shares and other Hybrid Capital at current rates and regulatory deductions from total capital.

AIFRS - Australian Equivalents of International Accounting Standards

Business Unit description:

Personal Banking Australia

•                  Banking Products manufactures deposit, transaction account and margin lending products.

•                  Consumer Finance provides consumer and commercial credit cards, ePayment products, personal loans, and merchant payment and ATM facilities.

•                  Mortgages provides mortgage finance secured by residential real estate in Australia.

•                  Rural Commercial and Agribusiness Products provides a full range of banking services to personal customers across Australia, and to small business and agricultural customers in rural Australia.

•                  Investment & Insurance Products comprises the equity accounted earnings from INGA’s core business operations (excludes investment earnings), the Financial Planning distribution business, margin lending, the trustee business and E*Trade.

•                  Other includes the branch network, whose costs are fully recovered from product business units, Private Banking and marketing and support costs.

Institutional

•                  Client Relationship Group manages customer relationships and develops financial services solutions and strategies for large businesses with a turnover greater than $100 million in Australia and New Zealand and, through corporate clients where the Group has an existing customer relationship, in the United Kingdom, United States and Asia.

•                  Corporate and Structured Financing provides complex financing and advisory services, structured financial products, leasing, private equity, project and leveraged finance and infrastructure investment to ANZ’s Institutional, Corporate and Small Business customers.

•                  Debt Product Group manages Institutional’s balance sheet with particular focus on credit quality, diversification and maximising risk adjusted returns.

•                  Markets provides origination, underwriting, structuring, risk management, advice and sale of credit and derivative products, foreign exchange and commodity trading and sales-related services globally.

•                  Trade and Transaction Services provides cash management, trade finance, international payments, clearing and custodian services principally to institutional and corporate customers.

New Zealand Businesses

•                  ANZ Retail operating under the ANZ brand in New Zealand provides a full range of banking service to personal and business banking customers.

•                  Corporate Banking in New Zealand incorporates the ANZ and NBNZ brands, and provides financial solutions through a relationship management model for medium-sized businesses with a turnover up to NZD100 million.

•                  National Bank Retail operating under the National Bank brand in New Zealand, provides a full range of banking services to personal customers from youth through to private banking, and business banking customers with turnover up to NZD5 million.

•                  NBNZ refers to the operations of the National Bank of New Zealand Limited purchased on 1 December 2003. These operations were amalgamated with ANZ Banking Group (New Zealand) Limited on 26 June 2004 to form ANZ National Bank Limited (ANZ NB). NBNZ was reported as a separate business unit until 30 September 2004.

•                  Rural Banking in New Zealand provides a full range of banking services to rural and agribusiness customers.

Corporate Australia

•                  Business Banking in Australia provides a full range of banking services to metropolitan-based small to medium businesses, with turnover up to $10 million and business banking funds under management of more than $50,000.

•                  Corporate Banking Australia manages customer relationships and develops financial solutions for medium-sized businesses with a turnover of $10 million to $150 million.

•                  Small Business Banking in Australia provides business banking services to metropolitan-based small businesses, with business banking funds under management of up to $50,000.

Non-continuing Businesses comprises the London headquartered project finance business the run-off of New Zealand conduit transactions and certain structured finance transactions that ANZ has exited as part of its de-risking strategy.

Group Centre

reasury is the banker to all ANZ businesses charged with providing cashflow support, ensuring liquidity, managing interest rate risk and providing capital to the businesses.

Economic loss provisioning (ELP) charge is determined based on the expected average annual loss of principal over the economic cycle for the current risk profile of the lending portfolio.

Equity standardisation Economic Value Added (EVATM) principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against business units. Equity standardised profit is determined by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted capital. This enhances comparability of business unit performance. Geographic results are not equity standardised.

Impaired assets are those whose carrying value was greater than the amount expected to be recovered over its life. More specifically, in relation to loans or other credit facilities, impairment may arise where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where concessional terms have been provided because of the financial difficulties of the customer.

Income includes external interest income, other external operating income, and if positive and net intersegment interest income.

Individual provision charge is the amount of impairment on those loans and advances assessed for impairment on an individual basis (as opposed to on a collective basis). It takes into account expected cash flow over the lives of those loans and advances.

Liquid assets are cash and cash equivalent assets. Cash equivalent assets are highly liquid investments with short periods to maturity, are readily convertible to cash at ANZ’s option and are subject to an insignificant risk of changes in value.

Net advances include gross loans and advances and acceptances less income yet to mature and provisions (for both as at and average volumes).

Net inter business unit expenses - consists of the charges made between business units for the provision of support services. Both payments and receipts by business units are shown as net inter business unit expenses.

Net interest margin is net interest income as a percentage of average interest earning assets. Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net interest spread is the average interest rate received on interest earning assets less the average interest rate paid on interest bearing liabilities. Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net non-interest bearing items, referred to in the analysis of interest spread and net interest average margin, includes shareholders’ equity, impairment of loans and advances, and deposits not bearing interest and other liabilities not bearing interest, offset by premises and equipment and other non-interest earning assets. Impaired loans are included within interest bearing loans, advances and bills discounted.

Net tangible assets equals share capital and reserves attributable to shareholders of the company less preference share capital and unamortised intangible assets (including software).

Operating expenses exclude the provision for impairment of loans and advances charge.

Operating income in business segments includes equity standardised net interest and other operating income.

Overseas Markets includes all operations outside of Australia and New Zealand. The Group’s geographic segments are Australia, New Zealand and Overseas Markets.

Profit on a fully comparable AIFRS basis is management’s estimate of prior year results adjusted for the impact of those AIFRS standards, principally financial instrument and insurance related, which became effective from 1 October 2005. No adjustment has been made to retrospectively designate derivatives hedging the Group’s funding on the basis of impracticability.

Return on asset ratios include net intra group assets which are risk weighted at 0% for return on risk weighted assets calculations.

Significant items are items that have a material impact (typically >$10 million) on profit after tax, or the earnings used in the earnings per share calculation. Significant items also do not arise in the normal course of business and are infrequent in nature. Divestments are typically defined as significant items.

Total advances include gross loans and advances and acceptances less income yet to mature (for both as at and average volumes). Loans and advances classified as available-for-sale are excluded from total advances.

Unproductive facilities comprise facilities (such as standby letters of credit, bill endorsements, documentary letters of credit, guarantees to third parties, undrawn facilities to which the Group is irrevocably committed and market related exposures) where the customer status is non-accrual.

ALPHABETICAL INDEX

PAGE
Associates, joint venture entities and investments	99
Auditors’ Review Report and Independence Statement	117
Average balance sheet and related interest	91
Business Performance Review	37
Capital management	89
Chief Financial Officer’s Review	11
Changes in the composition of the Group	99
Contingent liabilities and contingent assets	96
Consolidated Condensed Cash flow statement	67
Consolidated Condensed Income Statement	64
Consolidated Condensed Balance Sheet	65
Consolidated Condensed Statement of recognised income and expense	66
Definitions	122
Derivative financial instruments	79
Directors’ Declaration	116
Directors’ Report	63
Dividends	77
Earnings per share	78
Exchange rates	100
Financial Highlights	5
Four year summary by half year	59
Geographic Segment Performance	51
Highlights	1
Impact of adopting Australian Equivalents to International Financial Reporting Standards (AIFRS)	101
Impaired financial assets	82
Income	74
Income tax expense	76
Interest spreads and net interest average margins	94
Loan capital	86
Net loans and advances	81
Note to the Cash Flow Statement	98
Operating expenses	75
Provision for credit impairment	85
Segment analysis	95
Share Capital	86
Shareholders’ Equity	87
Significant accounting policies	68
Significant events since balance date	100
Supplementary information - Average Balance Sheet	118